EXHIBIT 2

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER,

dated as of June 16, 2014,

among

STAR BULK CARRIERS CORP.,

STAR SYNERGY LLC,

STAR OMAS LLC,

OAKTREE OBC HOLDINGS LLC,

MILLENNIA LIMITED LIABILITY COMPANY

and

THE OTHER PARTIES NAMED HEREIN

i

ii

iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of June 16, 2014 (this “Agreement”), among Star Bulk Carriers Corp., a Marshall Islands corporation (“Parent”), Star Synergy LLC, a Marshall Islands limited liability company and a wholly-owned subsidiary of Parent (“Oaktree Holdco Merger Sub”), Star Omas LLC, a Marshall Islands limited liability company and a wholly-owned subsidiary of Parent (“Pappas Holdco Merger Sub” and, together with Oaktree Holdco Merger Sub, the “Merger Subs”), Oaktree OBC Holdings LLC, a Marshall Islands limited liability company (the “Oaktree Holdco”), Millennia Limited Liability Company, a Marshall Islands limited liability company (the “Pappas Holdco” and, together with the Oaktree Holdco, the “Oceanbulk Holdcos”), Oaktree Dry Bulk Holdings LLC, a Marshall Islands limited liability company (the “Oaktree Seller”), and Millennia Holdings LLC, a Marshall Islands limited liability company (the “Pappas Seller” and, together with the Oaktree Seller, the “Sellers”).

RECITALS

WHEREAS, the Sellers collectively own all of the outstanding limited liability company interests of the Oaktree Holdco (the “Oaktree Units”) and all of the outstanding limited liability company interests of the Pappas Holdco (the “Pappas Units”), and each Seller owns that number and/or percentage of such Oaktree Units and Pappas Units as is set forth on Exhibit A hereto;

WHEREAS, the Oceanbulk Holdcos collectively own all of the outstanding equity interests in Oceanbulk Shipping LLC, a Marshall Islands limited liability company (“Oceanbulk Shipping”) and Oceanbulk Carriers LLC, a Marshall Islands limited liability company (“Oceanbulk Carriers”);

WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, Parent, the Merger Subs, the Sellers and the Oceanbulk Holdcos have approved the acquisition of the Oceanbulk Holdcos by Parent, by means of (i) a merger of Oaktree Holdco with and into Oaktree Holdco Merger Sub (the “Oaktree Holdco Merger”), with Oaktree Holdco Merger Sub continuing as the surviving company and a wholly-owned subsidiary of Parent and (ii) a merger of Pappas Holdco with and into Pappas Holdco Merger Sub (the “Pappas Holdco Merger” and, together with the Oaktree Holdco Merger, the “Merger”), with Pappas Holdco Merger Sub continuing as the surviving company and a wholly-owned subsidiary of Parent;

WHEREAS, simultaneously with the execution of this Agreement, Parent has entered into a share purchase agreement (the “Pappas Agreement”) with Mirabel Shipholding & Invest Limited, Mirach Shipping Company Limited and Bluesea Invest and Holding Limited, pursuant to which Parent has agreed to acquire all of the issued and outstanding shares of capital stock of Dioriga Shipping Co. and Positive Shipping Company from Mirach Shipping Company Limited and Bluesea Invest and Holding Limited, respectively (the “Pappas Sale”);

WHEREAS, a transaction committee of disinterested directors (the “Special Committee”) established by the board of directors of Parent (the “Parent Board”) has unanimously (i) determined that this Agreement, the Pappas Agreement and the transactions contemplated hereby and thereby are fair to and in the best interests of Parent and the stockholders of Parent (other than the Sellers and their Affiliates), (ii) declared advisable this Agreement, the Pappas Agreement and the transactions contemplated hereby and thereby, including the Merger and (iii) recommended to the Parent Board that this Agreement, the Pappas Agreement and the transactions contemplated hereby and thereby be approved by the Parent Board and submitted to the Parent Stockholders Meeting for approval;

WHEREAS, the Parent Board has (on its own behalf and as the sole member of each Merger Sub) (i) determined that this Agreement, the Pappas Agreement and the transactions contemplated hereby and thereby are fair to and in the best interests of Parent and Parent’s stockholders (other than the Sellers and their Affiliates), (ii) approved, adopted and declared advisable this Agreement, the Pappas Agreement and the transactions contemplated hereby and thereby, (iii) recommended that this Agreement, the Pappas Agreement and the transactions contemplated hereby and thereby be submitted to the Parent Stockholders Meeting for approval, and (iv) adopted the recommendation by the Special Committee for the approval of this Agreement, the Pappas Agreement, and the transactions contemplated hereby and thereby by the stockholders of Parent;

WHEREAS, simultaneously with the execution and delivery of this Agreement and as a condition and inducement to the willingness of Parent and each Merger Sub to enter into this Agreement, the Sellers have delivered to the Oceanbulk Holdcos (with a copy to Parent) a unanimous written consent in lieu of a meeting pursuant to which the applicable equityholders of each Oceanbulk Holdco will, without meeting, without prior notice and without any additional equityholder vote, (a) approve the Merger, adopt this Agreement and approve the transactions contemplated hereby and (b) approve certain actions in furtherance of the Merger, including the approval of any actions permitted to be taken by the Sellers’ Representative as provided herein; and

WHEREAS, simultaneously with the execution and delivery of this Agreement and as a condition and inducement to the willingness of the Sellers and the Oceanbulk Holdcos to enter into this Agreement, certain stockholders of Parent (the “Principal Stockholders”) are entering into a voting agreement (the “Voting Agreement”) with the Sellers pursuant to which, among other things, the Principal Stockholders have agreed, on the terms and subject to the conditions set forth in the Voting Agreement, to (a) vote their shares of Parent Common Stock in favor of approval of this Agreement and the Pappas Agreement and (b) take other actions in furtherance of the transactions contemplated hereby and thereby.

NOW, THEREFORE, in consideration of the foregoing and the representations and warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

SECTION 1.1. Certain Definitions.

(a) When used in this Agreement, the following terms will have the meanings assigned to them in this Section 1.1(a):

“1933 Act” means the Securities Act of 1933.

“1934 Act” means the Securities Exchange Act of 1934.

“ABY” means ABY Group Holding Limited, a Malta limited liability company.

“Acquisition Proposal” means, except as set forth in Section 1.1 of the Parent Disclosure Letter, any offer, proposal, inquiry or indication of interest or any public announcement of intention to enter into any agreement or of (or intention to make) any offer, proposal, inquiry or indication of interest by a Third Party relating to any transaction or series of transactions involving (i) any sale, lease, exchange, mortgage, transfer, license or other disposition, direct or indirect, of (A) 15% or more of the consolidated assets of Parent and its Subsidiaries or assets of Parent and/or any of its Subsidiaries that represented, individually or in the aggregate, 15% or more of the consolidated net income or revenues of Parent for the then most recently completed four quarter period, or (B) 15% or more of the total outstanding equity or voting securities of Parent, in each case of clauses (A) and (B) including by way of tender offer (including a self-tender offer) or exchange offer, (ii) a merger, consolidation, spin-off, share exchange (including a split-off), business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, extraordinary dividend, dissolution or other similar transaction involving Parent or any of its Subsidiaries representing (A) 15% or more of the consolidated assets of Parent and its Subsidiaries or assets of Parent and/or any of its Subsidiaries that represented, individually or in the aggregate, 15% or more of the consolidated net income or revenues of Parent for the then most recently completed four quarter period or (B) 15% or more of the total outstanding equity or voting securities of Parent or (iii) any other transaction or series of transactions having a similar effect to those described in clauses (i) and (ii).

“Action” means any litigation, claim, action, suit, hearing, proceeding, arbitration, audit, inspection or other investigation (whether civil, criminal, administrative, labor or investigative) by or before a Governmental Authority or arbitrator(s).

“Affiliate” means, with respect to a Person, any other Person that, directly or indirectly, through one or more intermediaries, Controls, is Controlled by or is under common Control with, such first Person; provided, however, that, for purposes of this Agreement with respect to the Pappas Seller, an Affiliate of such Pappas Seller shall also include (i) any member of the Pappas Seller, (ii) Petros Pappas, Hamish Norton and Demetris Condylis, and (iii) any spouse, parent, sibling or descendant of Petros Pappas. For purposes of this definition and as used otherwise in this Agreement, “Control” (including the terms “Controlled by” and “under common Control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, as trustee or executor, by Contract or otherwise. Notwithstanding the foregoing, (x) for purposes of this Agreement, in no event shall Parent or its Subsidiaries be deemed an Affiliate of any Seller and (y) for purposes of Section 4.1(h), Section 6.2(a) and Section 8.2, no portfolio company of any Seller or any Person that owns equity interests in any Seller or any portfolio company of any Affiliate of such Person shall be deemed to be an Affiliate of the Sellers or the Oceanbulk Companies unless such Seller or its affiliated investment funds and accounts has the power to vote (or cause the voting of) the shares of Parent Common Stock (if any) owned by such portfolio companies.

“Aggregate Heron Consideration” means 2,115,706 shares of Parent Common Stock, as may be adjusted pursuant to Section 3.1(d).

“Aggregate Merger Consideration” means 48,395,766 shares of Parent Common Stock, as may be adjusted pursuant to Section 3.1(d).

“Aggregate Oaktree Consideration” means 43,556,189 shares of Parent Common Stock (which represents 90% of the Aggregate Merger Consideration), as may be adjusted pursuant to Section 3.1(d).

“Aggregate Pappas Consideration” means 4,839,577 shares of Parent Common Stock (which represents 10% of the Aggregate Merger Consideration), as may be adjusted pursuant to Section 3.1(d).

“Borrowed Indebtedness” means, with respect to any Person as of any date of determination, any obligation of such Person with respect to any indebtedness for borrowed money as of such date (including all obligations for principal, accrued interest, and any premiums, penalties, fees, expenses and breakage costs that are payable by such Person as of such date).

“Business Day” means (except as otherwise expressly set forth herein) a day other than Saturday, Sunday or other day on which commercial banks located in New York, New York or Athens, Greece are authorized or required by applicable Law to close.

“CIT” means CIT Finance LLC (and its successors and assigns).

“Code” means the Internal Revenue Code of 1986.

“Contract” means any contract, agreement, note, bond, indenture, mortgage, guarantee, option, lease, license, sales or purchase order, warranty, commitment or other instrument, obligation or binding arrangement or understanding of any kind, whether written or oral.

“Environmental Laws” means applicable Laws, any agreement with any Governmental Authority and Maritime Guidelines, in each case, relating to human health and safety, the environment or to pollutants, contaminants, wastes or chemicals or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substances, wastes or materials.

“Escrow Agent” means JPMorgan Chase Bank, N.A., or any replacement thereof in accordance with Section 8.6 (prior to Closing) or the Escrow Agreement (on and after the Closing).

“Escrow Agreement” means a customary escrow agreement among the Escrow Agent, Parent and the Sellers’ Representative in a form to be reasonably agreed by such parties in good faith.

“GAAP” means generally accepted accounting principles in the United States, consistently applied.

“Governmental Authority” means any entity or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to United States federal, state or local government or other non-United States (including the Marshall Islands and Greece), international, multinational or other government, including any department, commission, board, agency, instrumentality, political subdivision, bureau, official or other regulatory, administrative or judicial authority thereof and any self-regulatory organization, including Nasdaq.

“Governmental Authorizations” means, with respect to any Person, all licenses, permits (including construction permits), certificates, waivers, consents, franchises, accreditations, exemptions, variances, easements, expirations and terminations of any waiting period requirements and other authorizations and approvals issued to such Person by or obtained by such Person from any Governmental Authority, or of which such Person has the benefit under any applicable Law.

“Heron” means Heron Ventures Limited, a Malta limited liability company.

“Heron ABY Vessels” means the vessels set forth under the heading “Heron ABY Vessels” on Exhibit H that are owned by Heron as of the date hereof.

“Heron Convertible Loan Agreement” means the Convertible Loan Agreement, dated as of February 19, 2014, by and among Heron, ABY and Oceanbulk Shipping.

“Heron Distributable Cash” means, as of any date of determination, the cash and cash equivalents then held by Heron, including cash from the proceeds of any Non-Core Vessel Sale (after repayment of any Indebtedness required to be repaid pursuant to the Heron Facility Agreement in connection with such Non-Core Vessel Sale), less an allowance for reserves equal to $5,000,000, or such lesser amount as may be approved by the Special Committee (on behalf of Parent), such approval not to be unreasonably withheld; provided, that such reserves shall constitute Heron Distributable Cash, and the portion of such Heron Distributable Cash received by Parent (other than the Heron Liquidation Reimbursement Amount) shall be paid to the Sellers in accordance with Section 8.3(c) upon the Final Heron Liquidation.

“Heron Facility Agreement” means, collectively, the $95,200,000 Term Loan Facility Agreement, dated as of February 25, 2014, by and among Heron, as Borrower, CIT, as facility agent, and CIT, as security agent, and all of the “Transaction Documents” as defined therein (including, for the avoidance of doubt, the Heron Guarantee, but excluding the Heron Convertible Loan Agreement).

“Heron Guarantee” means the Guarantee, dated as of February 25, 2014, by and among ABY, CIT, as security agent, and Oceanbulk Shipping.

“Heron JV” means the joint venture between ABY and Oceanbulk Shipping reflected in and contemplated by the Heron Loan Agreements.

“Heron JV Commitments” means the obligation of the Sellers to consummate the Core Vessel Distribution, the Non-Core Vessel Sale, the Heron OBS Vessel Financing and the Heron Guarantee Release in accordance with the terms of Section 8.3.

“Heron Liquidation Reimbursement Amount” means, solely during the period from the Subject Shares Release Date of the Heron Subject Shares until the Final Heron Liquidation, the amount that Sellers’ Representative and Parent reasonably determine is necessary to reimburse Parent for the costs and expenses incurred by Parent on and after such Subject Shares Release Date in connection with the Winding Up Activities (other than in connection with the acquisition by Parent of any Heron Non-Core Vessel).

“Heron Loan Agreements” means, collectively, the Heron Facility Agreement and the Heron Convertible Loan Agreement.

“Heron Net Indebtedness” means, as of the date of the Core Vessel Distribution, an amount equal to (a) the Indebtedness outstanding under the Heron OBS Vessel Financing as of such date minus (b) an amount equal to (i) the amount of Heron Distributable Cash which is distributed to Parent as of such date (such amount distributed to Parent being as agreed by ABY and Sellers’ Representative), minus (ii) the portion of Heron Distributable Cash (if any) as of such date arising from (A) revenues from the Heron OBS Vessels following the Closing or (B) in the event of a loss of a Heron OBS Vessel, the net insurance proceeds (if any) resulting therefrom after repayment of the applicable portion of the Heron Facility Agreement, in each case as reasonably determined by Parent and the Sellers’ Representative.

“Heron Non-Core Vessels” means any other vessels owned by Heron that are not Heron ABY Vessels or Heron OBS Vessels.

“Heron OBS Vessels” means the two (2) vessels set forth under the heading “Heron OBS Vessels” on Exhibit H that are owned by Heron as of the date hereof.

“Heron Target Net Indebtedness” means $25,000,000.

“Indebtedness” means, with respect to any Person as of any date of determination, without duplication, any (i) obligation of such Person with respect to any indebtedness for borrowed money as of such date (including all obligations for principal, accrued interest, and any premiums, penalties, fees, expenses and breakage costs that are payable by such Person as of such date), (ii) obligation of such Person with respect to any indebtedness evidenced by any bond, debenture, note, mortgage, indenture or other debt instrument or debt security as of such date (including all obligations for principal, accrued interest, and any premiums, penalties, fees, expenses and breakage costs that are payable by such Person as of such date), (iii) commitments of such Person as of such date for which it assures a financial institution against loss (including contingent reimbursement obligations with respect to banker’s acceptances or letters of credit), (iv) liability of such Person as of such date with respect to interest rate or currency exchange swaps, collars, caps or similar hedging obligations, and (v) responsibility or liability of such Person as of such date directly or indirectly as obligor, guarantor, surety or otherwise of any of the foregoing. For the avoidance of doubt, Indebtedness shall not include (A) any obligations under any banker’s acceptance or letter of credit to the extent undrawn or uncalled, (B) any intercompany Indebtedness between an Oceanbulk Company and another Oceanbulk Company, or between Parent and/or its wholly-owned Subsidiaries, as the case may be, (C) any endorsement of negotiable instruments for collection in the ordinary course of business, and (D) any liabilities under any agreement between an Oceanbulk Company, on the one hand, and Parent or any of its Affiliates, on the other hand.

“Knowledge of Oceanbulk” or any similar phrase means the knowledge of the following persons: Petros Pappas, Demetris Condylis, Hamish Norton and Sophia Damigou.

“Knowledge of Parent” or any similar phrase means the knowledge of the following persons: Spyros Capralos, Simos Spyrou, Zenon Kleopas and Georgia Mastagaki.

“Law” means any foreign, supranational, federal, state, provincial or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, Order or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, hypothecation, charge, security interest, infringement, interference, right of first refusal, right of first offer, preemptive right, option, community property right or other adverse claim or encumbrance of any kind in respect of such property or asset.

“Maritime Guidelines” means any United States, international or non-United States (including the Marshall Islands) rule, code of practice, convention, protocol, guideline or similar requirement or restriction concerning or relating to a Vessel or Parent Vessel, as applicable, and to which a Vessel or Parent Vessel, as applicable, is subject and required to comply with, imposed, published or promulgated by any relevant Governmental Authority, the International Maritime Organization, such Vessel’s or Parent Vessel’s, as applicable, classification society or the insurer(s) of such Vessel or Parent Vessel, as applicable.

“Material Contracts” means each Contract set forth on, or required to be set forth on, Section 5.15(a) of the Oceanbulk Disclosure Letter.

“Nasdaq” means the NASDAQ Stock Market LLC.

“Newbuildings” means vessels contracted to be constructed, under construction or newly constructed for, but not yet delivered to, (a) the Oceanbulk Companies, other than Owned Vessels or (b) Parent or any of its Subsidiaries, other than Parent Owned Vessels, as applicable.

“Oceanbulk Balance Sheet” means the audited combined balance sheet of Oceanbulk Shipping and Oceanbulk Carriers as of December 31, 2013, and the footnotes thereto, set forth in the Oceanbulk F-1.

“Oceanbulk Balance Sheet Date” means December 31, 2013.

“Oceanbulk Benefit Plan” means any employee benefit plan, including any (i) deferred compensation or retirement plan or arrangement, (ii) defined contribution retirement plan or arrangement, (iii) defined benefit retirement plan or arrangement, (iv) employee welfare benefit plan or material fringe benefit plan or program, or (v) stock purchase, stock option, severance pay, termination, executive compensation, employment, change-in-control, retention, vacation pay, salary continuation, sick leave, excess benefit, bonus or other incentive compensation, life insurance, employee loan or other employee benefit plan, practice, contract, program, policy, agreement or other arrangement, whether written or oral, formal or informal, whether or not subject to ERISA, under which any present or former employee, director, officer, consultant or independent contractor of any Oceanbulk Company has any present or future right to compensation, payments or benefits and that is sponsored or maintained or contributed to by any Oceanbulk Company.

“Oceanbulk Companies” means the Oaktree Holdco, the Pappas Holdco, Oceanbulk Shipping, Oceanbulk Carriers and the respective Subsidiaries of each of the foregoing (and an “Oceanbulk Company” shall mean any of the foregoing).

“Oceanbulk Disclosure Letter” means the Disclosure Letter dated the date hereof regarding this Agreement that has been provided by the Sellers and the Oceanbulk Holdcos to Parent and Merger Subs.

“Oceanbulk F-1” means [REDACTED].

“Oceanbulk Material Adverse Effect” means any change, effect, event, occurrence, or development that, individually or in the aggregate, (i) has or would reasonably be expected to have a material adverse effect on the financial condition, business, assets (including Vessels), liabilities or results of operations of the Oceanbulk Companies, taken as a whole; provided, that none of the changes, effects, events, occurrences or developments to the extent attributable to the following shall be taken into account in determining whether there has been an Oceanbulk Material Adverse Effect: (A) changes in applicable Law or GAAP, in each case, after the date hereof, (B) changes in the global financial or securities markets or general global economic or political conditions, (C) changes or conditions generally affecting the industry in which the Oceanbulk Companies operate, (D) acts of war, sabotage, terrorism or natural disasters or (E) other than for purposes of Section 5.3 and Section 5.17(g) (and, to the extent related thereto, the conditions set forth in Section 10.3(a)), the announcement or consummation of the Transactions; provided that the effect of any matter referred to in clauses (A), (B), (C) or (D) shall only be excluded to the extent that such matter does not disproportionately affect the Oceanbulk Companies, taken as a whole, relative to other entities operating in the industry in which the Oceanbulk Companies operate, or (ii) that has or would reasonably be expected to materially impair the ability of the Oceanbulk Holdcos or the Sellers to perform their respective obligations under this Agreement or materially delay the ability of the Oceanbulk Holdcos or the Sellers to consummate the Transactions.

“Order” means any injunction, judgment, decree, order, ruling, writ, assessment, subpoena or verdict or other decision issued, promulgated or entered by or with any Governmental Authority of competent jurisdiction.

“Parent Balance Sheet” means the audited consolidated balance sheet of Parent as of December 31, 2013, and the footnotes thereto, set forth in Parent’s Annual Report filed on Form 20-F for the fiscal year ended December 31, 2013.

“Parent Balance Sheet Date” means December 31, 2013.

“Parent Benefit Plan” means any employee benefit plan, including any (i) deferred compensation or retirement plan or arrangement, (ii) defined contribution retirement plan or arrangement, (iii) defined benefit retirement plan or arrangement, (iv) employee welfare benefit plan or material fringe benefit plan or program, or (v) stock purchase, stock option, severance pay, termination, executive compensation, employment, change-in-control, retention, vacation pay, salary continuation, sick leave, excess benefit, bonus or other incentive compensation, life insurance, employee loan or other employee benefit plan, practice, contract, program, policy, agreement or other arrangement, whether written or oral, formal or informal, whether or not subject to ERISA, under which any present or former employee, director, officer, consultant or independent contractor of Parent or any of its Subsidiaries has any present or future right to compensation, payments or benefits and that is sponsored or maintained or contributed to by Parent or any of its Subsidiaries.

“Parent Disclosure Letter” means the Disclosure Letter dated the date hereof regarding this Agreement that has been provided by Parent and Merger Subs to the Sellers and the Oceanbulk Holdcos.

“Parent Material Adverse Effect” means any change, effect, event, occurrence, or development that, individually or in the aggregate, (i) has or would reasonably be expected to have a material adverse effect on the financial condition, business, assets (including Parent Vessels), liabilities or results of operations of Parent and Parent’s Subsidiaries, taken as a whole; provided, that none of the changes, effects, events, occurrences or developments to the extent attributable to the following shall be taken into account in determining whether there has been a Parent Material Adverse Effect: (A) changes in applicable Law or GAAP, in each case, after the date hereof, (B) changes in the global financial or securities markets or general global economic or political conditions, (C) changes or conditions generally affecting the industry in which Parent and its Subsidiaries operate, (D) acts of war, sabotage, terrorism or natural disasters or (E) other than for purposes of Section 6.3 and Section 6.17(g) (and, to the extent related thereto, the conditions set forth in Section 10.2(a)), the announcement or consummation of the Transactions; provided that the effect of any matter referred to in clauses (A), (B), (C) or (D) shall only be excluded to the extent that such matter does not disproportionately affect Parent and Parent’s

Subsidiaries, taken as a whole, relative to other entities operating in the industry in which Parent and Parent’s Subsidiaries operate, or (ii) that has or would reasonably be expected to materially impair the ability of Parent or Merger Subs to perform their respective obligations under this Agreement or materially delay the ability of Parent or Merger Subs to consummate the Transactions.

“Parent Material Contracts” means each Contract set forth on, or required to be set forth on, Section 6.13(a) of the Parent Disclosure Letter.

“Parent Permitted Liens” means (i) Liens disclosed on the Parent Balance Sheet, (ii) Liens for Taxes that are not yet due and payable or that are being contested in good faith by appropriate proceedings (and for which adequate accruals or reserves have been established on the Parent Balance Sheet), (iii) statutory Liens of landlords and workers’, carriers’ and mechanics’ or other like Liens incurred in the ordinary course of business consistent with past practices for amounts that are not yet due and payable or that are being contested in good faith, (iv) Liens and encroachments which do not materially interfere with the present or proposed use of the properties or assets to which such Lien relates, (v) other maritime Liens incidental to the conduct of the business of Parent and its Subsidiaries or the ownership of Parent’s or its Subsidiaries’ property and assets, and which do not in the aggregate materially detract from the value of Parent or its Subsidiaries’ assets or materially impair the use thereof in the operation of its business or (vi) Liens listed on Section 1.1(a) of the Parent Disclosure Letter.

“Parent Vessels” the Parent Owned Vessels and the Parent Leased Vessels.

“Per Oaktree Seller Merger Consideration” means, with respect to each holder of Oaktree Units immediately prior to the Effective Time, a number of shares of Parent Common Stock equal to (i) the Aggregate Oaktree Consideration, multiplied by (ii) the percentage of the Oaktree Units outstanding as of immediately prior to the Effective Time that are owned by such holder as of immediately prior to the Effective Time.

“Per Pappas Unit Merger Consideration” means a number of shares of Parent Common Stock equal to the Aggregate Pappas Consideration, divided by the number of Pappas Units outstanding immediately prior to the Effective Time.

“Permitted Liens” means (i) Liens disclosed on the Oceanbulk Balance Sheet, (ii) Liens for Taxes that are not yet due and payable or that are being contested in good faith by appropriate proceedings (and for which adequate accruals or reserves have been established on the Oceanbulk Balance Sheet), (iii) statutory Liens of landlords and workers’, carriers’ and mechanics’ or other like Liens incurred in the ordinary course of business consistent with past practices for amounts that are not yet due and payable or that are being contested in good faith, (iv) Liens and encroachments which do not materially interfere with the present or proposed use of the properties or assets to which such Lien relates, (v) other maritime Liens incidental to the conduct of the business of any Oceanbulk Company or the ownership of any Oceanbulk Company’s property and assets, and which do not in the aggregate materially detract from the value of any Oceanbulk Company’s property or assets or materially impair the use thereof in the operation of its business or (vi) Liens listed in Section 1.1(a) of the Oceanbulk Disclosure Letter.

“Per Share Price” means the average of the volume weighted average price per share of Parent Common Stock on Nasdaq (as reported on Bloomberg or, if not reported thereby, another alternative source as reasonably agreed by Parent and the Sellers’ Representative) for the five (5) consecutive trading days ending on and including the Closing Date.

“Person” means an individual, corporation, partnership, limited liability company, joint venture, a trust, an unincorporated association, or other entity or organization, including a Governmental Authority.

“Pro Rata Percentage” means, (a) with respect to the Oaktree Seller, 90% and (b) with respect to the Pappas Seller, 10%.

“Related Agreements” means the Oaktree Stockholders Agreement, the Registration Rights Agreement, the Pappas Stockholders Agreement and the Escrow Agreement.

“Representatives” means, with respect to any Person, the respective directors, officers, employees, counsel, accountants, agents, advisors, investment bankers and other representatives of, or Persons retained by, such Person.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Sellers’ Representative” means Oaktree Seller.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, joint venture or other legal entity of which such Person (either alone or through or together with any other Subsidiary), owns, directly or indirectly, more than 50% of the stock or other equity interests, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of a non-corporate Person. For purposes of this Agreement, “Subsidiaries” shall not include Heron with respect to the Oceanbulk Companies other than with respect to the representations and warranties set forth in Sections 5.3, 5.8, 5.14(a) (provided, that the representations set forth in Section 5.14(a) shall apply solely to the Heron OBS Vessels), 5.15, 5.16 and 5.20.

“Tax Returns” means any return, declaration, report, claim for refund, election, disclosure, estimate or information return or statement required to be supplied to a taxing authority in connection with Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Taxes” means all federal, state, local and foreign income, profits, tonnage (including under Greek Law), franchise, gross receipts, environmental, customs duty, capital stock, severance, stamp, payroll, sales, transfer, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever (whether payable directly or by withholding and whether or not requiring the filing of a Tax Return), including all estimated taxes, deficiency assessments, additions to tax, penalties and interest, whether disputed or not and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other Person.

“Third Party” means any Person, including as defined in Section 13(d) of the 1934 Act, other than (a) Parent or its Subsidiaries or (b) the Sellers, any Oceanbulk Company or any of their respective Affiliates.

“Transactions” means the transactions contemplated hereby, including the Merger.

“Treasury Regulations” means the Treasury regulations promulgated under the Code.

“Vessels” means Owned Vessels and Leased Vessels.

(b) For purposes of this Agreement, except as otherwise expressly provided herein or unless the context otherwise requires: (i) the meaning assigned to each term defined herein will be equally applicable to both the singular and the plural forms of such term and vice versa, and words denoting any gender will include all genders as the context requires; (ii) where a word or phrase is defined herein, each of its other grammatical forms will have a corresponding meaning; (iii) the terms “hereof”, “herein”, “hereunder”, “hereby” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement; (iv) when a reference is made in this Agreement to an Article, Section, paragraph, Exhibit or Schedule without reference to a document, such reference is to an Article, Section, paragraph, Exhibit or Schedule to this Agreement; (v) a reference to a subsection without further reference to a

Section is a reference to such subsection as contained in the same Section in which the reference appears, and this rule will also apply to paragraphs and other subdivisions; (vi) the word “include”, “includes” or “including” when used in this Agreement will be deemed to include the words “without limitation”, unless otherwise specified; (vii) a reference to any party to this Agreement or any other agreement or document will include such party’s predecessors, successors and permitted assigns; (viii) a reference to any Law means such Law as amended, modified, codified, replaced or reenacted, and all rules and regulations promulgated thereunder; (ix) a reference to any Contract will include such Contract as amended, supplemented or modified (including any waiver thereto) in accordance with the terms thereof, except that with respect to any Contract listed in the Oceanbulk Disclosure Letter or the Parent Disclosure Letter, all such amendments, supplements or modifications must also be listed in the applicable Disclosure Letter; (x) all accounting terms used and not defined herein have the respective meanings given to them under GAAP; and (xi) any references in this Agreement to “dollars” or “$” shall be to U.S. dollars.

(c) Additional Terms. Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Accounting Firm	Exhibit H
Adverse Recommendation Change	7.6(a)
Affiliate Contract	8.7
Agreement	Preamble
Closing	2.1(b)
Closing Date	2.1(b)
Company Subsidiary Securities	5.5(c)
Confidentiality Agreement	7.4
Core Vessel Distribution	8.3(a)(i)
Damages	12.1(b)
Effective Time	2.1(c)
End Date	11.1(b)(i)
Equitable Exceptions	4.1(c)
ERISA	5.17(e)
Escrow Account	3.4
Escrow Release Date	3.4
Existing Registration Rights Agreement	2.1(i)
Final Heron Liquidation	8.3(a)(vi)
Final Heron Net Indebtedness	8.3(d)(iii)
Heron Guarantee Release	8.3(a)(iv)
Heron OBS Vessel Financing	8.3(a)(iii)
Heron Subject Shares	8.12(b)
Indemnified Person	12.1(c)
Indemnified Persons	12.1(c)
Interested Party Transaction	5.23
Internal Controls	6.8(e)
Intervening Event	7.6(b)(ii)
Leased Vessels	5.14(a)
Material Oceanbulk Breach	11.1(d)
Material Parent Breach	11.1(c)
Merger	Recitals
Merger Consideration Allocation Certificate	3.2(a)
Merger Subs	Preamble
MIBCA	6.6(a)
MILLCA	2.1(a)

Term	Section
Non-Core Vessel Sale	8.3(a)(v)
Notice of Disagreement	8.3(d)(ii)
Notice Period	7.6(b)(ii)
Oaktree Holdco	Preamble
Oaktree Holdco Certificate of Merger	2.1(c)
Oaktree Holdco Merger	Recitals
Oaktree Holdco Merger Sub	Preamble
Oaktree Holdco Surviving Company	2.1(a)
Oaktree Purchase Agreement	8.5
Oaktree Seller	Preamble
Oaktree Stockholders Agreement	2.1(i)
Oaktree Units	Recitals
Oceanbulk Carriers	Recitals
Oceanbulk Companies Charter Documents	5.5(b)
Oceanbulk Fundamental Representations	12.1(a)
Oceanbulk Holdco Securities	5.4(b)
Oceanbulk Holdcos	Preamble
Oceanbulk Holdcos Charter Documents	5.1
Oceanbulk Management Member	7.8
Oceanbulk Shipping	Recitals
Oceanbulk Subsidiaries	5.5(a)
Oceanbulk Subsidiaries Charter Documents	5.5(b)
Oceanbulk Subsidiary	5.5(a)
Owned Vessels	5.14(a)
Pappas Agreement	Recitals
Pappas Holdco	Preamble
Pappas Holdco Certificate of Merger	2.1(c)
Pappas Holdco Merger	Recitals
Pappas Holdco Merger Sub	Preamble
Pappas Holdco Surviving Company	2.1(a)
Pappas Sale	Recitals
Pappas Seller	Preamble
Pappas Stockholders Agreement	2.1(i)
Pappas Units	Recitals
Parent	Preamble
Parent Acquisition Agreement	7.6(a)
Parent Board	Recitals
Parent Board Recommendation	6.2(b)
Parent Common Stock	6.6(a)
Parent Disclosure Documents	6.4(a)
Parent Fundamental Representations	12.1(a)
Parent Indemnified Persons	12.1(b)
Parent Interested Party Transaction	6.22
Parent Leased Vessels	6.15(a)
Parent Owned Vessels	6.15(a)
Parent Policies	6.20
Parent Preferred Stock	6.6(a)
Parent SEC Documents	6.8(a)
Parent Securities	6.6(d)
Parent Stockholders Meeting	9.1(d)
Parent Subsidiary Securities	6.7(c)

Term	Section
Policies	5.20
Principal Stockholders	Recitals
Proxy Statement	9.1(a)
Registration Rights Agreement	2.1(i)
S&K Opinion	8.6
Seller Disclosure Information	5.8
Seller Fundamental Representations	12.1(a)
Seller Indemnified Persons	12.1(c)
Sellers	Preamble
Sellers Counsel	12.19
Special Committee	Recitals
Special Committee Recommendation	6.2(b)
Statement	8.3(d)(i)
Subject Shares	8.12(b)
Subject Shares Release Date	8.12(a)
Superior Proposal	7.6(d)
Survival Date	12.1(a)
Surviving Companies	2.1(a)
Takeover Statute	5.22
Termination Fee	12.4(b)
Third Party Claims	12.1(e)(i)
Transactions Approval	6.2(a)
Transfer	8.12(a)
Transfer Taxes	9.9
Unaffiliated Stockholders	8.2(a)
Unrelated Activity Percentage	8.14
Voting Agreement	Recitals
Winding Up Activities	8.3(a)

ARTICLE II

THE MERGER

SECTION 2.1. The Merger.

(a) The Merger. At the Effective Time and upon the terms and subject to the conditions of this Agreement and in accordance with the Marshall Islands Limited Liability Company Act (the “MILLCA”), (i) Oaktree Holdco shall be merged with and into Oaktree Holdco Merger Sub and (ii) Pappas Holdco shall be merged with and into Pappas Holdco Merger Sub. Following the Merger, (A) the separate existence of Oaktree Holdco will cease and Oaktree Holdco Merger Sub will continue its existence under the MILLCA as the surviving company in the Oaktree Holdco Merger (as such, the “Oaktree Holdco Surviving Company”) and (B) the separate existence of Pappas Holdco will cease and Pappas Holdco Merger Sub will continue its existence under the MILLCA as the surviving company in the Pappas Holdco Merger (as such, the “Pappas Holdco Surviving Company” and, together with the Oaktree Holdco Surviving Company, the “Surviving Companies”).

(b) Closing. The closing of the Merger (the “Closing”) shall take place in New York City at the offices of Seward & Kissel LLP, One Battery Park Plaza, New York, NY 10004 on the third (3rd) Business Day after the date the conditions set forth in Article X (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing) have been satisfied or, to the extent permissible, waived by the party or parties entitled to the benefit of such conditions, or at such other place, at such other time or on such other date as Parent and the Sellers’ Representative may mutually agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date”.

(c) Effective Time. At the Closing, (i) Oaktree Holdco and Oaktree Holdco Merger Sub shall cause to be filed a certificate of merger (the “Oaktree Holdco Certificate of Merger”) with the Office of the Registrar of Corporations of the Marshall Islands and (ii) Pappas Holdco and Pappas Holdco Merger Sub shall cause to be filed a certificate of merger (the “Pappas Holdco Certificate of Merger”) with the Office of the Registrar of Corporations of the Marshall Islands, and the parties hereto shall make all other filings or recordings required by the MILLCA in connection with the Merger. The Oaktree Holdco Merger and the Pappas Holdco Merger shall become effective at such time as the Oaktree Holdco Certificate of Merger and Pappas Holdco Certificate of Merger, respectively, is duly filed with the Office of the Registrar of Corporations of the Marshall Islands (or at such later time as may be mutually agreed upon by Parent, the Merger Subs and the Oceanbulk Holdcos and specified in the Oaktree Holdco Certificate of Merger and the Pappas Holdco Certificate of Merger in accordance with the MILLCA) (the time the Merger becomes effective, the “Effective Time”).

(d) Effects of the Merger.

(i) The Oaktree Holdco Merger will have the effects set forth in this Agreement, the Oaktree Holdco Certificate of Merger and in the MILLCA. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the properties, rights, privileges, immunities, powers and purposes of Oaktree Holdco and Oaktree Holdco Merger Sub shall vest in the Oaktree Holdco Surviving Company and all liabilities, obligations and penalties of Oaktree Holdco and Oaktree Holdco Merger Sub shall become the debts, obligations, liabilities, restrictions and duties of the Oaktree Holdco Surviving Company.

(ii) The Pappas Holdco Merger will have the effects set forth in this Agreement, the Pappas Holdco Certificate of Merger and in the MILLCA. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the properties, rights, privileges, immunities, powers and purposes of Pappas Holdco and Pappas Holdco Merger Sub shall vest in the Pappas Holdco Surviving Company and all liabilities, obligations and penalties of Pappas Holdco and Pappas Holdco Merger Sub shall become the debts, obligations, liabilities, restrictions and duties of the Pappas Holdco Surviving Company.

(e) Certificate of Formation; Limited Liability Company Agreement. The parties hereto shall take such action as is necessary so that, at the Effective Time, the certificate of formation and the limited liability company agreement of each Merger Sub in effect immediately prior to the Effective Time shall be the certificate of formation and the limited liability company agreement of the applicable Surviving Company until amended in accordance with applicable Law.

(f) Managers. The parties hereto shall take such action as is necessary so that, at the Effective Time, the manager of each Surviving Company shall be Parent.

(g) Officers. The parties hereto shall take such action as is necessary so that, at the Effective Time, the officers of each Surviving Company shall be such persons as shall be designated by Parent and the Sellers’ Representative prior to the Effective Time.

(h) Parent Board. Parent shall take such actions as are necessary to provide that, at the Closing, the Parent Board shall consist of nine (9) members, four (4) of whom shall be the individuals listed on Exhibit B hereto (or if any such individual is unable or unwilling to serve at the time of Closing, a replacement individual selected by the Oaktree Holdco that satisfies the criteria set forth on Schedule V and Section 2.3(a) of the Oaktree Stockholders Agreement) and five (5) of whom shall be the individuals listed on Exhibit C hereto (or if any such individual is unable or unwilling to serve at the time of Closing, a replacement individual selected by the Special Committee).

(i) Stockholder Agreements; Registration Rights Agreement. At or prior to the Closing, (i) Parent and the Oaktree Seller shall execute and deliver the stockholders agreement attached hereto as Exhibit D (the “Oaktree Stockholders Agreement”), (ii) Parent and Sellers shall execute and deliver the registration rights agreement attached hereto as Exhibit E (the “Registration Rights Agreement”) which shall supersede the registration rights agreement previously entered into by Parent and the Affiliate of the Oaktree Seller party thereto and the other parties thereto dated as of May 1, 2013 (the “Existing Registration Rights Agreement”), and (iii) Parent and the Pappas Seller shall execute and deliver the stockholders agreement attached hereto as Exhibit F (the “Pappas Stockholders Agreement”).

ARTICLE III

EFFECT ON THE LIMITED LIABILITY COMPANY INTERESTS OF THE CONSTITUENT ENTITIES; SURRENDER AND PAYMENT

SECTION 3.1. Effect on Units. At the Effective Time, by virtue of the Merger and without any action on the part of the Oceanbulk Holdcos, Parent, Merger Subs or the holder of any limited liability company interests of either Oceanbulk Holdco or Merger Sub:

(a) Each Oaktree Unit issued and outstanding immediately prior to the Effective Time shall, by virtue of the Oaktree Holdco Merger and without any action on the part of Oaktree Holdco Merger Sub, Parent, the Oaktree Holdco or the holder thereof, be converted into the right to receive, with respect to each holder of Oaktree Units immediately prior to the Effective Time, such holder’s Per Oaktree Seller Merger Consideration, less any applicable withholding Taxes, together with any amounts to which such holder is entitled pursuant to Section 3.4 and Section 8.3. As of the Effective Time, all such Oaktree Units shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and shall thereafter represent only the right of each holder of Oaktree Units immediately prior to the Effective Time to receive the Per Oaktree Seller Merger Consideration, together with any amounts to which such holder is entitled pursuant to Section 3.4 and Section 8.3.

(b) Each Pappas Unit issued and outstanding immediately prior to the Effective Time shall, by virtue of the Pappas Holdco Merger and without any action on the part of Pappas Holdco Merger Sub, Parent, the Pappas Holdco or the holder thereof, be converted into the right to receive the Per Pappas Unit Merger Consideration, less any applicable withholding Taxes, together with any amounts to which such holder is entitled pursuant to Section 3.4 and Section 8.3. As of the Effective Time, all such Pappas Units shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and shall thereafter represent only the right to receive the Per Pappas Unit Merger Consideration, together with any amounts to which such holder is entitled pursuant to Section 3.4 and Section 8.3.

(c) The limited liability company interests of Oaktree Holdco Merger Sub outstanding immediately prior to the Effective Time shall be converted into and become limited liability company interests of the Oaktree Holdco Surviving Company with the same rights, powers and privileges as the limited liability company interests so converted and shall constitute the only outstanding limited liability company interests of the Oaktree Holdco Surviving Company. The limited liability company interests of Pappas Holdco Merger Sub outstanding immediately prior to the Effective Time shall be converted into and become limited liability company interests of the Pappas Holdco Surviving Company with the same rights, powers and privileges as the limited liability company interests so converted and shall constitute the only outstanding limited liability company interests of the Pappas Holdco Surviving Company.

(d) If at any time during the period between the date of this Agreement and the Effective Time, any change in the number of outstanding shares of Parent Common Stock shall occur as a result of any stock split (including a reverse stock split) or combination, or any stock dividend or stock distribution (including any dividend or distribution of securities convertible into or exchangeable for shares of Parent Common Stock) is declared with a record date during such period, then the Aggregate Merger Consideration, the Aggregate Heron Consideration, the Aggregate Oaktree Consideration, and the Aggregate Pappas Consideration and any other provisions hereunder that reference a fixed number of shares of Parent Common Stock shall be equitably adjusted to reflect such change; provided, however, that the Per Share Price shall be subject to adjustment pursuant to this Section 3.1(d) until the Subject Shares Release Date.

SECTION 3.2. Surrender and Payment.

(a) Two Business Days prior to the Closing, the Sellers’ Representative shall deliver a certificate executed by it which will certify the amount of the Per Oaktree Seller Merger Consideration, the amount of the Per Pappas Unit Merger Consideration, the number of shares of Parent Common Stock to be delivered to each Seller at Closing, based on the number or percentage of Oaktree Units and Pappas Units, as applicable, owned by such Seller immediately prior to the Effective Time (the “Merger Consideration Allocation Certificate”). The number of shares of Parent Common Stock to be delivered to the Sellers as set forth in such certificate, will be, in the aggregate, an amount that shall not exceed the Aggregate Merger Consideration. After execution of the Merger Consideration Allocation Certificate, there shall be no transfers on the books of the Oceanbulk Holdcos of any limited liability company interests of either Oceanbulk Holdco that were outstanding immediately prior to such execution.

(b) At the Closing, each Seller shall be entitled to receive (and shall receive from Parent) a number of whole shares of Parent Common Stock set forth opposite such Seller’s name on the Merger Consideration Allocation Certificate, together with any amounts to which such holder is entitled pursuant to Section 3.4 and Section 8.3. Parent shall cause such shares of Parent Common Stock to be issued in book-entry form at the Closing.

(c) All shares of Parent Common Stock delivered pursuant to Section 3.2(b) for exchange of Oaktree Units or Pappas Units, as applicable, in accordance with the terms hereof shall be deemed to have been delivered in full satisfaction of all rights pertaining to such Oaktree Units or Pappas Units, as applicable.

(d) After the Effective Time, there shall be no further registration of transfers of Oaktree Units or Pappas Units.

SECTION 3.3. Withholding Rights. Notwithstanding any provision contained herein to the contrary, each of the Surviving Companies and Parent shall be entitled to deduct and withhold from any consideration otherwise payable under this Agreement to any Person such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of applicable state, local or foreign Tax Law and shall timely pay such withholding amount to the appropriate Governmental Authority. If a Surviving Company or Parent, as the case may be, so withholds amounts, to the extent timely remitted to the appropriate Governmental Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to such Person in respect of which such Surviving Company or Parent, as the case may be, made such deduction and withholding.

SECTION 3.4. Heron Consideration. Parent shall deposit with the Escrow Agent into a segregated account (the “Escrow Account”) in accordance with the Escrow Agreement (a) at the Closing, certificates in the name of each Seller representing, for each Seller, a number of shares of Parent Common Stock equal to the Aggregate Heron Consideration multiplied by such Seller’s Pro Rata Percentage and (b) during the period from the Closing until the distribution of all shares of Parent Common Stock and other amounts in the Escrow Account in accordance with this Agreement and the Escrow Agreement, any dividends or distributions in respect of or in exchange for any shares of Parent Common Stock or other securities in the Escrow Account. Promptly (but in any event not later than one Business Day) following the consummation of the Core Vessel Distribution (the “Escrow Release Date”), (i) Parent and the Sellers’ Representative shall jointly instruct the Escrow Agent to distribute to the Sellers, pro rata based on their relative Pro Rata Percentages, all shares of Parent Common Stock and any other amounts in the Escrow Account in accordance with the Escrow Agreement and (ii) at the request of the Sellers, Parent shall cause such shares of Parent Common Stock to be issued to the Sellers in book-entry form. Following the Escrow Release Date, Parent shall pay to the Sellers at the appropriate payment date the amount of dividends or other distributions with a record date after the Closing but prior to the Escrow Release Date and a payment date subsequent to the Escrow Release Date payable with respect to such shares of Parent Common Stock. Notwithstanding anything herein to the contrary, the Sellers shall not have a right to Transfer, or have a right to vote, or cause to be voted, or exercise their rights to consent (or cause their rights to consent to be exercised) with respect to, any shares of Parent Common Stock in the Escrow Account prior to the Escrow Release Date.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE SELLERS

SECTION 4.1. Representations and Warranties.

Except as set forth in the Oceanbulk Disclosure Letter, each Seller, severally and not jointly and severally, represents and warrants to Parent with respect to such Seller (and only such Seller) as follows:

(a) Organization, Existence and Good Standing. Such Seller (other than any Seller that is an individual) is duly organized, existing and in good standing under the laws of its jurisdiction of incorporation or formation, as the case may be.

(b) Power and Authority. Such Seller has full corporate (or equivalent) power and authority to execute and perform this Agreement and each Related Agreement to which it is a party. If such Seller is a corporation, limited partnership, limited liability company, bank, trust company, trust, or other entity, its execution and delivery of this Agreement and the Related Agreements to which it is a party and the performance by it of all of its obligations under this Agreement and the Related Agreements to which it is a party have been duly approved prior to the date of this Agreement by all requisite action of its board of directors, general partners, manager, or trustees, as the case may be, and no other corporate (or equivalent) proceedings are necessary on the part of such Seller to authorize the execution, delivery and performance by such Seller of this Agreement and the Related Agreements to which it is a party.

(c) Enforceability. This Agreement and each Related Agreement to which it is a party have been duly executed and delivered by such Seller and, assuming due execution and delivery by the other parties hereto and thereto, constitute and will constitute a legal, valid, and binding agreement of such Seller, enforceable against such Seller in accordance with their terms, except to the extent that the enforceability thereof may be limited by (i) applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar Laws from time to time in effect affecting generally the enforcement of creditors’ rights and remedies; and (ii) general principles of equity (clauses (i) and (ii), collectively, the “Equitable Exceptions”).

(d) Consents. Assuming the accuracy of the representations and warranties set forth in Section 6.2(c), no consent, authorization, order or approval of, or filing or registration with, any Governmental Authority is required for or in connection with the consummation by such Seller of the Transactions, other than (i) the filing and recordation of appropriate merger or other documents as required by the MILLCA and by relevant authorities of other jurisdictions in which each Seller is qualified to do business (including the Oaktree Holdco Certificate of Merger and the Pappas Holdco Certificate of Merger), and (ii) compliance with any applicable requirements of the 1933 Act, the 1934 Act, any other applicable U.S. state or federal securities laws and the rules and requirements of Nasdaq.

(e) Conflicts Under Constituent Documents or Laws. If such Seller is a corporation, limited partnership, limited liability company, bank, trust company, trust or other entity, neither the execution and delivery of this Agreement or the Related Agreements to which it is a party, nor the consummation by it of the

Transactions will conflict with or constitute a breach of any of the terms, conditions or provisions of its certificate or articles of incorporation or formation, by-laws, agreement of limited partnership, operating agreement, trust agreement or declaration of trust, or other organizational documents, as the case may be. Neither the execution and delivery of this Agreement or the Related Agreements to which such Seller is a party, nor the consummation by him, her or it of the Transactions will, assuming the compliance with the matters referred to in Section 4.1(d), conflict with or constitute a breach of any Law, except for any such conflicts or breaches which would not, individually or in the aggregate, reasonably be expected to prevent the consummation of the Transactions.

(f) Conflicts Under Contracts. Such Seller is not a party to, or bound by, any unexpired, undischarged, or unsatisfied written or oral Contract under the terms of which either the execution, delivery and performance by such Seller of this Agreement or the Related Agreements to which it is a party, or the consummation of the Transactions by such Seller, will require a consent, approval, or notice or result in a lien on the Oaktree Units and/or the Pappas Units owned by such Seller.

(g) Title to Units. Exhibit A sets forth such Seller’s record and beneficial ownership of the outstanding equity of each Oceanbulk Holdco as of the date hereof and as of immediately prior to the Effective Time. Such Seller has good and valid title to the Oaktree Units and/or Pappas Units set forth on Exhibit A, free and clear of all Liens, except Permitted Liens, all of which Permitted Liens or other Liens (other than restrictions on transfer under applicable securities laws and Liens created by Parent or its Affiliates under this Agreement or in connection with the Transactions) will be discharged at or prior to the Closing. Such Seller has no other equity interests or rights to acquire equity interests in any Oceanbulk Company.

(h) Contracts Relating to Units; Parent Common Stock. A list of all Contracts restricting or otherwise relating to the voting, dividend rights or disposition of Oaktree Units and/or Pappas Units is set forth on Section 4.1(h) of the Oceanbulk Disclosure Letter, and all such contracts, agreements or arrangements shall be terminated at or prior to Closing. Exhibit A also sets forth each such Seller’s (and each of its Affiliates’) record and beneficial ownership of shares of Parent Common Stock as of the date hereof and as of immediately prior to the Effective Time.

(i) Litigation. There is no claim, action, suit or legal proceeding pending or, to the knowledge of such Seller, threatened against such Seller by any Person (including any Affiliates of such Person) not a party to this Agreement, before any Governmental Authority which seeks to prevent such Seller from consummating the Transactions.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE SELLERS

WITH RESPECT TO THE OCEANBULK COMPANIES

Except as set forth in the Oceanbulk Disclosure Letter, or accurately disclosed in the Oceanbulk F-1 (other than the Exhibits to the Oceanbulk F-1 and other than any risk factor disclosure or forward-looking statements included in the Oceanbulk F-1 and any other disclosures included therein to the extent that such statements are cautionary, predictive or forward-looking in nature), the Sellers, severally and not jointly (or jointly and severally) in the manner set forth in Section 12.1(b), represent and warrant to Parent and each Merger Sub that:

SECTION 5.1. Organization, Qualification and Limited Liability Company Power. Each Oceanbulk Holdco is a limited liability company duly organized, validly existing and in good standing under the Laws of the Republic of the Marshall Islands, and has all requisite limited liability company power and authority and all Governmental Authorizations, directly or indirectly, to own, lease and operate its properties and assets and to carry on its business as it is now being conducted. Each Oceanbulk Holdco is duly qualified or licensed as a foreign limited liability company to do business, and is in good standing (where applicable) or has equivalent status, in each jurisdiction where the character of its properties or assets owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing or to have equivalent status would not have an Oceanbulk Material Adverse Effect. The Oceanbulk Holdcos have heretofore made available to Parent true and complete copies of the certificates of formation, limited liability company agreement and other organization documents of each of the Oceanbulk Holdcos (the “Oceanbulk Holdcos Charter Documents”) as currently in effect as of the date hereof.

SECTION 5.2. Authorization.

(a) The execution, delivery and performance by each Oceanbulk Holdco of this Agreement, the Related Agreements to which each Oceanbulk Holdco is a party, and the consummation by each Oceanbulk Holdco of the Merger are within the limited liability company powers of each Oceanbulk Holdco and have been duly authorized by all necessary limited liability company action on the part of each Oceanbulk Holdco and no other proceeding, consent or authorization on the part of either Oceanbulk Holdco is necessary to authorize this Agreement, the Related Agreement to which it is a party or the consummation of the Transactions. This Agreement and each Related Agreement to which it is a party constitute or when entered into will constitute a valid and binding agreement of each Oceanbulk Holdco enforceable against each of them in accordance with their respective terms, except to the extent that the enforceability thereof may be limited by the Equitable Exceptions.

(b) Assuming the accuracy of the representations and warranties set forth in Section 6.2(c), the execution, delivery and performance by each Oceanbulk Holdco of this Agreement and the Related Agreements to which it is a party and the consummation by each Oceanbulk Holdco of the Transactions require no action by or in respect of, or filing with, any Governmental Authority, other than (i) the filing and recordation of appropriate merger or other documents as required by the MILLCA and by relevant authorities of other jurisdictions in which each Oceanbulk Holdco is qualified to do business (including the Oaktree Holdco Certificate of Merger and the Pappas Holdco Certificate of Merger), and (ii) compliance with any applicable requirements of the 1933 Act, the 1934 Act, any other applicable state or federal securities laws and the rules and requirements of Nasdaq, including the filing of the Parent Disclosure Documents with the SEC.

SECTION 5.3. Noncontravention. The execution, delivery and performance by each Oceanbulk Holdco of this Agreement and the Related Agreements to which each is a party, and the consummation by the Oceanbulk Holdcos of the Transactions do not and will not (i) violate any provision of the certificate of formation or limited liability company agreement (or comparable organization documents, as applicable) of any Oceanbulk Company, (ii) assuming compliance with the matters referred to in Section 5.2(b), contravene, conflict with or result in a violation or breach of any provision of any applicable Law, (iii) assuming compliance with the matters referred to in Section 5.2(b), require any consent or other action by any Person under, result in a violation or breach of, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit of any Oceanbulk Company under any provision of any Material Contract or any Governmental Authorization of any Oceanbulk Company or (iv) result in the loss of, or creation or imposition of any Lien, other than Permitted Liens or Liens created by Parent or its Affiliates, on, any asset of any Oceanbulk Company.

SECTION 5.4. Capitalization.

(a) Section 5.4(a) of the Oceanbulk Disclosure Letter accurately and completely sets forth the limited liability company interests of the Oceanbulk Holdcos which are authorized and which are issued and outstanding. All outstanding limited liability company interests of the Oceanbulk Holdcos have been duly authorized. All outstanding limited liability company interests of the Oceanbulk Holdcos are validly issued and fully paid and nonassessable (to the extent such concepts apply), and free of preemptive or similar rights under any provision of the MILLCA and the limited liability company agreements of the Oceanbulk Holdcos or any agreement to which the Oceanbulk Holdcos are a party or otherwise bound.

(b) Except as set forth in Section 5.4(b) of the Oceanbulk Disclosure Letter, there are no issued, reserved for issuance or outstanding (i) shares of capital stock of or other voting securities of or ownership interests in the Oceanbulk Holdcos, (ii) securities of the Oceanbulk Holdcos convertible into or exchangeable or exercisable for shares of capital stock or other voting securities of, or ownership interests in, the Oceanbulk Holdcos, (iii) warrants, calls, options or other rights to acquire from the Oceanbulk Holdcos, or other obligation of the Oceanbulk Holdcos to issue, any capital stock or other voting securities or ownership interests in or any securities convertible into or exchangeable or exercisable for capital stock or other voting securities or ownership interests in, the Oceanbulk Holdcos, or (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or voting securities of the Oceanbulk Holdcos (the items in clauses (i) through (iv) being referred to collectively as the “Oceanbulk Holdco Securities”). There are no outstanding obligations of the Oceanbulk Holdcos to repurchase, redeem or otherwise acquire any of the Oceanbulk Holdco Securities. The Oceanbulk Holdcos are not a party to any voting agreements, voting trusts, proxies or other similar agreements or understandings with respect to the voting of any limited liability company interests of the Oceanbulk Holdcos or other Oceanbulk Holdco Securities. Except as may be required by applicable securities Laws and regulations and other than the Oceanbulk Holdcos Charter Documents, the Oceanbulk Holdcos are not bound by any obligations or commitments of any character restricting the transfer of, or requiring the registration for sale of, any limited liability company interests of the Oceanbulk Holdcos or other Oceanbulk Holdco Securities.

(c) There is no outstanding Indebtedness of the Oceanbulk Holdcos having the right to vote (or convertible into or exchangeable for securities having the right to vote) on any matters on which members of the Oceanbulk Holdcos may vote.

(d) The Oceanbulk Holdcos do not have any class of equity securities that is subject to registration with the SEC under Section 12(g) of the 1934 Act. At no time has any class of securities issued by the Oceanbulk Holdcos been held of record by five hundred (500) or more Persons.

SECTION 5.5. Oceanbulk Subsidiaries.

(a) Section 5.5(a) of the Oceanbulk Disclosure Letter sets forth a complete and correct list of each Oceanbulk Company other than the Oceanbulk Holdcos (individually an “Oceanbulk Subsidiary” and collectively, the “Oceanbulk Subsidiaries”), together with the jurisdiction of incorporation or formation of each such Oceanbulk Subsidiary, the form of organization of each such Oceanbulk Subsidiary, the authorized and issued capital stock, voting securities or other ownership interests of each such Oceanbulk Subsidiary and the name of each holder thereof. All outstanding ownership interests of the Oceanbulk Subsidiaries are validly issued and fully paid and nonassessable (to the extent such concepts apply), and free of preemptive or similar rights under any provision of applicable Law, the Oceanbulk Subsidiaries Charter Documents (as defined below), or any agreement to which the Oceanbulk Subsidiaries are a party or otherwise bound.

(b) Each Oceanbulk Subsidiary has been duly organized, is validly existing and in good standing (except with respect to jurisdictions that do not recognize the concept of good standing) under the Laws of the jurisdiction of its incorporation or formation, and has all requisite power, Governmental Authorizations and authority to own, lease and operate its properties and to carry on its business as now conducted, except where the failure to be in good standing or possess such Governmental Authorizations would not have an Oceanbulk Material Adverse Effect. Each such Oceanbulk Subsidiary is duly qualified or licensed as a foreign corporation, limited liability company or other applicable entity to do business, and is in good standing in each jurisdiction where the character of its properties or assets owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have an Oceanbulk Material Adverse Effect. The Oceanbulk Holdcos have heretofore made available to Parent true and complete copies of the certificates of formation, limited liability company agreement and other organization documents of each of the Oceanbulk Subsidiaries (the “Oceanbulk Subsidiaries Charter Documents,” and, together with the Oceanbulk Holdcos Charters Documents, the “Oceanbulk Companies Charter Documents”) as currently in effect.

(c) All of the outstanding shares of capital stock of, or voting securities of, or other ownership interests in, each Oceanbulk Subsidiary, are collectively owned by the Oceanbulk Holdcos directly or indirectly, free and clear of any Liens (other than Permitted Liens). There are no issued, reserved for issuance or outstanding (i) securities of any Oceanbulk Subsidiary convertible into, or exchangeable or exercisable for, shares of capital stock or other voting securities of, or ownership interests in, any Oceanbulk Subsidiary, (ii) warrants, calls, options or other rights to acquire from any Oceanbulk Subsidiary, or other obligations of any Oceanbulk Subsidiary to issue, any capital stock or other voting securities of, or ownership interests in, or any securities convertible into, or exchangeable or exercisable for, any capital stock or other voting securities of, or ownership interests in, any Oceanbulk Subsidiary, or (iii) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of, or ownership interests in, any Oceanbulk Subsidiary (the items in clauses (i) through (iii), together with all of the outstanding capital stock of, or other voting securities of, or ownership interests in, each Oceanbulk Subsidiary, being referred to collectively as the “Company Subsidiary Securities”). None of the Oceanbulk Subsidiaries owns, directly or indirectly, any equity or other ownership interests in any Person, except for other Oceanbulk Subsidiaries as set forth in Section 5.5(a) of the Oceanbulk Disclosure Letter. There are no outstanding obligations of any Oceanbulk Subsidiary to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities. Except as set forth in Section 5.5(c) of the Oceanbulk Disclosure Letter, neither the Oceanbulk Companies nor the Oceanbulk Subsidiaries are subject to any obligation or requirement to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any Oceanbulk Company or any other Person.

(d) There is no outstanding Indebtedness of the Oceanbulk Subsidiaries having the right to vote (or convertible into or exchangeable for securities having the right to vote) on any matters on which equity holders of the Oceanbulk Subsidiaries may vote.

(e) The Oceanbulk Subsidiaries do not have any class of equity securities that is subject to registration with the SEC under Section 12(g) of the 1934 Act. At no time has any class of securities issued by the Oceanbulk Subsidiaries been held of record by five hundred (500) or more Persons.

SECTION 5.6. Oceanbulk F-1. As of its filing date (or if amended, on the date of such filing), the Oceanbulk F-1 is appropriately responsive in all material respects to the requirements of the 1933 Act, and does not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Oceanbulk Companies have made available to Parent a true and complete copy of the Oceanbulk F-1 (other than the exhibits thereto). The Oceanbulk Companies have made available to Parent copies of all comment letters received by the Oceanbulk Companies or any of their Affiliates from the SEC prior to the date of this Agreement relating to the Oceanbulk F-1, together with all written responses thereto from the Oceanbulk Companies or any of their Affiliates.

SECTION 5.7. Financial Statements.

(a) The audited combined balance sheets of Oceanbulk Shipping and Oceanbulk Carriers, as of December 31, 2013 and 2012, and the related combined statements of operations, members’ equity, and cash flows for the year ended December 31, 2013 and the period from October 4, 2012 through December 31, 2012 (including the related notes and schedules) included in the Oceanbulk F-1 complied in all material respects with applicable accounting requirements and the published regulations of the SEC, have been prepared in all material respects in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present, in all material respects, the combined financial condition, results of operations and cash flows of the Oceanbulk Companies (other than the Oceanbulk Holdcos) as of the indicated dates and for the indicated periods.

(b) The Oceanbulk Holdcos have previously furnished to Parent a true and correct copy of the unaudited combined balance sheets of Oceanbulk Shipping and Oceanbulk Carriers as of March 31, 2014, and the related unaudited interim combined statements of operations, members’ equity and cash flows of Oceanbulk Shipping and Oceanbulk Carriers for the three (3) months then ended, which have been prepared in all material respects in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present, in all material respects, the combined financial condition, results of operations, members’ equity and cash flows of Oceanbulk Shipping, Oceanbulk Carriers and their respective Subsidiaries as of the indicated dates and for the indicated periods, subject to normal and recurring year-end audit adjustments in amounts that are immaterial in nature and the absence of full footnote disclosure.

SECTION 5.8. Disclosure Documents. The information with respect to the Oceanbulk Companies or the Sellers that any of the Oceanbulk Companies and/or the Sellers supplies in writing to Parent specifically for use in the Parent Disclosure Documents (the “Seller Disclosure Information”), at the time of the filing of such Parent Disclosure Documents or any amendment or supplement thereto and at the time of any distribution or dissemination of such Parent Disclosure Documents, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

SECTION 5.9. Taxes.

(a) All material Tax Returns required by applicable Law to have been filed by each Oceanbulk Company have been filed when due (taking into account any extensions), and each such Tax Return is complete and accurate and correctly reflects the liability for Taxes in all material respects. All material Taxes that are due and payable have been paid.

(b) There is no audit or other proceeding pending against or with respect to any Oceanbulk Company, with respect to any material amount of Tax. There are no material Liens on any of the assets of any Oceanbulk Company that arose in connection with any failure (or alleged failure) to pay any Tax, other than Liens for Taxes not yet due and payable.

(c) Each Oceanbulk Company has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any third-party.

(d) None of the Oceanbulk Companies has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to any Taxes.

(e) None of the Oceanbulk Companies is a party to any Tax allocation or sharing agreement.

(f) None of the Oceanbulk Companies has been included in any “consolidated,” “unitary” or “combined” Tax Return provided for under the Law with respect to Taxes for any taxable period for which the statute of limitations has not expired (other than a group of which the Oceanbulk Companies are the only members).

(g) None of the Oceanbulk Companies has any liability for the Taxes of any Person (other than any of the Oceanbulk Companies) under Treasury Regulation Section 1.1502-6 (or any similar provision of any state, local, or foreign Law), as a transferee or successor, by contract, or otherwise.

(h) None of the Oceanbulk Companies is or has been a party to any “listed transaction” as defined in Section 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b)(2).

(i) None of the Oceanbulk Companies has been either a “distributing corporation” or a “controlled corporation” in a distribution in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable within the prior three (3) years.

(j) None of the Oceanbulk Companies has, or since its date of formation has had, a permanent establishment in any country other than the country of its organization.

(k) Each Oceanbulk Company has complied in all material respects with the intercompany transfer pricing provisions of each applicable Law relating to Taxes, including the contemporaneous documentation and disclosure requirements thereunder.

(l) No written claim has ever been made by any Governmental Authority in a jurisdiction where any Oceanbulk Company does not file Tax Returns that any Oceanbulk Company is or may be subject to taxation by that jurisdiction.

(m) Each of Oaktree Holdco and the Pappas Holdco is treated as a corporation for United States federal income tax purposes; (ii) each of Oceanbulk Shipping and Oceanbulk Carriers has in effect a valid election to be treated as a partnership for United States federal income tax purposes; and (iii) each subsidiary of Oceanbulk Shipping and Oceanbulk Carriers is an entity disregarded from its sole owner for United States federal income tax purposes.

SECTION 5.10. Compliance with Laws; Governmental Authorizations.

(a) Each Oceanbulk Company is, and since January 1, 2013 has been, in compliance with all Laws and Governmental Authorizations to which such entity, or any of its or their Vessels or other material assets, is subject (including Maritime Guidelines), except where such failure to comply would not have an Oceanbulk Material Adverse Effect.

(b) Each Oceanbulk Company owns, holds, possesses or lawfully uses in the operation of its business all Governmental Authorizations (including those required by Maritime Guidelines) that are necessary or required for it to conduct its business as now conducted, except where the failure to own, hold, possess or lawfully use such Governmental Authorization would not have an Oceanbulk Material Adverse Effect.

SECTION 5.11. Absence of Certain Changes; No Undisclosed Liabilities.

(a) Since the Oceanbulk Balance Sheet Date, (i) the Oceanbulk Companies have conducted their respective businesses only in the ordinary course of business and (ii) there has not been an Oceanbulk Material Adverse Effect.

(b) Other than as expressly required by this Agreement, from the Oceanbulk Balance Sheet Date until the date hereof, there has not been any action taken by any Oceanbulk Company that, had such action occurred after the date of this Agreement without Parent’s consent, would constitute a breach of Section 7.1.

(c) There are no liabilities of any Oceanbulk Company of any kind whatsoever, whether accrued, contingent, known or unknown, absolute, determined, determinable or otherwise, other than: (i) liabilities disclosed and provided for in the Oceanbulk Balance Sheet or in the notes thereto, (ii) liabilities incurred in the ordinary course of business since the Oceanbulk Balance Sheet Date and which are not, individually or in the aggregate, material to the Oceanbulk Companies, taken as a whole, (iii) liabilities incurred in connection with the Transactions, and (iv) liabilities that would not have an Oceanbulk Material Adverse Effect. None of the Oceanbulk Companies is a party to, nor do the Oceanbulk Companies have any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between any Oceanbulk Company, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any

“off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the results, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, any Oceanbulk Company in the Oceanbulk F-1.

SECTION 5.12. Tangible Personal Assets. The Oceanbulk Companies, in the aggregate, have good and valid title to, or a valid interest in, all of their respective tangible personal assets, free and clear of all Liens, other than (i) Permitted Liens or (ii) Liens that individually or in the aggregate, do not materially interfere with the ability of any Oceanbulk Company to conduct its business as currently conducted.

SECTION 5.13. Borrowed Indebtedness and Cash.

(a) The aggregate outstanding Borrowed Indebtedness, and the aggregate cash and cash equivalents, of the Oceanbulk Companies as of March 31, 2014 is set forth in Section 5.13(a) of the Oceanbulk Disclosure Letter.

(b) The aggregate outstanding Borrowed Indebtedness (including the specific amount of core and non-core Borrowed Indebtedness outstanding under the Heron Facility Agreement) of Heron as of the date hereof is set forth in Section 5.13(b) of the Oceanbulk Disclosure Letter.

SECTION 5.14. Vessels; Maritime Matters.

(a) Section 5.14(a) of the Oceanbulk Disclosure Letter contains a list of all vessels owned by any Oceanbulk Company (the “Owned Vessels”) or chartered-in by any Oceanbulk Company pursuant to charter arrangements (the “Leased Vessels”), including the name, registered owner, capacity (gross tonnage or deadweight tonnage, as specified therein), year built, classification society, official number, flag state, and whether such Vessel is currently operating in the spot market or time chartered market, of each Owned Vessel and Leased Vessel. Each Vessel is operated in compliance with all applicable Maritime Guidelines and Laws, except where such failure to be in compliance would not have an Oceanbulk Material Adverse Effect. Each Oceanbulk Company is qualified to own and operate the Owned Vessels under applicable Laws, including the Laws of each Owned Vessel’s flag state, except where such failure to be qualified would not have an Oceanbulk Material Adverse Effect. Each Vessel is seaworthy and in good operating condition, has all national and international operating and trading certificates and endorsements, each of which is valid, that are required for the operation of such Vessel in the trades and geographic areas in which it is operated, except where such failure to be qualified would not have an Oceanbulk Material Adverse Effect.

(b) Each Vessel is classed by a classification society which is a member of the International Association of Classification Societies and is materially in class with all class and trading certificates valid through the date of this Agreement and, to the Knowledge of Oceanbulk, (i) no event has occurred and no condition exists that would cause such Vessel’s class to be suspended or withdrawn, and (ii) is free of average damage affecting its class.

(c) With respect to each of the Owned Vessels, one of the Oceanbulk Companies, as applicable, is the sole owner of each such Vessel and has good title to such Vessel free and clear of all Liens other than Permitted Liens.

(d) Prior to the date of this Agreement, the Oceanbulk Companies have delivered and made available to Parent accurate, complete and correct copies of the most recent inspection reports relating to each Vessel.

SECTION 5.15. Contracts.

(a) Section 5.15(a) of the Oceanbulk Disclosure Letter lists the following Contracts to which any Oceanbulk Company is a party that are in effect as of the date hereof:

(i) each “material contract” (as such term is defined in Item 10.C and in Instructions As To Exhibits of Form 20-F) to which any Oceanbulk Company is a party to or bound;

(ii) each Contract not contemplated by this Agreement that materially limits the ability of any Oceanbulk Company to engage in its business or compete in any manner;

(iii) each Contract that creates a partnership, joint venture or any strategic alliance with respect to any Oceanbulk Company, other than the organizational documents of the Oceanbulk Companies;

(iv) each employment, consulting, services or similar Contract with any employee or independent contractor of an Oceanbulk Company;

(v) each indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other evidence of Indebtedness or Contract providing for Indebtedness in excess of $1,000,000;

(vi) each Contract that relates to the acquisition or disposition, directly or indirectly, of any material business (whether by merger, sale of stock, sale of assets or otherwise) or material asset, including any vessel, other than this Agreement;

(vii) each Contract that relates to the acquisition or disposition, directly or indirectly (whether by merger, sale of stock, sale of assets (including any Vessel) or otherwise), by any Oceanbulk Company after the date of this Agreement of assets or any material business for consideration with a fair market value in excess of $1,000,000;

(viii) any Contract related to the acquisition or disposition, directly or indirectly (by merger, sale of stock, sale of assets or otherwise), by any Oceanbulk Company prior to the date of this Agreement that includes provisions that are in effect in respect of “earn-outs” or deferred or contingent consideration;

(ix) each ship-sales, memorandum of agreement, bareboat charter or other vessel acquisition Contract for Newbuildings and secondhand vessels contracted for by any Oceanbulk Company and other Contracts with respect to Newbuildings and the financing thereof, including performance guarantees, counter guarantees, refund guarantees, material supervision agreements and material plan verification services agreements;

(x) each operating agreement, management agreement, crewing agreement, Contract of affreightment or financial lease (including sale/leaseback or similar arrangements) with respect to any Vessel;

(xi) any Contract with a Third Party for the charter of any Vessel, other than any (A) voyage charter or (B) time charter with a duration of 12 months or less;

(xii) each collective bargaining agreement or other Contract with a labor union to which any Oceanbulk Company is a party or otherwise bound;

(xiii) each Contract that provides for indemnification by any Oceanbulk Company to any Person other than a Contract entered into in the ordinary course of business or that is not material to any Oceanbulk Company;

(xiv) each Contract to which any Oceanbulk Company is a party or otherwise bound that contains a so-called “most favored nations” provision or similar provisions requiring any Oceanbulk Company or its Affiliates (including, after the Closing, Parent or any of its Affiliates) to offer to a Person any terms or conditions that are at least as favorable as those offered to one or more other Persons; and

(xv) each Contract involving a standstill or similar obligation of any Oceanbulk Company.

(b) The Oceanbulk Companies have heretofore made available to Parent true and complete copies of the Material Contracts as in effect as of the date hereof. Except for breaches, violations or defaults which would not have an Oceanbulk Material Adverse Effect, (i) each of the Material Contracts is valid, binding, enforceable and in full force and effect with respect to the Oceanbulk Companies, and to the Knowledge of Oceanbulk, the other parties thereto, except to the extent that the enforceability thereof may be limited by the Equitable Exceptions and except for any Material Contracts that have expired or been terminated after the date hereof in accordance with its terms, and (ii) none of the Oceanbulk Companies, nor to the Knowledge of Oceanbulk, any other party to a Material Contract, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a breach or default under, or give rise to any right of cancellation or termination of or consent under, such Material Contract, and none of the Oceanbulk Companies has received written notice that it has breached, violated or defaulted under any Material Contract.

SECTION 5.16. Litigation. Except as set forth in Section 5.16 of the Oceanbulk Disclosure Letter, there is no Action pending or, to the Knowledge of Oceanbulk, threatened against any Oceanbulk Company. No officer or director of any Oceanbulk Company is a defendant in any Action commenced by any equityholder of any Oceanbulk Company with respect to the performance of his duties as an officer or a director of any Oceanbulk Company under any applicable Law. There is no material unsatisfied judgment, penalty or award against any Oceanbulk Company or any of its Subsidiaries. None of the Oceanbulk Companies is subject to any Orders.

SECTION 5.17. Employee Benefits.

(a) Section 5.17(a) of the Oceanbulk Disclosure Letter includes a list of all Oceanbulk Benefit Plans. The Oceanbulk Companies have delivered or made available to Parent copies of each Oceanbulk Benefit Plan or, in the case of any unwritten Oceanbulk Benefit Plans, a summary thereof.

(b) Section 5.17(b) of the Oceanbulk Disclosure Letter includes a list of all executives of any Oceanbulk Company (e.g., chief executive officer, president, chief financial officer, chief operating officer, etc.) who perform substantially all of their personal services for any Oceanbulk Company pursuant to agreements to which any Oceanbulk Company is a party and the amount of wages earned by each such individual and their place of employment, in each case as of the date of this Agreement.

(c) Each Oceanbulk Benefit Plan has been administered in accordance with its terms and is in compliance with all applicable Laws, except for instances that would not have an Oceanbulk Material Adverse Effect.

(d) Except as would not have an Oceanbulk Material Adverse Effect, (i) each Oceanbulk Benefit Plan that is intended to qualify for favorable tax benefits under the Laws of any jurisdiction is so qualified, and (ii) to the Knowledge of Oceanbulk, no condition exists and no event has occurred that could reasonably be expected to result in the loss or revocation of such status. Except as would not have an Oceanbulk Material Adverse Effect, all benefits, contributions and premiums relating to each Oceanbulk Benefit Plan have been timely paid or made in accordance with the terms of such Oceanbulk Benefit Plan and the terms of all applicable Laws and any related agreement.

(e) None of the Oceanbulk Companies has, within the preceding six month period, ever maintained or contributed to, or had any obligation to contribute to any “employee benefit plan,” within the meaning of Section 3(3) of the U.S. Employee Retirement Income Security Act of 1974 (“ERISA”), that is covered by ERISA.

(f) None of the Oceanbulk Companies has incurred, and no event has occurred and no condition or circumstance exists that could reasonably be expected to result in, any unsatisfied liability of any Oceanbulk Company under Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA arising in connection with any employee benefit plan covered or previously covered by Title IV of ERISA or such sections of the Code or ERISA.

(g) Except as set forth in Section 5.17(g) of the Oceanbulk Disclosure Letter, the execution of, and performance of the Transactions will not (either alone or upon the occurrence of any additional or subsequent events) result in (i) any payment, compensation or benefits (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any current or former director, officer, employee, consultant or independent contractor or trigger the right of any current or former director, officer, employee, consultant or independent contractor to terminate any employment or contractual relationship with any Oceanbulk Company, or (ii) the triggering or imposition of any restrictions or limitations on the right of any Oceanbulk Company to amend or terminate any Oceanbulk Benefit Plan.

SECTION 5.18. Labor and Employment Matters. The Oceanbulk Companies have complied with all labor and employment Laws, including, all labor and employment provisions included in the Maritime Guidelines, and those relating to wages, hours, workplace safety and health, immigration, individual and collective termination, discrimination and data privacy, except where failure to comply would not have an Oceanbulk Material Adverse Effect. There are no material pending or, to the Knowledge of Oceanbulk, threatened, labor disputes, work stoppages, requests for representation, pickets, work slow-downs due to labor disagreements or any legal actions or arbitrations that involve the labor or employment relations of any Oceanbulk Company. Since January 1, 2013, there has been no labor strike, dispute, work stoppage, request for representation, picket or work slow-down in respect of an Oceanbulk Company, except where such strike, dispute, work stoppage, request, picket or work slow-down would not have an Oceanbulk Material Adverse Effect. None of the Oceanbulk Companies is party to any collective bargaining agreement or any other type of collective agreement with any type of local, national or supranational workers’ representatives. To the Knowledge of Oceanbulk, there is not pending or underway any union, or any other type of workers’ representatives, organizational activities or requests or elections for representation with respect to employees of any Oceanbulk Company.

SECTION 5.19. Environmental. Except for any matter that would not have an Oceanbulk Material Adverse Effect, (a) each Oceanbulk Company is and has been in compliance with all Environmental Laws, (b) each Oceanbulk Company possesses and is and has been in compliance with all Governmental Authorizations required under Environmental Law for the conduct of their respective operations, (c) there are no actions pending against any Oceanbulk Company alleging a violation of or liability under any Environmental Law, (d) to the Knowledge of Oceanbulk, there are no currently known conditions that would reasonably be expected to result in any liability pursuant to any Environmental Law, and (e) each Oceanbulk Company has provided to Parent all material documents in its possession related to compliance with or liability under Environmental Laws.

SECTION 5.20. Insurance. The Oceanbulk Companies maintain (i) insurance policies and fidelity bonds covering the Oceanbulk Companies or their respective businesses, properties, assets, directors, officers or employees, and (ii) protection and indemnity, hull and machinery and war risks insurance policies and club entries covering the Vessels in such amounts and types as are customary in the shipping industry (collectively, the “Policies”). Section 5.20 of the Oceanbulk Disclosure Letter includes a list of all such Policies. None of the Oceanbulk Companies is in violation or breach of or default under any of its obligations under any such Policy, except where such default would not have an Oceanbulk Material Adverse Effect. None of the Oceanbulk Companies has received any written notice that any Policy has been cancelled. There are no material claims individually or in the aggregate by any Oceanbulk Company pending under any of the Policies as to which coverage has been questioned, denied or disputed by the underwriters of such Policy, as applicable, in writing or in respect of which such underwriters have reserved their rights in writing.

SECTION 5.21. Fees. There is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Sellers or the Oceanbulk Companies who might be entitled to any fee or commission in connection this Agreement, the Related Agreements or the Transactions. The Oceanbulk Companies have furnished to Parent true, correct and complete copies of engagement letters relating to any such services, and there have been no amendments or revisions to such engagement letters.

SECTION 5.22. Takeover Statutes. The Oceanbulk Companies have taken all action required to be taken by them (if any) in order to exempt this Agreement, the Related Agreements, and the Transactions from the requirements of any “moratorium”, “control share”, “fair price”, “affiliate transaction”, “business combination” or other anti-takeover laws and regulations of any Governmental Authority (each, a “Takeover Statute”) or similar provision contained in the Oceanbulk Companies’ Charter Documents.

SECTION 5.23. Interested Party Transactions. Except as set forth in Section 5.23 of the Oceanbulk Disclosure Letter, any Oceanbulk Benefit Plan or any travel or expense reimbursement of officers or directors in the ordinary course, (a) there are no Contracts or arrangements between any Oceanbulk Company, on the one hand, and any current or former officer or director of any Oceanbulk Company or any of such officer’s or director’s immediate family members or Affiliates, any other Affiliates of such Oceanbulk Company (other than any Oceanbulk Company and its Subsidiaries) or any Seller or any of its Affiliates (other than any Oceanbulk Company and its Subsidiaries), on the other hand (any such Contract or arrangement, an “Interested Party Transaction”), and (b) no Seller or Affiliate of any Oceanbulk Company or Seller possesses, directly or indirectly, any material financial interest in, or is a director or officer of, any Person which is a material supplier, customer, lessor or lessee of any Oceanbulk Company.

SECTION 5.24. Certain Business Practices. None of the Oceanbulk Companies nor (to the Knowledge of Oceanbulk), any director, officer, agent or employee of any Oceanbulk Company (a) used any funds for unlawful contributions, gifts, entertainment or other expenses relating to the business of any Oceanbulk Company, (b) made any bribe or kickback, illegal political contribution, unlawful payment from corporate funds which was incorrectly recorded on the books and records of any Oceanbulk Company, unlawful payment from corporate funds to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977 or other anti-corruption laws, in each case relating to the business of any Oceanbulk Company, or (c) made any other unlawful payment relating to the business of any Oceanbulk Company.

SECTION 5.25. Oceanbulk Holdcos. Except as set forth on Section 5.25 of the Oceanbulk Disclosure Letter, or arising from this Agreement, the Oceanbulk Holdcos have no assets, liabilities (other than their ownership interests in the Oceanbulk Subsidiaries and liabilities attributable to the Oceanbulk Holdcos by reason of their ownership interest of the Oceanbulk Subsidiaries) or obligations of any kind.

SECTION 5.26. Investment in Parent Common Stock. Each Seller is acquiring the Parent Common Stock for its own account for the purpose of investment and not with a view to or for sale in connection with a distribution. Except for the transactions contemplated by the Existing Registration Rights Agreement and the Registration Rights Agreement, Sellers do not have an arrangement (whether or not legally binding) to effect any distribution of the Parent Common Stock to or through any Person. Each Seller understands that the Parent Common Stock to be delivered to such Seller at Closing will not be registered under the 1933 Act or any other United States state securities laws by reason of specified exemption from the registration provisions thereof, which depends upon, among other things, the bona fide nature of its investment intent as expressed herein, and that such Parent Common Stock may not be transferred or sold except pursuant to the registration provisions of the 1933 Act and any applicable United States state securities laws, or pursuant to an applicable exemption therefrom. Each Seller is an “accredited investor” as defined in Regulation D promulgated under the 1933 Act. No Seller is required to be registered as a broker-dealer under Section 15 of the 1934 Act, and no Seller is a broker-dealer. The Sellers are not purchasing the Parent Common Stock and the Parent Common Stock were not offered to the Sellers by means of any form of general or public solicitation or general advertising, or publicly disseminated advertisements or sales literature, including (a) any advertisement, article, notice or other communication published in any newspaper, magazine, or similar media, or broadcast over television or radio, or (b) any seminar or meeting to which the Sellers were invited by any of the foregoing means of communications. Without limiting the representations, warranties, agreements and covenants of Parent and Merger Subs set forth in this Agreement or the Related Agreements, each Seller acknowledges that it has had the opportunity to review the books and records and other information regarding Parent that it has deemed necessary to make an informed investment decision with respect to the investment and has been afforded (i) the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of Parent concerning the terms and conditions of the acquisition of the Parent Common Stock and the merits and risks of investing in the Parent Common Stock; (ii) access to information about Parent and its financial condition, results of operations, business, properties, management and prospects sufficient to enable it to evaluate its investment; and (iii) the opportunity to obtain such additional information that Parent possesses or can acquire without unreasonable effort or expense. Each Seller (together with his, her or its advisors, if any) has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of the prospective investment in the Parent Common Stock. Each Seller has sought such accounting, legal and tax advice as it has considered necessary to make an informed decision with respect to its acquisition of the Parent Common Stock.

SECTION 5.27. No Other Representations or Warranties. The Sellers and the Oceanbulk Holdcos have conducted their own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, condition (financial or otherwise) and prospects of Parent, which investigation, review and analysis was done by the Sellers, the Oceanbulk Holdcos and their respective representatives. In entering into this Agreement, each of the Sellers and the Oceanbulk Holdcos acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any representations or opinions (whether written or oral) of Parent or its Affiliates (except the specific representations made in Article VI). Except for the representations and warranties contained in Article VI and in the certificate delivered by the Parent pursuant to Section 10.2(f), each of the Sellers and the Oceanbulk Holdcos acknowledges that (a) none of Parent or any other Person on behalf of Parent makes any other representation or warranty, express or implied, written or oral, at law or in equity, with respect to Parent or its business, operations, assets, liabilities, results of operations, condition (financial or otherwise) or prospects, including with respect to (i) merchantability or fitness for any particular use or purpose or (ii) the probable success or profitability of Parent or the business thereof after the Effective Time and (b) except in the case of fraud, neither the Parent or any other Person will have or be subject to any liability or indemnification obligation to the Sellers, the Oceanbulk Holdcos or any other Person resulting from the distribution to the Sellers, the Oceanbulk Holdcos or any other Person, or their use of, any information provided in connection with the Transactions, including any information, documents, projections, forecasts or other material made available to them in certain “data rooms” or management presentations or in any other form in expectation of, or in connection with, the Transactions.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUBS

Except as set forth in the Parent Disclosure Letter, or accurately disclosed in any report, schedule, form or document filed with, or furnished to, the SEC by Parent and publicly available during the period beginning on or after January 1, 2013 and ending five (5) days prior to the date hereof (other than any risk factor disclosure or forward-looking statements included in such reports, schedules, forms or documents and any other disclosures included therein to the extent that such statements are cautionary, predictive or forward-looking in nature), Parent and Merger Subs, jointly and severally, represent and warrant to the Sellers that:

SECTION 6.1. Organization, Qualification and Corporate Power. Each of Parent and each Merger Sub is an entity duly organized, validly existing and in good standing under the Laws of the Republic of the Marshall Islands. Each of Parent and each Merger Sub has all requisite corporate or limited liability company power and authority and all Governmental Authorizations, directly or indirectly, to own, lease and operate its properties and assets and to carry on its business as it is now being conducted. Parent and each of its Subsidiaries is duly qualified or licensed as a foreign corporation or limited liability company to do business, and is in good standing (where applicable) or has equivalent status, in each jurisdiction where the character of its properties or assets owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing or to have equivalent status would not have a Parent Material Adverse Effect. Each of (a) the third amended and restated articles of incorporation of

Parent filed as Exhibit 1 to Parent’s Report on Form 6-K filed with the SEC on October 15, 2012 and (b) the second amended and restated bylaws of Parent filed as Exhibit 3.1 to Parent’s Report on Form 6-K filed with the SEC on July 30, 2013, is currently in effect, true and complete and has not been amended, supplemented or otherwise modified as of the date hereof.

SECTION 6.2. Authorization.

(a) The execution, delivery and performance by Parent and each Merger Sub of this Agreement, the Related Agreements to which each is a party, and the consummation by Parent and each Merger Sub of the Transactions are within the corporate and limited liability company powers of Parent and each Merger Sub and, except for the Transactions Approval, have been duly authorized by all necessary corporate and limited liability company action on the part of Parent and each Merger Sub. The only votes of the holders of any of Parent’s capital stock necessary in connection with the Transactions are the affirmative vote of the holders of a majority of the shares of Parent Common Stock present (in person or by proxy) and voting at the Parent Stockholders Meeting (as defined below) to approve this Agreement, the Pappas Agreement and the transactions contemplated hereby and thereby (provided that each of the Sellers shall, and each of them shall cause each of their Affiliates to, vote the shares of Parent Common Stock that they beneficially own in accordance with Section 8.2 hereof) (the “Transactions Approval”). This Agreement and each Related Agreement to which it is a party constitutes a valid and binding agreement of Parent and each Merger Sub enforceable against each of them in accordance with its terms, except to the extent that the enforceability thereof may be limited by the Equitable Exceptions.

(b) At a meeting duly called and held, the Special Committee has unanimously (i) determined that this Agreement, the Pappas Agreement and the transactions contemplated hereby and thereby are fair to and in the best interests of Parent and Parent’s stockholders (other than the Sellers and their respective Affiliates), (ii) declared advisable this Agreement, the Pappas Agreement and the transactions contemplated hereby and thereby, including the Merger, and (iii) recommended to the Parent Board that this Agreement, the Pappas Agreement and the transactions contemplated hereby and thereby be approved by the Parent Board and submitted to the Parent Stockholders Meeting for approval by the Parent’s stockholders (such recommendation, the “Special Committee Recommendation”), which resolutions and Special Committee Recommendation have not been subsequently rescinded, modified or amended in any respect except to the extent occurring after the date of this Agreement in compliance with Section 7.6(b). At a meeting duly called and held, the Parent Board has (A) determined that this Agreement, the Pappas Agreement and the transactions contemplated hereby and thereby are fair to and in the best interests of Parent and Parent’s stockholders (other than the Sellers and their respective Affiliates), (B) approved, adopted and declared advisable this Agreement, the Pappas Agreement and the transactions contemplated hereby and thereby, including the Merger, (C) recommended that this Agreement, the Pappas Agreement and the transactions contemplated hereby and thereby be submitted to the Parent Stockholders Meeting for approval by the Parent’s stockholders, and (D) adopted the recommendation by the Special Committee for approval of this Agreement, the Pappas Agreement and the transactions contemplated hereby and thereby by the stockholders of Parent (such recommendation, the “Parent Board Recommendation”), which resolutions and Parent Board Recommendation have not been subsequently rescinded, modified or amended in any respect except to the extent occurring after the date of this Agreement in compliance with Section 7.6(b).

(c) Assuming the accuracy of the representations and warranties set forth in Section 4.2(d) and Section 5.2(b), the execution, delivery and performance by Parent and each Merger Sub of this Agreement and the Related Agreements to which each is a party and the consummation by Parent and each Merger Sub of the Transactions require no action by or in respect of, or filing with, any Governmental Authority, other than (i) the filing and recordation of appropriate merger or other documents as required by the MILLCA and by relevant authorities of other jurisdictions in which Parent is qualified to do business (including the Oaktree Holdco Certificate of Merger and the Pappas Holdco Certificate of Merger), and (ii) compliance with any applicable requirements of the 1933 Act, the 1934 Act, any other applicable state or federal securities laws and the rules and requirements of Nasdaq, including the filing of the Parent Disclosure Documents with the SEC.

SECTION 6.3. Noncontravention. Except as set forth in Section 6.3 of the Parent Disclosure Letter, the execution, delivery and performance by Parent and each Merger Sub of this Agreement and the Related Agreements to which each is a party, and the consummation by Parent and each Merger Sub of the Transactions do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the articles of incorporation or bylaws (or comparable organization documents, as applicable) of Parent or its Subsidiaries, (ii) assuming compliance with the matters referred to in Section 6.2(c), contravene, conflict with, or result in a violation or breach of any provision of any applicable Law, (iii) assuming compliance with matters referred to in Section 6.2(c), require any consent or other action by any Person under, result in a violation or breach of, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to Parent or its Subsidiaries under any provision of any Parent Material Contract or any Governmental Authorization of Parent or its Subsidiaries, or (iv) result in the loss of, or creation or imposition of any Lien, other than Parent Permitted Liens, on any asset of the Parent or its Subsidiaries.

SECTION 6.4. Disclosure Documents.

(a) Each form, report, schedule, statement and other document required to be filed or furnished by Parent with the SEC or distributed or otherwise disseminated to Parent’s stockholders in connection with the Transactions (the “Parent Disclosure Documents”), including the Proxy Statement, to be furnished to the SEC or distributed or otherwise disseminated to Parent’s stockholders in connection with the Transactions, and any amendments or supplements thereto, when filed, distributed or disseminated, as applicable, will comply as to form in all material respects with the requirements of applicable Law.

(b) (i) The Proxy Statement, as supplemented or amended, at the time such Proxy Statement or any amendment or supplement thereto is first mailed to stockholders of Parent and at the time of the Parent Stockholders Meeting, and (ii) any Parent Disclosure Document (other than the Proxy Statement), at the time of the filing of such Parent Disclosure Document or any supplement or amendment thereto and at the time of any distribution or dissemination thereof, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that the foregoing does not apply to statements in or omissions from any such document based upon the Seller Disclosure Information.

SECTION 6.5. Fees. Except for Evercore Group L.L.C., whose fees will be paid by Parent, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent who might be entitled to any fee or commission in connection with this Agreement, the Related Agreements or the Transactions. Parent has furnished to the Oceanbulk Companies true, correct and complete copies of engagement letters relating to any such services, and there have been no amendments or revisions to such engagement letters.

SECTION 6.6. Capitalization of Parent.

(a) The authorized capital stock of Parent consists of (i) 300,000,000 shares of common stock, par value $0.01 per share (the “Parent Common Stock”) and (ii) 25,000,000 shares of preferred stock, par value $0.01 per share (“Parent Preferred Stock”). As of the date of this Agreement, (i) 29,493,769 shares of Parent Common Stock are issued and outstanding, and (ii) no shares of Parent Common Stock are held in the treasury of Parent. As of the date hereof, no shares of Parent Preferred Stock are issued and outstanding. All outstanding shares of capital stock of Parent and all shares of Parent Common Stock to be issued to the Sellers pursuant to this Agreement have been duly authorized. All outstanding shares of capital stock of Parent have been, and, upon issuance, all shares of Parent Common Stock to be issued to the Sellers pursuant to this Agreement will be, validly issued and fully paid and nonassessable, and free of preemptive or similar rights under any provision of the Marshall Islands Business Corporations Act (“MIBCA”) and the articles of incorporation or bylaws of Parent or any agreement to which Parent is a party or otherwise bound.

(b) No antidilution or similar adjustments with respect to any Parent Securities will occur or be required as a result of the issuance and sale of the Parent Common Stock to the Sellers pursuant to this Agreement. Assuming the accuracy of the representations and warranties set forth in Section 5.26, the offer and sale of the Parent Common Stock to the Sellers pursuant to this Agreement shall be qualified or exempt from the registration requirements of the 1933 Act and the registration and/or qualification requirements of all applicable state securities Laws.

(c) There is no outstanding Indebtedness of Parent or any of its Subsidiaries having the right to vote (or convertible into or exchangeable for securities having the right to vote) on any matters on which stockholders of Parent may vote.

(d) Except as set forth in Section 6.6(d-1) of the Parent Disclosure Letter, as of the date hereof, there are no issued, reserved for issuance or outstanding (i) shares of capital stock of or other voting securities of or ownership interests in Parent, (ii) securities of Parent convertible into or exchangeable or exercisable for shares of capital stock or other voting securities of or ownership interests in Parent, (iii) warrants, calls, options or other rights to acquire from Parent, or other obligation of Parent to issue, any capital stock or other voting securities or ownership interests in or any securities convertible into or exchangeable or exercisable for capital stock or other voting securities or ownership interests in Parent, or (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or voting securities of Parent (the items in clauses (i) through (iv) being referred to collectively as the “Parent Securities”). There are no outstanding obligations of Parent to repurchase, redeem or otherwise acquire any of the Parent Securities. Except for the Oaktree Stockholders Agreement and the Pappas Stockholders Agreement, Parent is not a party to any voting agreements, voting trusts, proxies or other similar agreements or understandings with respect to the voting of any shares of Parent Common Stock or other Parent Securities. Except as may be required by applicable securities Laws and regulations and other than Parent’s third amended and restated articles of incorporation and second amended and restated bylaws currently in effect, Parent is not bound by any obligations or commitments of any character restricting the transfer of, or, except as set forth in Section 6.6(d-2) of the Parent Disclosure Letter, requiring the registration for sale of, any shares of Parent Common Stock or other Parent Securities.

SECTION 6.7. Subsidiaries.

(a) Section 6.7(a) of the Parent Disclosure Letter sets forth a complete and correct list of each Subsidiary of Parent together with the jurisdiction of incorporation or formation of each such Subsidiary, the form of organization of each such Subsidiary, the authorized and issued capital stock, voting securities or other ownership interests of each such Subsidiary and the name of each holder thereof.

(b) Each Subsidiary of Parent has been duly organized, is validly existing and in good standing (except with respect to jurisdictions that do not recognize the concept of good standing) under the Laws of the jurisdiction of its incorporation or formation, and has all requisite power, Governmental Authorizations and authority to own, lease and operate its properties and to carry on its business as now conducted, except where the failure to be in good standing or possess such Governmental Authorizations would not have a Parent Material Adverse Effect. Each such Subsidiary of Parent is duly qualified or licensed as a foreign corporation or other entity to do business, and is in good standing in each jurisdiction where the character of its properties or assets owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a Parent Material Adverse Effect. Parent has heretofore made available to the Oceanbulk Companies true and complete copies of the articles of incorporation, bylaws, certificates of formation, certificate of incorporation, limited liability company agreement (or comparable organization documents, as applicable) of each of its Subsidiaries.

(c) All of the outstanding shares of capital stock of, or voting securities of, or other ownership interests in, each Subsidiary of Parent, is owned by Parent directly or indirectly, free and clear of any Liens (other than Parent Permitted Liens). There are no issued, reserved for issuance or outstanding (i) securities of any of Parent’s

Subsidiaries convertible into, or exchangeable or exercisable for, shares of capital stock or other voting securities of, or ownership interests in, any Parent Subsidiary, (ii) warrants, calls, options or other rights to acquire from any of Parent’s Subsidiaries, or other obligations of any of Parent’s Subsidiaries to issue, any capital stock or other voting securities of, or ownership interests in, or any securities convertible into, or exchangeable or exercisable for, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of Parent, or (iii) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of Parent (the items in clauses (i) through (iii), together with all of the outstanding capital stock of, or other voting securities of, or ownership interests in, each Subsidiary of Parent, being referred to collectively as the “Parent Subsidiary Securities”). Except as set forth in Section 6.7(c) of the Parent Disclosure Letter, none of the Subsidiaries of Parent owns, directly or indirectly, any equity or other ownership interests in any Person, except for other Subsidiaries of Parent as set forth in Section 6.7(a) of the Parent Disclosure Letter. There are no outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Parent Subsidiary Securities. Except as set forth in Section 6.7(c) of the Parent Disclosure Letter, neither Parent nor the Subsidiaries of Parent are subject to any obligation or requirement to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any Person.

SECTION 6.8. Parent SEC Filings.

(a) Parent has filed with or furnished to the SEC, all reports, schedules, forms, statements, prospectuses, registration statements and other documents, as such documents may be amended or supplemented, required to be filed with or furnished to the SEC by Parent since January 1, 2013 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Parent SEC Documents”), except where such failure to file with or furnish to the SEC such reports, schedules, forms, statements, prospectuses, registration statements or other documents required to be filed with or furnished to the SEC would not have a Parent Material Adverse Effect.

(b) As of its filing date (or, if amended, by a filing prior to the date hereof, on the date of such filing), each Parent SEC Document complied, and each Parent SEC Document filed subsequent to the date hereof and prior to the earlier of the Effective Time and the termination of this Agreement will comply, as to form in all material respects with the applicable requirements of the 1933 Act and the 1934 Act, as the case may be, at the time of such filing. As of the date of this Agreement, there are no outstanding unresolved comments received from the staff of the SEC with respect to any of the Parent SEC Documents. To the Knowledge of Parent, none of the Parent SEC Documents is the subject of ongoing SEC review, outstanding SEC comment or outstanding SEC investigation. No Subsidiary of Parent is subject to the periodic reporting requirements of Section 13(a) and Section 15(d) of the 1934 Act.

(c) As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Parent SEC Document filed pursuant to the 1934 Act did not, and each Parent SEC Document filed subsequent to the date hereof and prior to the earlier of the Effective Time and the date of the termination of this Agreement will not, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the foregoing does not apply to statements in or omissions from any such document based upon the Seller Disclosure Information.

(d) Each Parent SEC Document, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such Parent SEC Document or amendment became effective, did not, and each Parent SEC Document filed subsequent to the date hereof and prior to the earlier of the Effective Time and the date of the termination of this Agreement will not, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that the foregoing does not apply to statements in or omissions from any such document based upon the Seller Disclosure Information.

(e) Parent and each of its officers are in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act. The management of Parent established and maintains, and at all times since January 1, 2013 has maintained, a system (“Internal Controls”) of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the 1934 Act) as required by Rule 13a-15 or 15d-15 under the 1934 Act and that is sufficient to provide reasonable assurance (i) regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, (ii) that receipts and expenditures of Parent and its Subsidiaries are being made in accordance with management’s general or specific authorizations, and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Parent’s and its Subsidiaries’ assets that could have a material effect on Parent’s financial statements. Parent’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the 1934 Act) are designed to ensure that all material information (both financial and non-financial) required to be disclosed by Parent in the reports that it files or submits under the 1934 Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of Parent required under the 1934 Act with respect to such reports. The management of Parent has disclosed, based on its most recent evaluation prior to the date hereof, to Parent’s auditors and the audit committee of the Parent Board (A) all significant deficiencies and material weaknesses in the design or operation of the Company’s Internal Controls which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information, and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s Internal Controls.

(f) Except as set forth in Section 6.8(f) of the Parent Disclosure Letter, since January 1, 2013, Parent has complied in all material respects with the applicable listing and corporate governance rules and regulations of Nasdaq, and has not since January 1, 2013 received any notice asserting any non-compliance with the listing requirements of Nasdaq.

(g) Each of the principal executive officer and principal financial officer of Parent (or each former principal executive officer and principal financial officer of Parent, as applicable) have made all certifications required by Rule 13a-14 and 15d-14 under the 1934 Act and Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC and Nasdaq, such certifications comply as to form and content with all applicable Laws, and the statements contained in any such certifications are complete and correct.

SECTION 6.9. Financial Statements.

(a) The audited consolidated balance sheets of Parent as of December 31, 2013 and 2012, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the two years in the period ended December 31, 2013 (including the related notes and schedules), included in the Parent’s Annual Report filed on Form 20-F for the fiscal year ended December 31, 2013 complied in all material respects with applicable accounting requirements and the published regulations of the SEC, have been prepared in all material respects in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present, in all material respects, the consolidated financial condition, results of operations and cash flows of Parent and its Subsidiaries as of the indicated dates and for the indicated periods.

(b) The unaudited condensed consolidated balance sheet of Parent as of March 31, 2014, and the related unaudited interim condensed consolidated statements of operations, stockholders’ equity and cash flows of Parent for the three (3) months then ended, included in the Parent’s Report filed on Form 6-K on May 29, 2014, have been prepared in all material respects in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present, in all material respects, the consolidated financial condition, results of operations and cash flows of Parent and its

Subsidiaries as of the indicated dates and for the indicated periods, subject to normal and recurring year-end audit adjustments in amounts that are immaterial in nature and the absence of full footnote disclosure.

SECTION 6.10. Taxes.

(a) All material Tax Returns required by applicable Law to have been filed by Parent or any of its Subsidiaries have been filed when due (taking into account any extensions), and each such Tax Return is complete and accurate and correctly reflects the liability for Taxes in all material respects. All material Taxes that are due and payable have been paid.

(b) There is no audit or other proceeding pending against or with respect to Parent or any of its Subsidiaries, with respect to any material amount of Tax. There are no material Liens on any of the assets of Parent or any of its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax, other than Liens for Taxes not yet due and payable.

(c) Parent and each of its Subsidiaries have withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any third-party.

(d) Neither Parent nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to any Taxes.

(e) Neither Parent nor any of its Subsidiaries is a party to any Tax allocation or sharing agreement.

(f) Neither Parent nor any of its Subsidiaries has been included in any “consolidated,” “unitary” or “combined” Tax Return provided for under the Law with respect to Taxes for any taxable period for which the statute of limitations has not expired (other than a group of which Parent is the parent).

(g) Neither Parent nor any of its Subsidiaries has any liability for the Taxes of any Person (other than any of Parent and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of any state, local, or foreign Law), as a transferee or successor, by contract, or otherwise.

(h) Neither Parent nor any of its Subsidiaries is or has been a party to any “listed transaction” as defined in Section 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b)(2).

(i) Neither Parent nor any of its Subsidiaries has been either a “distributing corporation” or a “controlled corporation” in a distribution in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable within the prior three (3) years.

(j) Except as set forth in Section 6.10(j) of the Parent Disclosure Letter, neither Parent nor any of its Subsidiaries has, or since its date of formation has had, a permanent establishment in any country other than the country of its organization.

(k) Each of Parent and its Subsidiaries has complied in all material respects with the intercompany transfer pricing provisions of each applicable Law relating to Taxes, including the contemporaneous documentation and disclosure requirements thereunder.

(l) No written claim has ever been made by any Governmental Authority in a jurisdiction where neither Parent nor any of its Subsidiaries file Tax Returns that Parent or any of its Subsidiaries is or may be subject to taxation by that jurisdiction.

(m) (i) Parent is treated as a corporation for United States federal income tax purposes and (ii) each Subsidiary of Parent has in effect a valid election to be treated as an entity disregarded from its sole owner for United States federal income tax purposes.

SECTION 6.11. Compliance with Laws; Governmental Authorizations.

(a) Parent and each of its Subsidiaries are, and since January 1, 2013 have been, in compliance with all Laws and Governmental Authorizations to which Parent or such Subsidiary, or any of its or their Parent Vessels or other material assets, is subject (including Maritime Guidelines), except where such failure to comply would not have a Parent Material Adverse Effect.

(b) Parent and each of its Subsidiaries owns, holds, possesses or lawfully uses in the operation of its business all Governmental Authorizations (including those required by Maritime Guidelines) that are necessary or required for it to conduct its business as now conducted, except where the failure to own, hold, possess or lawfully use such Governmental Authorization would not have a Parent Material Adverse Effect.

SECTION 6.12. Absence of Certain Changes; No Undisclosed Liabilities.

(a) Since the Parent Balance Sheet Date, (i) Parent and its Subsidiaries have conducted their respective businesses only in the ordinary course of business and (ii) there has not been any Parent Material Adverse Effect.

(b) Other than as expressly required by this Agreement or as set forth in Section 6.12(b) of the Parent Disclosure Letter, from the Parent Balance Sheet Date until the date hereof, there has not been any action taken by Parent or its Subsidiaries that, had such action occurred after the date of this Agreement without the Sellers’ Representative’s consent, would constitute a breach of Section 7.1 or Section 7.2.

(c) There are no liabilities of Parent or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, known or unknown, absolute, determined, determinable or otherwise, other than: (i) liabilities disclosed and provided for in the Parent Balance Sheet or in the notes thereto, (ii) liabilities incurred in the ordinary course of business since the Parent Balance Sheet Date and which are not, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole, (iii) liabilities incurred in connection with the Transactions, and (iv) liabilities that would not have a Parent Material Adverse Effect. Neither Parent nor its Subsidiaries is a party to, nor does Parent or its Subsidiaries have any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between Parent, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person on the other hand, or any off-balance sheet arrangements (as defined in Item 303(a) of Regulation S-K of the SEC), where the results, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent in the Parent SEC Documents.

SECTION 6.13. Contracts.

(a) Section 6.13 (a) of the Parent Disclosure Letter lists the following Contracts to which Parent or any of its Subsidiaries is a party that are in effect as of the date hereof:

(i) each “material contract” (as such term is defined in Item 10.C and in Instructions As To Exhibits of Form 20-F) to which Parent or any of its Subsidiaries is a party to or bound;

(ii) each Contract not contemplated by this Agreement that materially limits the ability of Parent or any of its Subsidiaries to engage in its business or compete in any manner;

(iii) each Contract that creates a partnership, joint venture or any strategic alliance with respect to Parent or any of its Subsidiaries, other than the organizational documents of Parent or its Subsidiaries;

(iv) each employment, consulting, services or similar Contract with any employee, consultant or independent contractor of Parent or any of its Subsidiaries;

(v) each indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other evidence of Indebtedness or Contract providing for Indebtedness in excess of $1,000,000;

(vi) each Contract that relates to the acquisition or disposition, directly or indirectly, of any material business (whether by merger, sale of stock, sale of assets or otherwise) or material asset, including any vessel, other than this Agreement;

(vii) each Contract that relates to the acquisition or disposition, directly or indirectly (whether by merger, sale of stock, sale of assets (including any Parent Vessel) or otherwise), by Parent or any of its Subsidiaries after the date of this Agreement of assets or any material business for consideration with a fair market value in excess of $1,000,000;

(viii) any Contract related to the acquisition or disposition, directly or indirectly (by merger, sale of stock, sale of assets or otherwise), by Parent or any of its Subsidiaries prior to the date of this Agreement that includes provisions that are in effect in respect of “earn-outs” or deferred or contingent consideration;

(ix) each ship-sales, memorandum of agreement, bareboat charter or other vessel acquisition Contract for Newbuildings and secondhand vessels contracted for by Parent or any of its Subsidiaries and other Contracts with respect to Newbuildings and the financing thereof, including performance guarantees, counter guarantees, refund guarantees, material supervision agreements and material plan verification services agreements;

(x) each operating agreement, management agreement, crewing agreement, Contract of affreightment or financial lease (including sale/leaseback or similar arrangements) with respect to any Parent Vessel;

(xi) any Contract with a Third Party for the charter of any Parent Vessel, other than any (A) voyage charter or (B) time charter with a duration of 12 months or less;

(xii) each collective bargaining agreement or other Contract with a labor union to which Parent or any of its Subsidiaries is a party or otherwise bound;

(xiii) each Contract that provides for indemnification by Parent or any of its Subsidiaries to any Person other than a Contract entered into in the ordinary course of business or that is not material to any of Parent or its Subsidiaries;

(xiv) each Contract to which Parent or any of its Subsidiaries is a party or otherwise bound that contains a so-called “most favored nations” provision or similar provisions requiring Parent or its Affiliates to offer to a Person any terms or conditions that are at least as favorable as those offered to one or more other Persons; and

(xv) each Contract involving a standstill or similar obligation of Parent or any of its Subsidiaries.

(b) Parent has heretofore made available to the Oceanbulk Companies true and complete copies of the Parent Material Contracts as in effect as of the date hereof. Except for breaches, violations or defaults which would have a Parent Material Adverse Effect, (i) each of the Parent Material Contracts is valid, binding, enforceable and in full force and effect with respect to Parent and its Subsidiaries and, to the Knowledge of Parent, the other parties thereto, except to the extent that the enforceability thereof may be limited by the Equitable Exceptions and except for any Parent Material Contracts that have expired or been terminated after the date hereof in accordance with its terms, and none of Parent, its Subsidiaries, nor to the Knowledge of Parent any other party to a Parent Material Contract has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a breach or default under, or give rise to any right of cancellation or termination of or consent under, such Parent Material Contract, and (ii) none of Parent or its Subsidiaries has received written notice that it has breached, violated or defaulted under any Parent Material Contract.

SECTION 6.14. Tangible Personal Assets. Parent and its Subsidiaries, in the aggregate, have good and valid title to, or a valid interest in, all of their respective tangible personal assets, free and clear of all Liens, other than (i) Parent Permitted Liens or (ii) Liens that individually or in the aggregate, do not materially interfere with the ability of Parent or any of its Subsidiaries to conduct its business as currently conducted.

SECTION 6.15. Parent Vessels; Maritime Matters.

(a) Section 6.15(a) of the Parent Disclosure Letter contains a list of all vessels owned by Parent or any of its Subsidiaries (the “Parent Owned Vessels”) or chartered-in by Parent or any of its Subsidiaries pursuant to charter arrangements (the “Parent Leased Vessels”), including the name, registered owner, capacity (gross tonnage or deadweight tonnage, as specified therein), year built, classification society, official number, flag state, and whether such Parent Vessel is currently operating in the spot market or time chartered market, of each Parent Owned Vessel and Parent Leased Vessel. Each Parent Vessel is operated in compliance with all applicable Maritime Guidelines and Laws, except where such failure to be in compliance would not have a Parent Material Adverse Effect. Each of Parent and its Subsidiaries is qualified to own and operate the Parent Owned Vessels under applicable Laws, including the Laws of each Parent Owned Vessel’s flag state, except where such failure to be qualified would not have a Parent Material Adverse Effect. Each Parent Vessel is seaworthy and in good operating condition, has all national and international operating and trading certificates and endorsements, each of which is valid, that are required for the operation of such Parent Vessel in the trades and geographic areas in which it is operated, except where such failure to be qualified would not have a Parent Material Adverse Effect.

(b) Each Parent Vessel is classed by a classification society which is a member of the International Association of Classification Societies and is materially in class with all class and trading certificates valid through the date of this Agreement and, to the Knowledge of Parent, (i) no event has occurred and no condition exists that would cause such Parent Vessel’s class to be suspended or withdrawn, and (ii) is free of average damage affecting its class.

(c) With respect to each of the Parent Owned Vessels, one of Parent or its Subsidiaries, as applicable, is the sole owner of each such Parent Vessel and has good title to such Parent Vessel free and clear of all Liens other than Parent Permitted Liens.

(d) Prior to the date of this Agreement, Parent and its Subsidiaries have delivered and made available to the Sellers accurate, complete and correct copies of the most recent inspection reports relating to each Parent Vessel.

SECTION 6.16. Labor and Employment Matters. Parent has complied with all labor and employment Laws, including all labor and employment provisions included in the Maritime Guidelines, and those relating to wages, hours, workplace safety and health, immigration, individual and collective termination, discrimination and data privacy, except where failure to comply has not had or would not have a Parent Material Adverse Effect.

SECTION 6.17. Employee Benefits.

(a) Section 6.17(a) of the Parent Disclosure Letter includes a list of all Parent Benefit Plans. Parent has delivered or made available to the Sellers copies of each Parent Benefit Plan or, in the case of any unwritten Parent Benefit Plans, a summary thereof.

(b) Section 6.17(b) of the Parent Disclosure Letter includes a list of all executives of Parent and its Subsidiaries (e.g., chief executive officer, president, chief financial officer and chief operating officer, etc.) who perform substantially all of their personal services for Parent or any of its Subsidiaries pursuant to agreements to which Parent or any of its Subsidiaries is a party and the amount of wages earned by each such individual and their place of employment, in each case as of the date of this Agreement.

(c) Each Parent Benefit Plan has been administered in accordance with its terms and is in compliance with all applicable Laws, except for instances that would not have a Parent Material Adverse Effect.

(d) Except as would not have a Parent Material Adverse Effect, (i) each Parent Benefit Plan that is intended to qualify for favorable tax benefits under the Laws of any jurisdiction is so qualified, and (ii) to the Knowledge of Parent, no condition exists and no event has occurred that could reasonably be expected to result in the loss or revocation of such status. Except as would not have a Parent Material Adverse Effect, all benefits, contributions and premiums relating to each Parent Benefit Plan have been timely paid or made in accordance with the terms of such Parent Benefit Plan and the terms of all applicable Laws and any related agreement.

(e) None of Parent nor any of its Subsidiaries has, within the preceding six month period, ever maintained or contributed to, or had any obligation to contribute to any “employee benefit plan,” within the meaning of Section 3(3) ERISA, that is covered by ERISA.

(f) None of Parent nor any of its Subsidiaries has incurred, and no event has occurred and no condition or circumstance exists that could reasonably be expected to result in, any unsatisfied liability of Parent or any of its Subsidiaries under Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA arising in connection with any employee benefit plan covered or previously covered by Title IV of ERISA or such sections of the Code or ERISA.

(g) Except as set forth in Section 6.17(g) of the Parent Disclosure Letter the execution of, and performance of the Transactions will not (either alone or upon the occurrence of any additional or subsequent events) result in (i) any payment, compensation or benefits (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any current or former director, officer, employee, consultant or independent contractor or trigger the right of any current or former director, officer, employee, consultant or independent contractor to terminate any employment or contractual relationship Parent or any of its Subsidiaries, or (ii) the triggering or imposition of any restrictions or limitations on the right of Parent or any of its Subsidiaries to amend or terminate any Parent Benefit Plan.

SECTION 6.18. Environmental. Except for any matter that would not have a Parent Material Adverse Effect, (a) Parent and its Subsidiaries are and have been in compliance with all Environmental Laws, (b) Parent and its Subsidiaries possess and are and have been in compliance with all Governmental Authorizations required under Environmental Law for the conduct of their respective operations, (c) there are no actions pending against Parent or any of its Subsidiaries alleging a violation of or liability under any Environmental Law, (d) to the Knowledge of Parent, there are no currently known conditions that would reasonably be expected to result in any liability pursuant to any Environmental Law, and (e) Parent has provided all material documents in its possession related to compliance with or liability under Environmental Laws.

SECTION 6.19. Litigation. Except as set forth in Section 6.19 of the Parent Disclosure Letter, there is no Action pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries. No officer or director of Parent or any of its Subsidiaries is a defendant in any Action commenced by any stockholder of Parent or any of Parent’s Subsidiaries with respect to the performance of his duties as an officer or a director of Parent or any such Subsidiary under any applicable Law. There is no material unsatisfied judgment, penalty or award against Parent or any of Parent’s Subsidiaries. Neither Parent nor any of its Subsidiaries is subject to any Orders.

SECTION 6.20. Insurance. Parent and its Subsidiaries maintain (i) insurance policies and fidelity bonds covering Parent, its Subsidiaries or their respective businesses, properties, assets, directors, officers or employees and (ii) protection and indemnity, hull and machinery and war risks insurance policies and club entries covering the Parent Vessels in such amounts and types as are customary in the shipping industry (collectively, the “Parent Policies”). Section 6.20 of the Parent Disclosure Letter includes a list of all such Parent Policies. None of Parent or its Subsidiaries is in violation or breach of or default under any of its obligations under any such Parent Policy, except where such default would not have a Parent Material Adverse Effect. None of Parent or its Subsidiaries has received any written notice that any Parent Policy has been cancelled. There are no material claims individually or in the aggregate by Parent or any of its Subsidiaries pending under any of the Parent Policies as to which coverage has been questioned, denied or disputed by the underwriters of such Parent Policy, as applicable, in writing or in respect of which such underwriters have reserved their rights in writing.

SECTION 6.21. Takeover Statutes. Parent has taken all action required to be taken by it in order to exempt this Agreement, the Related Agreements, and the Transactions from the requirements of any Takeover Statute or similar provision contained in Parent’s articles of incorporation, bylaws or other governing organizational documents.

SECTION 6.22. Interested Party Transactions. Except as set forth in Section 6.22 of the Parent Disclosure Letter, any Parent Benefit Plan or any travel or expense reimbursement of officers or directors in the ordinary course, (a) there are no Contracts or arrangements between any of Parent or its Subsidiaries, on the one hand, and any current or former officer or director of Parent or its Subsidiaries or any of such officer’s or director’s immediate family members or any other Affiliates of Parent (other than Parent or its Subsidiaries), on the other hand (any such Contract or arrangement, a “Parent Interested Party Transaction”), and (b) neither Parent nor any Affiliate of Parent possesses, directly or indirectly, any material financial interest in, or is a director or officer of, any Person which is a material supplier, customer, lessor or lessee of Parent or its Subsidiaries.

SECTION 6.23. Certain Business Practices. None of Parent, its Subsidiaries nor (to the Knowledge of Parent), any director, officer, agent or employee of Parent or any of its Subsidiaries (a) used any funds for unlawful contributions, gifts, entertainment or other expenses relating to the business of Parent or its Subsidiaries, (b) made any bribe or kickback, illegal political contribution, unlawful payment from corporate funds which was incorrectly recorded on the books and records of Parent or any of its Subsidiaries, unlawful payment from corporate funds to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977 or other anti-corruption laws, in each case relating to the business of Parent or its Subsidiaries or (c) made any other unlawful payment relating to the business of Parent or its Subsidiaries.

SECTION 6.24. Borrowed Indebtedness and Cash. The aggregate outstanding Borrowed Indebtedness, and the aggregate cash and cash equivalents, of Parent and its Subsidiaries as of March 31, 2014 is set forth in Section 6.24 of the Parent Disclosure Letter.

SECTION 6.25. No Other Representations or Warranties. Parent has conducted its own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, condition (financial or otherwise) and prospects of the Oceanbulk Companies, which investigation, review and analysis was done by Parent and its Subsidiaries and representatives. In entering into this Agreement, Parent acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any representations or opinions (whether written or oral) of the Sellers, the Oceanbulk Companies or their respective Affiliates (except the specific representations made in Articles IV and V). Except for the representations and warranties contained in Article IV, Article V and in the certificate delivered by the Sellers’ Representative pursuant to Section 10.3(f), Parent acknowledges that (a) none of the Sellers, the Oceanbulk Companies or any other Person on behalf of the Sellers or Oceanbulk Companies makes any other representation or warranty, express or implied, written or oral, at law or in equity, with respect to the Sellers, the Oceanbulk Companies, or the business, operations, assets, liabilities, results of operations, condition (financial or otherwise) or prospects thereof, including with respect to (i) merchantability or fitness for any particular use or purpose, (ii) the operation of the Oceanbulk Companies or the business thereof by Parent after the Effective Time in any manner other than as used and operated by the Oceanbulk Companies or (iii) the probable success or profitability of the Oceanbulk Companies or the business thereof after the Effective Time and (b) except in the case of fraud, none of the Sellers, the Oceanbulk Companies or any other Person will have or be subject to any liability or indemnification obligation to Parent or any other Person resulting from the distribution to Parent or any other Person, or their use of, any information provided in connection with the Transactions, including any information, documents, projections, forecasts or other material made available to them in certain “data rooms” or management presentations or in any other form in expectation of, or in connection with, the Transactions.

ARTICLE VII

CONDUCT PENDING THE MERGER

SECTION 7.1. Operation of the Business.

(a) Except (A) as set forth in Section 7.1(b) of the Oceanbulk Disclosure Letter, (B) as expressly required by this Agreement, or (C) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed; provided, that Parent shall respond as soon as reasonably practicable in the manner set forth in the last sentence of this Section 7.1 and shall be deemed to have consented if it does not respond within five (5) Business Days following receipt of an Oceanbulk Holdco’s written request for such response), from the date hereof until the Effective Time, each of the Oceanbulk Holdcos shall, and shall cause each of the other Oceanbulk Companies to, carry on its business in the ordinary course and in a manner consistent with past practice and to use its commercially reasonable efforts to (i) preserve intact its present business organization, goodwill and material assets, (ii) maintain in effect all Governmental Authorizations required to carry on its business as now conducted, (iii) keep available the services of its present officers and other employees (provided that they shall not be obligated to increase the compensation of, or make any other payments or grant any concessions to, such officers and employees), and (iv) preserve its present relationships with customers, suppliers and other Persons with which it has a business relationship (provided, that they shall not be obligated to make any payments or grant any concessions to such Persons other than payments in the ordinary course consistent with past practice).

(b) Without limiting the generality of Section 7.1(a) or of Section 7.2 below, except (A) as set forth in Section 7.1(b) of the Oceanbulk Disclosure Letter or Section 7.1(b) of the Parent Disclosure Letter, as applicable, (B) as expressly required by this Agreement, or (C) with the prior written consent of Parent (in the case of the Oceanbulk Holdcos) or the Sellers’ Representative (in the case of Parent) (in each case, such consent not to be unreasonably withheld, conditioned or delayed; provided, that each party shall respond as soon as reasonably practicable in the manner set forth in the last sentence of this Section 7.1 and shall be deemed to have consented if it does not respond within five (5) Business Days following receipt of such other party’s written request for such response), from the date hereof until the Effective Time, each of the Oceanbulk Holdcos and Parent shall not, and they shall cause the other Oceanbulk Companies and their Subsidiaries, respectively, not to, do any of the following:

(i) amend its certificate of formation, limited liability company agreement, articles of incorporation, bylaws or other comparable charter or organizational documents (whether by merger, consolidation or otherwise);

(ii) (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or otherwise) in respect of, any of its equity or equity-linked securities, other than from a wholly-owned Subsidiary to its parent, (B) split, combine or reclassify any of its equity or equity-linked securities, (C) issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, any of its equity or equity-linked securities, (D) purchase, redeem or otherwise acquire any of its equity or equity-linked securities, or (E) take any action that would result in any material amendment, modification or change of any term of, or material default under, any Indebtedness of any Oceanbulk Company, Parent or its Subsidiaries, as applicable;

(iii) (A) issue, deliver, sell, grant, pledge, transfer, subject to any Lien or otherwise encumber or dispose of, any of its equity or equity-linked securities, or (B) amend any term of any of its equity or equity-linked securities (in each case, whether by merger, consolidation or otherwise);

(iv) accelerate or delay (A) the payment of any accounts payable or other liability or (B) the collection of notes or accounts receivable, in each case, other than in the ordinary course of business consistent with past practice;

(v) incur more than $1,000,000 of capital expenditures, in the aggregate (other than capital expenditures constituting extras under a Material Contract or a Parent Material Contract, as applicable, for Newbuildings);

(vi) acquire or commit to acquire (A) all or any substantial portion of a business or Person or division thereof (whether by purchase of stock, purchase of assets, merger, consolidation, or otherwise), or (B) any assets or properties involving a price in excess of $1,000,000 in the aggregate;

(vii) enter into any contract that, if in existence on the date hereof, would be a Material Contract or a Parent Material Contract, or materially amend, modify, extend or terminate any Material Contract or Parent Material Contract, as applicable, or any Interested Party Transaction or Parent Interested Party Transaction, as applicable (other than renewals of any Material Contracts or Parent Material Contracts, as applicable, in the ordinary course of business, the expiration of any such Contract in accordance with its terms, and the termination of any such Contract in connection with any breach by the applicable counterparty);

(viii) sell, lease, license, pledge, transfer, subject to any Lien or otherwise dispose of, any of its assets or properties except (A) sales of used equipment in the ordinary course of business consistent with past practice, (B) Permitted Liens or Parent Permitted Liens, as applicable, incurred in the ordinary course of business consistent with past practice;

(ix) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of any Oceanbulk Company or of Parent or its Subsidiaries, as applicable, or enter into any agreement with respect to the voting of its capital stock or other securities held by any Oceanbulk Company or by Parent or any of its Subsidiaries, as applicable;

(x) (A) grant to any current or former director, officer, employee or consultant any increase or enhancement in compensation, bonus or other benefits, (B) grant to any current or former director or executive officer or employee any right to receive severance, change in control, retention or termination pay or benefits or any increase in severance, change of control or termination pay or benefits, except to the extent required under applicable Law or existing Oceanbulk Benefit Plans or Parent Benefits Plans, as applicable, or existing policy, or (C) adopt, enter into or amend or commit to adopt, enter into or amend any Oceanbulk Benefit Plan or Parent Benefit Plan, as applicable, except for amendments as required under applicable Law or pursuant to the terms of such plan;

(xi) except as required by GAAP or Regulation S-X under the 1934 Act, make any change in any method of accounting principles, method or practices;

(xii) (A) incur or issue any Indebtedness (other than accrual of interest and drawdowns under Material Contracts or Parent Material Contracts, as applicable, existing as of the date hereof), (B) make any loans, advances or capital contributions to, or investments in, any other Person (other than pursuant to Material Contracts (excluding any Contracts relating to Heron) or Parent Material Contracts, as applicable, existing as of the date hereof), or (C) repay or satisfy any Indebtedness other than repayment of Indebtedness in accordance with the terms thereof;

(xiii) change any method of Tax accounting, make or change any material Tax election, file any material amended return, settle or compromise any material Tax liability, fail to complete and file, consistent with past practice, all Tax Returns required to be filed by any Oceanbulk Company or Parent or any of its Subsidiaries, as applicable, fail to pay all amounts shown due on such Tax Returns, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of material Taxes, enter into any closing agreement with respect to any material Tax, surrender any right to claim a material Tax refund, offset or otherwise reduce Tax liability or take into account on any Tax Return required to be filed prior to the Closing any adjustment or benefit arising from the Transactions;

(xiv) institute, settle, or agree to settle any action, suit, litigation, investigation or proceeding pending or threatened before any arbitrator, court or other Governmental Authority, in each case in excess of $300,000 or that imposes material injunctive or other non-monetary relief (other than in connection with any undertaking or proposed settlement disclosed in Section 6.19 of the Parent Disclosure Letter);

(xv) disclose, or consent to the disclosure of, any of its trade secrets or other proprietary information, other than in the ordinary course of business consistent with past practice and pursuant to an appropriate non-disclosure agreement;

(xvi) waive, release or assign any claims or rights having a value of $300,000 individually or $1,000,000 in the aggregate (other than in connection with any undertaking or proposed settlement disclosed in Section 6.19 of the Parent Disclosure Letter);

(xvii) fail to use commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by any Oceanbulk Company or by Parent or its Subsidiaries, as applicable, including directors’ and officers’ insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums or less are in full force and effect; provided that none of the Oceanbulk Companies, Parent or its Subsidiaries shall obtain or renew any insurance (or reinsurance) policy for a term exceeding twelve (12) months;

(xviii) directly or indirectly (A) purchase or construct any vessel or enter into any Contract for the purchase or construction of any vessel, (B) sell or otherwise dispose of any Vessel or Parent Vessel, as applicable, or enter into any contract for the sale or disposal of any Vessel or Parent Vessel, as applicable, (C) enter into any contract for the bareboat or time charter-out of any Vessel or Parent Vessel, as applicable (including any Vessel or Parent Vessel owned or chartered-in by any Oceanbulk Company or by Parent or any of its Subsidiaries, as applicable), (D) defer scheduled maintenance of any Vessel or Parent Vessel, as applicable, or (E) depart from any normal drydock and maintenance practices or discontinue replacement of spares in operating the Vessels or Parent Vessels, as applicable, provided, that none of the Oceanbulk Companies, Parent or any of its Subsidiaries will enter into any contract for the drydocking or repair of any Vessel or Parent Vessel, as applicable, where the estimated cost thereof is in excess of $1,000,000 unless, in the case of this clause (E), such work is set forth in Section 7.1(b) of the Oceanbulk Disclosure Letter (in respect of the Vessels) or Section 7.1(b) of the Parent Disclosure Letter (in respect of the Parent Vessels), or cannot prudently be deferred and is required to preserve the safety and seaworthiness of such Vessel or Parent Vessel, as applicable; or

(xix) authorize or enter into a Contract or arrangement to take any of the actions described in clauses (i) through (xviii) of this Section 7.1(b).

If any party desires to take an action which would be prohibited pursuant to this Section 7.1 or Section 7.2 without the written consent of any other party, prior to taking such action such party may request such written consent by sending an e-mail to all of the individuals set forth in Section 7.1 of the Parent Disclosure Letter (in the case of the Oceanbulk Holdcos) or Section 7.1 of the Oceanbulk Disclosure Letter (in the case of Parent). Any of the individuals set forth in Section 7.1 of the Parent Disclosure Letter may grant consent on behalf of Parent and any of the individuals set forth in Section 7.1 of the Oceanbulk Disclosure Letter may grant consent on behalf of the Sellers’ Representative to the taking of any action that would otherwise be prohibited pursuant to this Section 7.1 or Section 7.2 by e-mail or such other notice that complies with the provisions of Section 12.2.

SECTION 7.2. Operation of Parent’s Business. Except (A) as set forth in Section 7.1(b) of the Parent Disclosure Letter, (B) as expressly required by this Agreement, or (C) with the prior written consent of the Sellers’ Representative (which consent shall not be unreasonably withheld, conditioned or delayed; provided, that the Sellers’ Representative shall respond as soon as reasonably practicable in the manner set forth in the last sentence of Section 7.1 and shall be deemed to have consented if it does not respond within five (5) Business Days following receipt of Parent’s written request for such response), from the date hereof until the Effective Time, Parent shall, and shall cause each of its Subsidiaries to, carry on its business in the ordinary course and in a manner consistent with past practice and to use its commercially reasonable efforts to (i) preserve intact its present business organization, goodwill and material assets, (ii) maintain in effect all Governmental Authorizations required to carry on its business as now conducted, (iii) keep available the services of its present officers and other employees (provided that Parent shall not be obligated to increase the compensation of, or make any other payments or grant any concessions to, such officers and employees), and (iv) preserve its present relationships with customers, suppliers and other Persons with which it has a business relationship (provided, that they shall not be obligated to make any payments or grant any concessions to such Persons other than payments in the ordinary course consistent with past practice).

SECTION 7.3. Transfer of Oaktree Units and Pappas Units. Until the termination of this Agreement in accordance with Article XI hereof or except as otherwise contemplated by this Agreement, none of the Sellers shall sell, dispose of or otherwise transfer, directly or indirectly, any Oaktree Units or Pappas Units.

SECTION 7.4. Access to Information. After the date hereof until the Effective Time and subject to applicable Law and the Confidentiality Agreement, dated as of February 3, 2014, among Parent, Oceanbulk Shipping and Oceanbulk Carriers (the “Confidentiality Agreement”), the Oceanbulk Holdcos and Parent shall (i) give each other and their respective counsel, financial advisors, auditors and other authorized representatives, upon reasonable notice, reasonable access to the offices, properties, books and records of Parent, its Subsidiaries, Merger Subs and the Oceanbulk Companies, as applicable; provided, however, that any such access shall be conducted during normal business hours in a manner not to interfere with the businesses or operations of the Oceanbulk Companies or Parent, as applicable, and without the prior written consent of the other applicable party, none of Parent, the Sellers, the Oceanbulk Holdcos nor any of their Affiliates will contact any employee, customer, landlord, supplier, distributor or other material business relation of the other party or its Subsidiaries (in each case, in their capacity as such) prior to the Effective Time (other than contacts in the ordinary course of business unrelated to the Transactions), (ii) furnish to each other and their respective counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such Persons may reasonably request, and (iii) instruct the employees, counsel, financial advisors, auditors and other authorized representatives of Parent, its Subsidiaries, Merger Subs, the Oceanbulk Holdcos and the Oceanbulk Companies, as applicable, to cooperate with Parent and the Oceanbulk Holdcos in the matters described in clauses (i) and (ii) above. Notwithstanding anything to the contrary in this Agreement, no party shall be required to provide such access or disclose any information if doing so is reasonably likely to (A) result in a waiver of attorney-client privilege, work product doctrine or similar privilege or (B) violate any Contract to which it is a party to which it is subject or applicable Law.

SECTION 7.5. RESERVED.

SECTION 7.6. No Solicitation.

(a) General Prohibitions. Except as expressly permitted pursuant to Section 7.6(b), from and after the date hereof and prior to the earlier of the termination of this Agreement in accordance with Section 11.1 and the

Effective Time, Parent shall not (and Parent shall (i) cause its Subsidiaries not to and (ii) not authorize or permit and shall instruct and use its reasonable best efforts to cause its and any of its or its Subsidiaries’ Representatives not to), directly or indirectly, (i) solicit, initiate or knowingly take any action to facilitate or encourage or assist any inquiries or the making of any proposal or offer that constitutes or may reasonably be expected to lead to the submission of any Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, or furnish any information relating to Parent or any of its Subsidiaries or afford access to the business, properties, assets, personnel, books or records of Parent or any of its Subsidiaries to any Third Party with respect to inquiries regarding, or the making of, an Acquisition Proposal, (iii) fail to make, qualify, withdraw, or modify or amend in a manner adverse to the Sellers the Special Committee Recommendation or the Parent Board Recommendation (or recommend an Acquisition Proposal), or publicly propose to do any of the foregoing (any of the foregoing in this clause (iii), an “Adverse Recommendation Change”), (iv) approve, endorse, recommend or enter into (or agree or publicly propose to do any of the foregoing) any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to an Acquisition Proposal (other than a confidentiality agreement with a Third Party to whom Parent is permitted to provide information in accordance with Section 7.6(b)(i)) (a “Parent Acquisition Agreement”) or (v) grant any waiver, amendment or release under any standstill or confidentiality agreement or any Takeover Statute or similar provision contained in Parent’s articles of incorporation, bylaws or other governing documents. Parent shall (and Parent shall (i) cause its Subsidiaries to and (ii) instruct and use reasonable best efforts to cause its and any of its Subsidiaries’ Representatives to) cease immediately and cause to be terminated any and all existing activities, solicitations, encouragements, discussions or negotiations, if any, with any Third Party and its Representatives and its financing sources conducted prior to the date hereof with respect to any Acquisition Proposal or efforts to obtain an Acquisition Proposal, and shall also request such Third Party to promptly return or destroy all confidential information concerning Parent and its Subsidiaries prior to the date hereof. Parent hereby confirms that it is not currently in negotiations or discussions with any Third Party which would reasonably be expected to lead to the making of an Acquisition Proposal.

(b) Exceptions.

(i) Prior to (but not at any time from or after) obtaining the Transactions Approval, if Parent receives a bona fide, written Acquisition Proposal from a Third Party after the date hereof (that has not been withdrawn) that did not result from a breach or violation of the provisions of Section 7.6(a) and, prior to taking any action described in clauses (A) and (B) below, (x) the Special Committee determines in good faith, after consultation with outside legal counsel that (1) based on the information then available and after consultation with its financial advisors of nationally recognized reputation, such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal and (2) the failure to take such action is reasonably likely to result in a breach of its fiduciary duties to its stockholders under applicable Law and (y) Parent shall have complied with Section 7.6(c), then Parent may, in response to such Acquisition Proposal, directly or indirectly through its Representatives, (A) engage in negotiations or discussions with such Third Party and its Representatives or financing sources with respect to such Acquisition Proposal and (B) thereafter furnish to such Third Party or its Representatives or financing sources non-public information relating to Parent or any of its Subsidiaries pursuant to a confidentiality agreement (a copy of which shall be promptly (and in any event within twenty-four (24) hours) provided for informational purposes only to the Sellers’ Representative) with such Third Party with terms no less favorable to Parent than those contained in the Confidentiality Agreement and containing additional provisions that expressly permit Parent to comply with the terms of this Section 7.6; provided that all such information provided or made available to such Third Party (to the extent that such information has not been previously provided or made available to the Sellers’ Representative) is provided or made available to the Sellers’ Representative, as the case may be, prior to or substantially concurrently with the time it is provided or made available to such Third Party.

(ii) At any time prior to obtaining the Transactions Approval, if a material fact, event, change, development, or set of circumstances (other than an Acquisition Proposal) affecting the business, assets or operations of Parent and occurring or arising after the date of this Agreement that was not known or reasonably foreseeable by Parent, the Special Committee or the Parent Board as of or prior to the date of this Agreement (such material fact, event, change development or set of circumstances affecting the business, assets or operations of Parent, an “Intervening Event”), becomes known to the Special Committee (provided that no fact, event, change, development or set of circumstances shall constitute an Intervening Event if such fact, event, change, development or set of circumstances (i) affects the dry bulk shipping industry generally or (ii) resulted from or arose out of the announcement, pendency or consummation of the Transactions or the compliance by Parent with its covenants and agreements hereunder, including under Sections 7.1 and 7.2) and (x) the Special Committee or the Parent Board determines in good faith, after consultation with outside legal counsel and its financial advisors of nationally recognized reputation, that in light of such Intervening Event, the failure of the Special Committee or the Parent Board, as applicable, to effect an Adverse Recommendation Change is reasonably likely to result in a breach of its fiduciary duties to Parent’s stockholders under applicable Law, the Special Committee or the Parent Board, as applicable, may make an Adverse Recommendation Change; provided, however, that the Special Committee and the Parent Board shall not be entitled to exercise their respective rights to make an Adverse Recommendation Change pursuant to this Section 7.6(b)(ii) unless Parent has (A) provided to the Sellers’ Representative at least three (3) calendar days’ prior written notice (the “Notice Period”) advising the Sellers’ Representative that the Special Committee or the Parent Board intends to take such action and specifying the facts underlying the Special Committee or the Parent Board’s determination that an Intervening Event has occurred, and the reasons for the Adverse Recommendation Change, in reasonable detail, (B) during the Notice Period, if requested (orally or in writing) by the Sellers’ Representative, engaged in good faith negotiations with the Sellers’ Representative to amend this Agreement in such a manner that obviates the need for an Adverse Recommendation Change as a result of the Intervening Event and (C) following the Notice Period, the Special Committee shall have considered in good faith any proposed amendments to this Agreement and the Related Agreements and determined in good faith, after consultation with its outside legal counsel and financial advisors of nationally recognized reputation, taking into account any changes to this Agreement or the Related Agreements made or proposed in writing by the Sellers’ Representative, that such changes would not obviate the need for an Adverse Recommendation Change in response to such Intervening Event.

(iii) Prior to (but not at any time from or after) obtaining the Transactions Approval, the Special Committee may, following receipt of and on account of a Superior Proposal, make an Adverse Recommendation Change in connection with such Superior Proposal, if such Superior Proposal did not result from a breach or violation of the provisions of Section 7.6 and the Special Committee determines in good faith, after consultation with outside legal counsel and financial advisors of nationally recognized reputation, that in light of such Superior Proposal, the failure of the Special Committee to take such action is reasonably likely to result in a breach of its fiduciary duties to its stockholders under applicable Law; provided, however, the Special Committee shall not be entitled to effect an Adverse Recommendation Change in connection with a Superior Proposal unless (A) the Special Committee promptly notifies the Sellers’ Representative, in writing within the Notice Period before making an Adverse Recommendation Change, of its intention to take such action with respect to such Superior Proposal, which notice shall state expressly that Parent has received an Acquisition Proposal that the Special Committee has determined to be a Superior Proposal and that the Special Committee intends to make an Adverse Recommendation Change; (B) the Special Committee attaches to such notice the most current version of the proposed transaction agreements and the identity of the Third Party making such Superior Proposal; (C) during the Notice Period, if requested (orally or in writing) by the Sellers’ Representative, the Special Committee has, and has directed its Representatives to, engaged in negotiations with the Sellers’ Representative in good faith to amend this Agreement or any Related Agreement in such a manner that such Superior Proposal ceases to constitute a Superior Proposal; and (D) following the Notice Period, the Special Committee shall have considered in good faith any proposed amendments to this Agreement and any Related Agreement and determined in good faith, after consultation with its outside legal counsel and financial advisors of nationally recognized reputation, taking into account any changes to this Agreement or any Related Agreement made or proposed in writing by the Sellers’ Representative, that such Superior Proposal continues to constitute a Superior Proposal; provided, however that with respect to any applicable Superior Proposal, any amendment to the financial terms or any other material amendment to a term of such Superior Proposal shall require a new written notice by the Special Committee and a new Notice Period, and no such Adverse Recommendation Change in connection with such Superior Proposal may be made during any Notice Period.

(iv) In addition, nothing contained herein shall prevent the Special Committee or the Parent Board from (i) complying with Rule 14e-2(a) under the 1934 Act with regard to an Acquisition Proposal so long as any action taken or statement made to so comply is consistent with this Section 7.6; provided, that any such action taken or statement made that is not an express rejection of an Acquisition Proposal or an express reaffirmation of the Special Committee Recommendation and Parent Board Recommendation shall be deemed an Adverse Recommendation Change, or (ii) issuing a “stop, look and listen” disclosure or similar communication pursuant to Rule 14d-9(f) under the 1934 Act (which it is agreed shall not constitute an Adverse Recommendation Change).

(c) Required Notices. Parent and the Parent Board shall not take any of the actions referred to in Section 7.6(b) unless Parent shall have first complied with the applicable requirements of this Section 7.6(c). Parent shall notify the Sellers’ Representative promptly (but in no event later than 24 hours) after receipt by Parent (or any of its Representatives) of any Acquisition Proposal or of any inquiries or other communication regarding the making of an Acquisition Proposal, including the material terms and conditions thereof and providing a copy, if applicable, of any written requests, proposals or offers, including proposed agreements, and the identity of the Person making (or inquiry or communications about) such Acquisition Proposal and its proposed financing sources, and shall keep the Sellers’ Representative reasonably informed on a prompt basis (but in any event no later than 24 hours) as to the status (including changes or proposed changes to the material terms) of such Acquisition Proposal (whether made before or after the date hereof). Parent shall also notify the Sellers’ Representative promptly (but in no event later than 24 hours) after receipt by Parent of any request for non-public information relating to Parent or any of its Subsidiaries or for access to the business, properties, assets, personnel, books or records of Parent or any of its Subsidiaries by any Third Party that has informed Parent that it is considering making, or has made, an Acquisition Proposal. Parent shall also notify the Sellers promptly of Parent’s intention to take the actions set forth in clauses (A) or (B) of Section 7.6(b)(i). Parent agrees that it and its Subsidiaries will not enter into any confidentiality agreement with any Third Party subsequent to the date hereof which prohibits Parent from providing any information to the Sellers in accordance with this Section 7.6(c).

(d) Definition of Superior Proposal. For purposes of this Agreement, “Superior Proposal” means a bona fide, unsolicited written Acquisition Proposal (provided that, for the purposes of this definition, references to “15%” in the definition of Acquisition Proposal shall be deemed replaced with references to “50%”) that is not preceded by a breach by Parent of this Section 7.6 and is not otherwise received in violation of this Section 7.6 and that (i) is not subject to any financing condition and for which financing has been fully committed or is on hand or the Special Committee determines in good faith after considering the advice of its financial advisor of nationally recognized reputation is reasonably probable to be fully financed, (ii) the Special Committee has determined in good faith, after considering the advice of its outside counsel and its financial advisors of nationally recognized reputation, is reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial, regulatory and other aspects of the proposal and the identity of the Person making the Acquisition Proposal, and (iii) the Special Committee has determined in good faith, after considering the advice of its outside legal counsel and financial advisors of nationally recognized reputation, would result in a transaction more favorable, from a financial point of view, after taking into consideration, among other things, all of the terms, conditions, impacts and all legal, financial, regulatory, fiduciary and other aspects of such Acquisition Proposal and this Agreement, including financing, regulatory approvals, stockholder litigation, termination fees, expense reimbursement provisions and the expected timing and risk and likelihood of consummation and other events or circumstances beyond the control of the party invoking the condition, to the Parent’s stockholders (other than the Sellers and their Affiliates) than the Merger provided hereunder (after taking into account and giving effect to any adjustments or amendment to this Agreement proposed by the Sellers’ Representative).

(e) Parent acknowledges and agrees that any violation of the restrictions set forth in this Section 7.6 by any Subsidiary or Representative of Parent or its Subsidiaries (other than the Pappas Seller or any of their respective Affiliates) shall be deemed to be a breach of this Section 7.6 by Parent.

SECTION 7.7. Litigation.

(a) Parent shall promptly advise the Sellers’ Representative of any Action commenced or, to the Knowledge of Parent, threatened against or involving Parent, any of its Subsidiaries or any of its officers or directors, or the Special Committee, relating to this Agreement or the Related Agreements or the Transactions and shall keep the Sellers’ Representative informed and consult with the Sellers’ Representative regarding the status of such Action on an ongoing basis. Parent shall, and shall cause its Subsidiaries to, cooperate with and give the Sellers’ Representative the opportunity to consult with respect to the defense or settlement of any such Action, and shall not agree to any settlement without the prior written consent of the Sellers’ Representative.

(b) The Sellers’ Representative shall promptly advise Parent of any Action commenced or, to the Knowledge of Oceanbulk, threatened against or involving any of the Sellers or any of the Oceanbulk Holdcos or any of their respective officers or directors, relating to this Agreement or the Related Agreements or the Transactions and shall keep Parent informed and consult with Parent regarding the status of the Action on an ongoing basis. Each of the Sellers (including the Sellers’ Representative) and Oceanbulk Holdcos shall cooperate with and give Parent the opportunity to consult with respect to the defense or settlement of any such Action, and shall not agree to any settlement without the prior written consent of Parent.

SECTION 7.8. Parent Management.

Upon the Closing, the management of Parent shall consist of the individuals (and their corresponding offices) set forth on Exhibit G-1 hereto; provided, however that (a) Parent shall not be obligated to appoint the persons set forth on Exhibit G-2 hereto (each, an “Oceanbulk Management Member”) to the offices set forth on Exhibit G-2 hereto unless each such individual agrees to enter into an employment agreement prior to the Closing Date in a form reasonably acceptable to Parent and such individual and consistent with the terms set forth on Exhibit G-3 that are applicable to such individual, and (b) if any individual on Exhibit G-1 or Exhibit G-2 hereto is unable or unwilling to serve, the Special Committee and the Sellers shall appoint a mutually acceptable initial replacement for such office as of the Closing Date.

ARTICLE VIII COVENANTS OF PARENT AND THE SELLERS

SECTION 8.1. Obligations of Merger Subs. Parent shall take all action necessary to cause each Merger Sub to perform its respective obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement and shall be liable for any breach of this Agreement by either Merger Sub. Without limiting the generality of the preceding sentence, Parent shall make an election under Treasury Regulation section 301.7701-3 to treat each Merger Sub as a disregarded entity for United States federal income tax purposes, effective as of the date of formation, and neither Parent nor Merger Subs shall take any action, or fail to take any action, that would cause either Merger Sub to be treated as a corporation for United States federal income Tax purposes.

SECTION 8.2. Voting of Shares.

(a) Each of the Sellers shall (and each shall cause their applicable Affiliates who own shares of Parent Common Stock to) vote all shares of Parent Common Stock owned beneficially or of record by it or its Affiliates in favor of the Transactions Approval in the same proportion as the number of shares of Parent Common Stock that are voted in favor of the Transactions Approval by Unaffiliated Stockholders (as defined below) at the Parent

Stockholders Meeting, or any postponement or adjournment thereof, bears to the total number of shares of Parent Common Stock that are voted with respect to the Transactions Approval by Unaffiliated Stockholders at the Parent Stockholders Meeting, or any postponement or adjournment thereof. “Unaffiliated Stockholders” means all stockholders of Parent other than the Sellers and their respective Affiliates.

(b) Prior to the Effective Time or the earlier termination of this Agreement in accordance with Section 11.1, none of the Sellers shall (and each shall cause their respective Affiliates not to) vote any of the shares of Parent Common Stock owned beneficially or of record by it or its Affiliates in favor of the removal of any director of Parent or in favor of the election of any director not approved by the Special Committee.

SECTION 8.3. Dissolution and Winding Up of Heron.

(a) Winding Up Activities. From and after the Closing, the Sellers’ Representative shall assume and control the dissolution, liquidation and winding up of Heron (the “Winding Up Activities”), and, except as expressly contemplated by this Section 8.3, Parent shall not, and shall cause its Subsidiaries not to, enter into or amend any shareholders agreement or similar organizational document of Heron, convert any loans to Heron into equity of Heron, or cause or permit Heron to make any distributions, sell any assets, incur any additional Indebtedness or other liabilities or take any other action (or agree to take any action) with respect to Heron without the prior written consent of the Sellers’ Representative. Without limiting the foregoing, the Winding Up Activities shall include:

(i) the distribution of (A) all of the Heron OBS Vessels to Parent or a Subsidiary thereof, free of cargo, pursuant to the terms customarily set forth in the Norwegian Shipbrokers’ Association’s Memorandum of Agreement for sale and purchase of ships (but subject to Liens in connection with the Heron OBS Vessel Financing), (B) all of the Heron ABY Vessels to ABY or its designee or, and (C) all of the remaining Heron Distributable Cash as of the time of such distribution to ABY and Parent in such proportion as ABY and Sellers’ Representative mutually agree (collectively, the “Core Vessel Distribution”); provided, however, that in the event of the loss of a Heron OBS Vessel or Heron ABY Vessel prior to distribution thereof, no distribution of such vessel shall be required and subsections (A) or (B) of this clause (i), as applicable, shall be deemed satisfied with respect to such lost vessel;

(ii) the distribution of other Heron Distributable Cash held by Heron from time to time to ABY and Parent in such proportion as ABY and Sellers’ Representative mutually agree;

(iii) either (A) obtaining consent from CIT under the Heron Facility Agreement to the assumption (by way of refinancing) of the portion of the Indebtedness thereunder attributable to the Heron OBS Vessels by Parent or a Subsidiary thereof and negotiating definitive agreements with respect thereto or (B) obtaining alternative debt financing for the Heron OBS Vessels (the debt financing contemplated by clauses (A) or (B), the “Heron OBS Vessel Financing”), in each case after obtaining Parent’s prior written consent; provided, that the Sellers’ Representative shall reasonably consult with Parent in connection with the Heron OBS Vessel Financing, and Parent shall not unreasonably withhold, delay or condition its consent if (1) the terms and conditions of such Heron OBS Vessel Financing (other than the principal amount thereof) shall not be on less favorable terms in the aggregate to the borrower than the terms and conditions of the Heron Facility Agreement that are applicable to the Heron OBS Vessels as of the date hereof, (2) the aggregate principal amount of the Heron OBS Vessel Financing does not exceed 70% of the Market Value (as defined in the Heron Facility Agreement) of the Heron OBS Vessels as of the date of such Heron OBS Vessel Financing, and (3) the Heron OBS Vessel Financing is consummated substantially concurrently with the Core Vessel Distribution;

(iv) in connection with consummating the Heron OBS Vessel Financing, obtaining the release of any guarantee, indemnification or similar commitment of any Oceanbulk Company (including the termination or release of Oceanbulk Shipping’s obligations under the Heron Guarantee, and any and all financing statements perfecting a security interest on any assets of any Oceanbulk Company) given with respect to the Heron Loan

Agreements, in each case, for the avoidance of doubt, other than any guarantee, indemnification or similar commitment in connection with the Heron OBS Vessel Financing (the “Heron Guarantee Release”);

(v) the sale of all of the Heron Non-Core Vessels (each, a “Non-Core Vessel Sale”); provided, that Parent shall be entitled to participate in any auction of the Non-Core Vessels without the prior written consent of the Sellers’ Representative; provided, further, however, that in the event of the loss of a Heron Non-Core Vessel prior to delivery thereof, no sale of such vessel shall be required and this clause (v) shall be deemed satisfied with respect to such lost vessel; and

(vi) so long as the Heron JV Commitments have been satisfied and Heron has no other debts or liabilities (including pursuant to the Heron Facility Agreement), the distribution of any remaining cash of Heron, the liquidation of any other assets of Heron and the termination of Heron, in each case subject to the requirements of applicable Laws (the “Final Heron Liquidation”);

provided, however, that notwithstanding anything herein to the contrary, except as set forth in Section 8.3(a) of the Oceanbulk Disclosure Letter, after the date hereof the Sellers’ Representative shall not enter into or amend any shareholders agreement or similar organizational document of Heron, convert any loans to Heron into equity of Heron, or cause or permit Heron to call for or accept any capital contributions or make any distributions, sell any Heron OBS Vessels, or incur any Indebtedness or other liabilities or agree to take any of the foregoing actions, without the prior written consent of the Special Committee (on behalf of Parent), which consent shall not be unreasonably withheld, conditioned or delayed, other than (A) any Non-Core Vessel Sale, and the use of the proceeds of any such Non-Core Vessel Sale to repay any Indebtedness owing to CIT under the Heron Facility Agreement, (B) the Core Vessel Distribution, and (C) the distribution of Heron Distributable Cash in accordance with the terms herein, subject in the case of each of (A), (B) and (C) to any necessary consents of CIT under the Heron Facility Agreement and/or ABY.

(b) Parent Cooperation. Parent shall, and shall cause its Subsidiaries and their respective officers and employees to, and shall use its commercially reasonable efforts to cause their respective advisors and representatives to, take or cause to be taken all actions, and do or cause to be done all things, as the Sellers’ Representative may reasonably request in connection with the Winding Up Activities.

(c) Non-Core Heron Distributable Cash. At any time or from time to time after the Closing, no later than five (5) Business Days following the receipt of Heron Distributable Cash other than in connection with the Core Vessel Distribution, Parent shall pay, or cause to be paid, to the Sellers, pro rata based on their respective Pro Rata Percentages, by wire transfer of immediately available funds to the account(s) designated by the Sellers, an amount equal to (i) the Heron Distributable Cash received by Parent less (ii) the portion of such Heron Distributable Cash (if any) arising from (A) revenues from the Heron OBS Vessels following the Closing, or (B) in the event of a loss of a Heron OBS Vessel, the net insurance proceeds (if any) resulting therefrom, after repayment of the applicable portion of the Heron Facility Agreement, in each case as reasonably determined by Parent and the Sellers’ Representative, and less (iii) the Heron Liquidation Reimbursement Amount (if any); provided, that prior to the Core Vessel Distribution, Parent shall not be required to cause the distribution of any Heron Distributable Cash to the extent (if any) that, after giving effect to such distribution, the Heron Net Indebtedness would be greater than the Heron Target Net Indebtedness.

(d) Core Vessel Distribution.

(i) At least five (5) Business Days prior to the consummation of the Core Vessel Distribution, the Sellers’ Representative shall deliver to Parent a statement (the “Statement”) of its calculation of the Heron Net Indebtedness as of the anticipated date of the Core Vessel Distribution.

(ii) The Statement shall become final and binding upon the parties on the tenth (10th) Business Day after the consummation of the Core Vessel Distribution, unless Parent delivers written notice of its disagreement with the Statement (a “Notice of Disagreement”) to the Sellers’ Representative prior to such date, together with reasonable detail concerning the nature of any disagreement so asserted. If a Notice of Disagreement is received by the Sellers’ Representative in a timely manner, then Parent and the Sellers’ Representative shall follow the process set forth on Exhibit H.

(iii) Within five (5) Business Days after the Heron Net Indebtedness is finally agreed or determined in accordance with Section 8.3(d)(ii) (including, if applicable, Exhibit H) (the “Final Heron Net Indebtedness”):

(A) If the Final Heron Net Indebtedness is less than the Heron Target Net Indebtedness, Parent shall pay to the Sellers, pro rata based on their respective Pro Rata Percentages, by wire transfer of immediately available funds to the accounts designated by the Sellers, an amount equal to such shortfall.

(B) If the Final Heron Net Indebtedness is greater than the Target Net Indebtedness, the Sellers, severally pro rata based on their respective Pro Rata Percentages, shall pay to Parent, by wire transfer of immediately available funds to the account designated by Parent, an amount equal to such excess.

(e) In connection with any distribution by Heron of the Heron ABY Vessels and the Heron OBS Vessels after the Closing, (i) if any amounts are paid from ABY (or its designee) to Oceanbulk Shipping, Parent shall promptly pay such amounts to the Sellers, pro rata based on their respective Pro Rata Percentages, by wire transfer of immediately available funds to the accounts designated by the Sellers, or (ii) if Oceanbulk Shipping is required to pay any amounts to ABY (or its designee), the Sellers, severally pro rata based on their respective Pro Rata Percentages, shall, on behalf of Oceanbulk Shipping, promptly pay such amounts directly to ABY (or its designee).

SECTION 8.4. Stock Exchange Listing. Parent shall use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of Nasdaq to ensure that the shares of Parent Common Stock comprising the Aggregate Merger Consideration and Aggregate Heron Consideration are listed on Nasdaq prior to or as of the Effective Time.

SECTION 8.5. Oaktree Covenant. Until the earlier of (i) the Effective Time or (ii) the third Business Day following the termination of this Agreement, the Oaktree Seller agrees that it shall not take any action to cause the appointment of one of its representatives to the Parent Board (notwithstanding its right to cause such appointment pursuant to their Purchase Agreement with Parent, dated as of May 1, 2013 (the “Oaktree Purchase Agreement”)).

SECTION 8.6. Related Agreements; Opinions. At or prior to the Closing, Parent and the Sellers shall execute and deliver each Related Agreement to which they are an intended party. Parent and the Sellers’ Representative shall use reasonable best efforts to enter into the Escrow Agreement with the Escrow Agent and, if the Escrow Agent becomes unwilling or unable to enter into the Escrow Agreement, to select a replacement Escrow Agent. At or prior to the Closing, Parent shall deliver to the Sellers a true and correct copy of an opinion issued by Seward & Kissel in form and substance reasonably satisfactory to the Sellers that when the shares of Parent Common Stock are issued as contemplated in this Agreement, they will be validly issued, fully paid and non-assessable (the “S&K Opinion”).

SECTION 8.7. Affiliate Contracts. Subject to the terms of Section 8.13, except as set forth in Section 5.23 of the Oceanbulk Disclosure Letter, at or prior to the Closing, after giving at least three (3) Business Days’ prior notice to Parent, each of the Sellers shall (and shall cause their respective Affiliates to) terminate the Oaktree Purchase Agreement (and Parent shall agree to such termination) and any Contract or transaction between any

Seller (or any Affiliate thereof), on the one hand, and any Oceanbulk Company, on the other hand, and any other party (an “Affiliate Contract”), or amend such Affiliate Contract so as to eliminate any further liability or obligation of any Oceanbulk Company thereunder, and shall provide to the Parent evidence of such termination in form and substance reasonably satisfactory to the Parent, unless Parent provides written notice to the Sellers’ Representative prior to the end of the 3 Business Day period that it does not object to the continuation of such Contract or transaction.

SECTION 8.8. Claims. Effective on the Closing Date, each Seller hereby irrevocably and unconditionally releases and forever discharges the Oceanbulk Companies from any and all claims, charges, complaints, causes of action, damages, agreements and liabilities of any kind or nature whatsoever, whether known or unknown and whether at law or in equity, arising prior to or after the Closing (including any Affiliate Contract terminated pursuant to Section 8.7 hereof); provided, however, that such Seller does not waive claims arising under this Agreement or the Related Agreements or any Affiliate Contracts that are not terminated pursuant to Section 8.7. Effective on the Closing Date, each Oceanbulk Company hereby irrevocably and unconditionally releases and forever discharges the Sellers from any and all claims, charges, complaints, causes of action, damages, agreements and liabilities of any kind or nature whatsoever, whether known or unknown and whether at law or in equity, arising prior to or after the Closing (including any Affiliate Contract terminated pursuant to Section 8.7 hereof); provided, however, that such Oceanbulk Company does not waive claims arising under this Agreement or the Related Agreements or any Affiliate Contracts that are not terminated pursuant to Section 8.7.

SECTION 8.9. RESERVED.

SECTION 8.10. Indemnification; Directors’ and Officers’ Insurance. Parent agrees that after the Closing, all rights to indemnification of an officer or director set forth in the Oceanbulk Companies Charter Documents and, to the extent in effect as of the date hereof, any directors’ and officers’ liability insurance policy maintained by the Oceanbulk Companies, shall be maintained and shall not be amended, repealed or otherwise modified and shall continue in full force and effect in accordance with their terms for a period of six (6) years from the Closing Date; provided, however, that Parent shall not be required to maintain any such insurance policy if the cost of such insurance policy exceeds two (2) times the current annual premium for such policy.

SECTION 8.11. Trademark Matters. Within thirty (30) Business Days following the Closing Date, Parent shall cause each of the Oceanbulk Companies to cease any use of the name “Oceanbulk” as a trademark or indication of source; provided, however, that each of Oceanbulk Shipping and Oceanbulk Carriers shall have the perpetual and irrevocable right to use the name “Oceanbulk” in their corporate names in a manner consistent with the way such name is used as of the Closing Date and in a manner consistent with corporate and business name purposes.

SECTION 8.12. Retention of Parent Common Stock.

(a) Without the prior written consent of Parent (which consent may be withheld in its sole discretion), except as set forth in Section 8.12(c), no Seller will, directly or indirectly, during the period beginning on the date hereof and ending on, in the case of the Heron Subject Shares, the date that all of the Heron JV Commitments have been satisfied and, in the case of all other Subject Shares, the Survival Date (in each case as applicable, the “Subject Shares Release Date”) (i) offer, issue, assign, pledge, hypothecate, grant a security interest in, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, make any short sale, or otherwise transfer, encumber or dispose of any of the Subject Shares or (ii) enter into any swap or other agreement or arrangement (including a monetization arrangement or hedging or similar transaction) that transfers, in whole or in part, any of the economic consequences of ownership of the Subject Shares, whether any such transaction described in clause (i) or (ii) above (each, a “Transfer”) is to be settled by delivery of shares of Parent Common Stock or other securities convertible into Parent Common Stock, in cash or otherwise; provided, however, that if at the Subject Shares Release Date of the Heron Subject Shares there is an outstanding claim for indemnification pursuant to

Section 12.1(b)(v), or if at the Subject Shares Release Date of the other Subject Shares there is an outstanding claim for indemnification pursuant to Section 12.1(b), in each case that has been asserted pursuant to a valid notice of claim delivered in good faith by Parent pursuant to Section 12.1(e) but has not been satisfied by such date, a number of Subject Shares reasonably sufficient to satisfy such claim shall be retained by the Sellers and remain subject to the restrictions of this Section 8.12 until such claim is resolved. It is understood that (A) any securities issued to a Seller upon any exchange, stock split, stock dividend, recapitalization or the like in respect of the Subject Shares shall be considered part of the “Subject Shares” and shall be subject to the terms of this Section 8.12 in the same manner, and shall be restricted for the same period, as the Subject Shares in respect of which they were issued and (B) the restrictions set forth in this Section 8.12 shall not apply to any Transfer of any shares of Parent Common Stock owned by a Seller that is in excess of such Seller’s Subject Shares.

(b) As used herein, “Heron Subject Shares” shall mean a number of shares equal to $32,500,000 divided by the Per Share Price. As used herein, the “Subject Shares” shall mean, with respect to any Seller as of any date of determination, the excess of (i) (x) the sum of 5,051,147 shares of Parent Common Stock plus the Heron Subject Shares multiplied by (y) the Pro Rata Percentage of such Seller over (ii) a number of shares of Parent Common Stock equal to the aggregate amount of any cash payments made by such Seller to a Parent Indemnified Person pursuant to Section 12.1(b) as of such date divided by the Per Share Price; provided, that on and after the date that all of the Heron JV Commitments have been satisfied, the Subject Shares of such Seller shall be reduced by the excess of (A) the Heron Subject Shares multiplied by the Pro Rata Percentage of such Seller over (B) a number of shares of Parent Common Stock equal to the aggregate amount of any cash payments made by such Seller to a Parent Indemnified Person pursuant to Section 12.1(b)(v) on or prior to the date that all of the Heron JV Commitments have been satisfied divided by the Per Share Price. Notwithstanding the foregoing, for the avoidance of doubt a Seller’s obligation to indemnify a Parent Indemnified Person pursuant to Section 12.1(b)(v), and a Parent Indemnified Party’s remedy in connection therewith, shall not be limited to the Heron Subject Shares and shall include recourse against the other Subject Shares and the cash proceeds thereof.

(c) Notwithstanding anything to the contrary in this Section 8.12, without limitation of any restrictions on Transfer set forth in the Oaktree Stockholders Agreement or the Pappas Stockholders Agreement, as applicable, either Seller shall be entitled to Transfer all or a portion of their Subject Shares without Parent’s prior written consent if either:

(i) the greater of (x) the net proceeds received upon the Transfer of such Subject Shares and (y) the Per Share Price multiplied by the number of such Subject Shares is placed by such Seller into an escrow account reasonably acceptable to Parent until the applicable Subject Shares Release Date to satisfy such Seller’s indemnification obligations pursuant to Section 12.1(b); or

(ii) such Seller causes to be delivered to Parent a guaranty of such Seller’s indemnification obligations pursuant to Section 12.1(b) from a Person with liquidity characteristics and a net worth reasonably satisfactory to the Special Committee (on behalf of Parent), which guaranty shall be in form and substance reasonably satisfactory to the Special Committee (on behalf of Parent). Without limiting the generality of the foregoing, such prospective guarantor must own assets with liquidity characteristics that are the same or better than the liquidity characteristics of the Subject Shares. Substantially concurrently with the delivery of such guaranty, the parties hereto shall cause any amounts placed by such Seller into escrow pursuant to the preceding clause (i) to be released to such Seller.

(d) Each Seller hereby authorizes Parent and any duly appointed transfer agent to apply an appropriate legend to any certificates or book entries representing the Subject Shares to reflect the existence and general terms of this Section 8.12. Each Seller also agrees and consents to the entry of stop transfer instructions with Parent’s transfer agent against the transfer of any Subject Shares held by such Seller except in compliance with the restrictions contained herein. Parent, and any duly appointed transfer agent for the registration or transfer of the Subject Shares, are hereby authorized to decline to make or recognize any transfer of Subject Shares or other transaction relating to the Subject Shares if such transfer or transaction would constitute a violation or breach of this Section 8.12.

SECTION 8.13. Management Agreements. The Pappas Seller shall (or shall cause Oceanbulk Maritime, S.A. to) consent to the termination of any existing ship management agreements to which it (or Oceanbulk Maritime, S.A.) is the ship manager with respect to the Vessels that as of the date hereof are not managed by Parent or any of its Subsidiaries, which termination shall be effective no later than 60 days after the Closing. From the date hereof until no later than 60 days after the Closing, Parent shall pay no more than $750 per day as a management fee for each such Vessel for which services are provided under such management agreements following the Closing, and the Pappas Seller shall (or shall cause Oceanbulk Maritime, S.A. to) agree to waive all other fees (including without limitation termination fees designated as “severance” pursuant to the terms of the two such ship management agreements) , costs or expenses that are payable by Parent to the Pappas Seller or Oceanbulk Maritime S.A. under such management agreements for services provided prior to or, as the case may be, following the Closing or that otherwise arise from the consummation of the Transactions; provided, that Parent shall be responsible for (I) any crew severance fees incurred as a result of such termination (but Oceanbulk Maritime S.A. and The Pappas Seller agree that they shall take no actions that would result in such crew severance fees) and (II) any out-of-pocket costs and expenses of the applicable manager related to such Vessels.

SECTION 8.14. Oceanbulk Maritime Employees. Effective as of the Closing, Parent shall hire the employees of Oceanbulk Maritime, S.A. set forth on Section 8.14 of the Oceanbulk Disclosure Letter to provide services substantially the same as the services that such employee is providing with respect to the Oceanbulk Companies as of immediately prior to the Closing; provided, that (a) Parent acknowledges that such employees shall be permitted to devote the percentage of their time (if any) that is not allocated to Parent on Section 8.14 of the Oceanbulk Disclosure Letter (the “Unrelated Activity Percentage”) to providing services for Oceanbulk Maritime, S.A. unrelated to the business of the Oceanbulk Companies and (b) prior to Closing, and as a condition to employment of such employee, Oceanbulk Maritime, S.A. and Parent shall enter into a services agreement in form and substance reasonably satisfactory to such parties, whereby Oceanbulk Maritime, S.A., shall reimburse Parent for the Unrelated Activity Percentage of such employee’s salary. The employment of each employee with Parent or any Subsidiary thereof that accepts such offer shall commence immediately upon the Closing and shall be deemed, for all purposes, consistent with applicable Law, to have occurred with no interruption or break in service and no termination of employment. For the avoidance of doubt, nothing herein restricts or precludes the right of Parent to terminate the employment of any such employee (and, for the avoidance of any doubt, should Parent terminate the employment of any such employee following the Closing and the execution of the services agreement between Parent and Oceanbulk Maritime S.A. referred to in clause (b) above, Parent shall be liable for any severance pay or any other costs for damages payable to such employee whose employment is terminated), and the parties hereto agree that the provisions contained herein are not intended to be for the benefit of or otherwise be enforceable by, any third party, including any such employee.

ARTICLE IX COVENANTS OF THE PARTIES

SECTION 9.1. Parent Stockholders Meeting; Proxy Statement.

(a) As promptly as practicable following the date of this Agreement, Parent and the Sellers’ Representative shall jointly prepare, and Parent shall furnish to the SEC, a proxy statement to be sent to the stockholders of Parent relating to the Parent Stockholders Meeting and the matters to be voted upon thereat (together with any amendments or supplements thereto, the “Proxy Statement”). Parent and the Sellers’ Representative shall use their respective reasonable best efforts to cause the Proxy Statement to be furnished to the SEC and first mailed to Parent stockholders no later than the eighth (8th) calendar day following the date of this Agreement. Each of the Sellers shall furnish all information concerning such Seller and its Affiliates to Parent required to be included in the Proxy Statement, and provide such other assistance as may be reasonably requested in connection with the preparation, filing and distribution of the Proxy Statement. Notwithstanding the foregoing, prior to furnishing the Proxy Statement (or any amendment or supplement thereto) to the SEC or mailing the Proxy Statement (or any amendment or supplement thereto), Parent shall (i) provide the Sellers’ Representative an opportunity to review and comment on such document (including the proposed final version of such document), and (ii) consider in good faith all comments reasonably proposed by the Sellers’ Representative and delivered to Parent within a reasonable time after Parent has provided such document to the Sellers’ Representative for its review; provided, that Parent shall not be responsible for any delay in furnishing the Proxy Statement to the SEC to the extent arising from the Sellers’ Representative’s review of the Proxy Statement or Parent’s prompt and good faith consideration and incorporation of any comments to the Proxy Statement proposed by the Sellers’ Representative. The Special Committee and the Parent Board shall recommend to the holders of shares of Parent Common Stock that they give the Transactions Approval and shall include such recommendation in the Proxy Statement, except to the extent that the Special Committee or the Parent Board shall have made an Adverse Recommendation Change as permitted by Section 7.6(b). Parent shall not make or file any amendment, supplement or change to the Proxy Statement without the consent of the Sellers’ Representative, except as expressly set forth herein.

(b) If prior to the Parent Stockholders Meeting, any event occurs with respect to the Sellers or any Oceanbulk Company, or any change occurs with respect to other information supplied by the Sellers’ Representative for inclusion in the Proxy Statement, which is required by applicable Law to be described in an amendment of, or a supplement to, the Proxy Statement, the Sellers’ Representative shall promptly notify Parent of such event, and Parent shall cooperate in the prompt, and in any event within the earlier of (i) three (3) Business Days following the receipt of such notice and (ii) the date of the Parent Stockholders Meeting, furnishing to the SEC of any necessary amendment or supplement to the Proxy Statement and, as required by applicable Law, in disseminating the information contained in such amendment or supplement to the Parent’s stockholders. Nothing in this Section 9.1(b) shall limit the obligations of any party under Section 9.1(a); provided, that Parent shall not be responsible for any delay in furnishing any such amendment or supplement to the Proxy Statement to the SEC to the extent arising from the Sellers’ Representative’s review of such amendment or supplement or Parent’s prompt and good faith consideration and incorporation of any comments to such amendment or supplement proposed by the Sellers’ Representative.

(c) If prior to the Parent Stockholders Meeting, any event occurs with respect to Parent or any of its Subsidiaries, any Acquisition Proposal is received by Parent or any Adverse Recommendation Change is made in connection with an Acquisition Proposal or Intervening Event and as permitted by Section 7.6(b), in each case which the Special Committee believes, upon advice of outside legal counsel, is required by applicable Law to be described in an amendment of, or a supplement to, the Proxy Statement, Parent shall promptly notify the Sellers’ Representative of such event, and the Sellers’ Representative shall reasonably cooperate in the prompt, and in any event within the earlier of (i) three (3) Business Days following the happening of such event requiring an amendment or supplement and (ii) the date of the Parent Stockholders Meeting, furnishing to the SEC of any necessary amendment or supplement to the Proxy Statement and, as required by applicable Law, in disseminating the information contained in such amendment or supplement to the Parent’s stockholders. Nothing in this Section 9.1(c) shall limit the obligations of any party under Section 9.1(a); provided, that Parent shall not be responsible for any delay in furnishing any such amendment or supplement to the Proxy Statement to the SEC to the extent arising from the Sellers’ Representative’s review of such amendment or supplement or Parent’s prompt and good faith consideration and incorporation of any comments to such amendment or supplement proposed by the Sellers’ Representative.

(d) Parent shall, in accordance with applicable Law and Parent’s articles of incorporation, bylaws and any other governing documents as then in effect, duly call, give notice of, convene and hold on July 11, 2014 a meeting of the stockholders for the sole purpose of seeking the Transactions Approval (the “Parent Stockholders Meeting”) and shall not submit any other proposals in connection with such Parent Stockholders Meeting without the prior written consent of the Sellers’ Representative; provided, however, that if the Proxy Statement has not been furnished to the SEC and first mailed to the Parent stockholders within eight (8) calendar days following the date of this Agreement, Parent shall duly call, give notice of, convene and hold such Parent Stockholders Meeting on the 17th calendar day following the first mailing of the Proxy Statement to the Parent stockholders.

Parent shall, in consultation with the Sellers’ Representative, set a record date for Persons entitled to notice of, and to vote at, the Parent Stockholders Meeting and shall not change the record date without the prior written consent of the Sellers’ Representative (which consent shall not be unreasonably withheld, delayed or conditioned). Parent shall not adjourn or postpone the Parent Stockholders Meeting; provided, however, that the Parent Stockholders Meeting may be adjourned or postponed to such later date as Parent and the Sellers’ Representative may mutually agree, and if (x) any Acquisition Proposal is received by Parent, or (y) any Adverse Recommendation Change is made in connection with an Acquisition Proposal or Intervening Event and as permitted by Section 7.6(b) prior to the scheduled date of the Parent Stockholders Meeting, Parent shall be permitted to adjourn or postpone the Parent Stockholders Meeting for up to 10 calendar days after such initially scheduled date to the extent the Special Committee believes, upon advice of outside legal counsel, such adjournment or postponement is required by applicable Law or is required by its fiduciary duties to stockholders of Parent under applicable Law; provided, further, however, that if the Special Committee has provided the Sellers’ Representative with notice prior to or at the end of such 10 calendar day period that it is prepared to make an Adverse Recommendation Change in connection with an Acquisition Proposal or Intervening Event, the Parent Stockholders Meeting shall be further adjourned or postponed until up to five (5) Business Days after the conclusion of the Sellers’ Representative’s matching right process in accordance with Section 7.6 hereof. Notwithstanding the foregoing in this Section 9.1(d), Parent and the Sellers’ Representative may jointly agree (such consent not to be unreasonably withheld, delayed or conditioned) to adjourn or postpone the meeting if, as of the time for which the Parent Stockholders Meeting is originally scheduled, there are insufficient shares of Parent Common Stock represented (either in person or by proxy) (A) to constitute a quorum necessary to conduct the business to be conducted at the Parent Stockholders Meeting or (B) such that it would be impossible to obtain the Transactions Approval. Except as specifically permitted by Section 7.6(b), the Parent Board shall continue to recommend that Parent’s stockholders give the Transactions Approval, and Parent shall use its reasonable best efforts to, subject to Section 7.6(b), (i) solicit and obtain the Transactions Approval and (ii) solicit from its stockholders proxies in favor of the Transactions and the Transactions Approval. Parent agrees that its obligations to hold the Parent Stockholders Meeting pursuant to this Section 9.1 shall not be affected by the commencement, public proposal, public disclosure or communication to Parent of any Acquisition Proposal, the occurrence of any Intervening Event or by the making of any Adverse Recommendation Change.

SECTION 9.2. Regulatory Undertaking.

(a) Subject to the terms and conditions of this Agreement, the parties hereto shall, and cause their respective Affiliates to, use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate the Transactions, including (i) preparing and filing as promptly as practicable with any Governmental Authority or other Third Party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents that are necessary, proper or advisable to consummate the Transactions, including the Parent Disclosure Documents, (ii) obtaining and maintaining any approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other Third Party that are necessary, proper or advisable to consummate the Transactions, (iii) making any other submissions required in connection with the consummation of the Merger under the 1933 Act, the 1934 Act, the MIBCA, the MILLCA, applicable state or federal securities laws or the Nasdaq rules and regulations and (iv) taking or causing to be taken all other actions necessary, proper or advisable consistent with this Section 9.2 to cause the expiration of the applicable waiting periods, or receipt of required consents, approvals or authorizations under such Laws as soon as practicable; provided that the obligations set forth in this sentence shall not be deemed to have been breached as a result of actions by Parent or its Subsidiaries expressly permitted by Sections 7.6(b) or 9.1.

(b) Notwithstanding anything in this Section 9.2 or otherwise in this Agreement, none of the parties hereto shall be required or permitted, without the prior written consent of all of the parties hereto, to consent to any requirement, condition, limitation, understanding, agreement or order of a Governmental Authority (x) to sell, divest, license, assign, transfer, hold separate or otherwise dispose of any material portion of the assets or business of such party or any of their respective Subsidiaries, or (y) that materially limits the freedom of action with respect to, or ability to retain, any of the businesses, services, or assets of such party or any of their respective Subsidiaries, in order to be permitted by such Governmental Authority to consummate the Transactions.

SECTION 9.3. Certain Filings. The parties hereto shall cooperate and consult with each other in connection with the making of all such filings and notifications, including by providing copies of all relevant documents to the non-filing party and its advisors before filing and shall cooperate in determining whether any action by or filing with or approvals, consents, registrations, permits, authorizations and other confirmations are required in connection with the consummation of the Transactions. No party shall consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the Transactions at the behest of any Governmental Authority without the consent of the other parties to this Agreement, which consent shall not be unreasonably withheld, delayed or conditioned.

SECTION 9.4. Public Announcements. Subject to Section 7.6 hereof, Parent and the Sellers’ Representative shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution) or making any other public statement, or scheduling any press conference or conference call with investors or analysts, with respect to this Agreement or the Transactions and neither the Sellers, Oceanbulk Holdcos nor Parent shall issue any such press release or make any such other public statement (including statements to the employees of any Oceanbulk Company or Parent, as the case may be, or any of their respective Subsidiaries) or schedule any such press conference or conference call without the consent of Parent (in the case of the Sellers and the Oceanbulk Holdcos) or the Sellers’ Representative (in the case of Parent). Notwithstanding the foregoing, (a) the parties hereto each hereby consent to the filing of Parent’s Form 6-K on the date of this Agreement in the form previously provided by Parent to the Seller’s Representative and (b) that nothing herein will prohibit the making of any public statement or press release to the extent that it is required by applicable Law or any listing agreement with or rule of any national securities exchange or association, in which case, the party making such determination will, if practicable in the circumstances, use reasonable commercial efforts to allow the other parties reasonable time to comment on such release or announcement in advance of its issuance; provided, that the foregoing shall not restrict communications between the Sellers and the investors of the Sellers or its Affiliates in the ordinary course.

SECTION 9.5. Further Assurances. At and after the Effective Time, the officers and directors of each Surviving Company shall be authorized to execute and deliver, in the name and on behalf of the applicable Oceanbulk Holdcos or Merger Subs, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the applicable Oceanbulk Holdcos or Merger Subs, any other actions and things to vest, perfect or confirm of record or otherwise in such Surviving Company any and all right, title and interest in, to and under any of the rights, properties or assets of the applicable Oceanbulk Holdco acquired or to be acquired by such Surviving Company as a result of, or in connection with, the Merger.

SECTION 9.6. Notices of Certain Events. Prior to the Effective Time or the earlier termination of this Agreement in accordance with Section 11.1, each of the Sellers’ Representative (on behalf of the Sellers and Oceanbulk Holdcos) and Parent shall promptly notify the other if to the Knowledge of Oceanbulk or the Knowledge of Parent, as the case may be:

(a) any written notice or other written communication is received from any Person alleging that the consent of such Person (or another Person) is or may be required in connection with the Transactions;

(b) any written notice or other written communication is received from any Governmental Authority in connection with the Transactions;

(c) any action, suit, claim, investigation or proceeding is commenced or, to the Knowledge of Oceanbulk or the Knowledge of Parent, as the case may be, threatened against, relating to or involving or otherwise affecting any Oceanbulk Company or Parent and any of its Subsidiaries, as applicable, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any Section of this Agreement;

(d) any inaccuracy of any representation or warranty of such party contained in this Agreement occurs at any time during the term hereof that would or would reasonably be expected to cause any of the conditions set forth in Article X not to be satisfied;

(e) any failure of such party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder occurs that would or would reasonably be expected to cause any of the conditions set forth in Article X not to be satisfied; and

(f) any event occurs that has had an Oceanbulk Material Adverse Effect or Parent Material Adverse Effect, as applicable;

provided, that no notification provided in accordance with this Section 9.6 shall be deemed to cure any breach of any representation, warranty, covenant or agreement made in this Agreement.

SECTION 9.7. Takeover Statutes. If any Takeover Statute, or similar provision contained in Parent’s articles of incorporation, bylaws or other governing organizational documents or in the Oceanbulk Companies Charter Documents, as applicable, shall become or is deemed to be applicable to the Transactions after the date of this Agreement, the Sellers, Parent, the Special Committee and the Parent Board shall grant such approvals and take such actions necessary so that the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated herein and otherwise act to eliminate if possible, and otherwise to minimize, the effects of such Takeover Statute, or such similar provision contained in Parent’s articles of incorporation, bylaws or other governing organizational documents or in the Oceanbulk Companies’ Charter Documents, as applicable, on the Transactions.

SECTION 9.8. Plan of Reorganization. This Agreement is intended to constitute a “plan of reorganization” within the meaning of Treasury Regulation section 1.368-2(g). From and after the date of this Agreement and until the Effective Time, each party to this Agreement shall use its reasonable best efforts to cause the Merger to qualify, and shall not, without the prior written consent of the parties to this Agreement, knowingly take any actions or cause any actions to be taken which could prevent the Merger from qualifying, as a reorganization under the provisions of Section 368(a) of the Code. Following the Effective Time, and consistent with any such consent, neither Parent nor any of its Subsidiaries or Affiliates, shall knowingly take any action or cause any action to be taken which would cause the Merger to fail to so qualify as a reorganization under Section 368(a) of the Code.

SECTION 9.9. Transfer Taxes. The parties to this Agreement shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any property transfer or gains, sales, use, transfer, value added, stock transfer or stamp taxes, any transfer, recording, registration and other fees and any similar taxes that become payable in connection with the Transactions (together with any related interests, penalties or additions to Tax, “Transfer Taxes”), and shall cooperate in attempting to minimize the amount of Transfer Taxes. From and after the Effective Time, Parent shall pay or cause to be paid all Transfer Taxes.

ARTICLE X CONDITIONS TO THE MERGER

SECTION 10.1. Conditions to Obligations of Each Party. The respective obligations of each party hereto to effect the Merger are subject to the satisfaction of the following conditions:

(a) the Transactions Approval shall have been obtained;

(b) no applicable Law preventing or prohibiting the consummation of the Merger shall be in effect; and

(c) the shares of Parent Common Stock included in the Aggregate Merger Consideration and the Aggregate Heron Consideration shall have been approved for listing on Nasdaq, subject to completion of the Merger.

SECTION 10.2. Conditions to Obligations of the Sellers and the Oceanbulk Holdcos. The obligations of the Sellers and the Oceanbulk Holdcos to effect the Merger are further subject to the satisfaction or waiver by the Sellers of the following conditions:

(a) (i) the representations and warranties of Parent contained in Section 6.12(a)(ii) shall be true and correct in all respects, (ii) the representations and warranties of Parent contained in Section 6.1, Section 6.2, Section 6.6 and Section 6.7 of this Agreement (other than Section 6.6(a), the first sentence of Section 6.6(d), Section 6.7(a) and the first sentence of Section 6.7(c)) (disregarding all materiality and Parent Material Adverse Effect qualifications contained therein) shall be true and correct in all material respects as of the Closing Date as if made at and as of the Closing Date (except to the extent any such representation and warranty by its terms addresses matters only as of another specified time, in which case such representation and warranty will be true and correct in all material respects as of such other time), (iii) the representations and warranties of Parent contained in Section 6.6(a), the first sentence of Section 6.6(d), Section 6.7(a) and the first sentence of Section 6.7(c) of this Agreement shall be true and correct (except for de minimis exceptions) as of the Closing Date as if made at and as of the Closing Date (except to the extent any such representation and warranty by its terms addresses matters only as of another specified time, in which case such representation and warranty will be true and correct (except for de minimis exceptions) as of such other time), and (iv) all of the other representations and warranties of Parent contained in this Agreement or in any certificate or other writing delivered by Parent pursuant hereto (disregarding all materiality and Parent Material Adverse Effect qualifications contained therein) shall be true and correct as of the Closing Date as if made at and as of the Closing Date (except to the extent any such representation and warranty by its terms addresses matters only as of another specified time, in which case such representation and warranty will be true and correct as of such other time), except where the failure of such representations and warranties to be so true and correct would not have a Parent Material Adverse Effect;

(b) all of the consents, authorizations, waivers, approvals, notices, expirations, filings and registrations set forth on Section 10.2(b) of the Parent Disclosure Letter shall have been obtained or made, as the case may be, in form and substance reasonably satisfactory to the Sellers’ Representative, on or prior to, and shall be in full force and effect on, the Closing Date;

(c) Parent and each Merger Sub shall have performed and complied with in all material respects all of the covenants and obligations required to be performed or complied with by them under this Agreement on or prior to the Closing Date;

(d) from the date hereof and through the Closing Date, there shall not have occurred a Parent Material Adverse Effect;

(e) the Sellers shall have received the duly executed S&K Opinion and a copy of the Escrow Agreement duly executed by the Escrow Agent, and Parent shall have delivered to the Sellers’ Representative the other items to be delivered by Parent pursuant to Section 8.6;

(f) Parent shall have delivered to the Sellers’ Representative as of the Closing Date, a certificate, dated as of such date, executed by an executive officer of Parent to the effect that the conditions set forth in clauses (a), (b), (c), and (d) of this Section 10.2 have been satisfied as of the Closing Date; and

(g) Parent shall have delivered to the Sellers’ Representative as of the Closing Date, a certificate, dated as of such date, executed by an executive officer of Parent, certifying as to the aggregate outstanding Borrowed Indebtedness, and the aggregate cash and cash equivalents, of Parent and its Subsidiaries as of the Closing Date (without giving effect to the Transactions).

SECTION 10.3. Conditions to Obligations of Parent and Merger Subs. The obligations of Parent and Merger Subs to effect the Merger is further subject to the satisfaction or waiver by Parent of the following conditions:

(a) (i) the representations and warranties of the Sellers contained in Section 5.11(a)(ii) shall be true and correct in all respects, (ii) the representations and warranties of Sellers contained in Article IV, Section 5.1, Section 5.2, Section 5.4 and Section 5.5 (other than Section 5.4(a), the first sentence of Section 5.4(b), the first sentence of Section 5.5(a) and the first sentence of Section 5.5(c)) of this Agreement (disregarding all materiality and Oceanbulk Material Adverse Effect qualifications contained therein) shall be true and correct in all material respects as of the Closing Date as if made at and as of the Closing Date (except to the extent any such representation and warranty by its terms addresses matters only as of another specified time, in which case such representation and warranty will be true and correct in all material respects as of such other time), (iii) the representations and warranties of Sellers contained in Section 5.4(a), the first sentence of Section 5.4(b), the first sentence of Section 5.5(a) and the first sentence of Section 5.5(c) of this Agreement shall be true and correct (except for de minimis exceptions) as of the Closing Date as if made at and as of the Closing Date (except to the extent any such representation and warranty by its terms addresses matters only as of another specified time, in which case such representation and warranty will be true and correct (except for de minimis exceptions) as of such other time), and (iv) all of the other representations and warranties of the Sellers contained in this Agreement or in any certificate or other writing delivered by Sellers’ Representative pursuant hereto (disregarding all materiality and Oceanbulk Material Adverse Effect qualifications contained therein) shall be true and correct as of the Closing Date as if made at and as of the Closing Date (except to the extent any such representation and warranty by its terms addresses matters only as of another specified time, in which case such representation and warranty will be true and correct as of such other time), except where the failure of such representations and warranties to be so true and correct would not have an Oceanbulk Material Adverse Effect;

(b) all of the consents, authorizations, waivers, approvals, notices, expirations, filings and registrations set forth on Section 10.3(b) of the Oceanbulk Disclosure Letter shall have been obtained or made, as the case may be, in form and substance reasonably satisfactory to Parent, on or prior to, and shall be in full force and effect on, the Closing Date;

(c) each of the Sellers and Oceanbulk Holdcos shall have performed and complied with in all material respects all of the covenants and obligations required to be performed by it under this Agreement on or prior to the Closing Date;

(d) from the date hereof through the Closing Date, there shall not have occurred an Oceanbulk Material Adverse Effect;

(e) the Sellers’ Representative shall have delivered to Parent the items to be executed by the Sellers pursuant to Section 8.6, and Parent shall have received a copy of the Escrow Agreement duly executed by the Escrow Agent;

(f) the Sellers’ Representative shall have delivered to Parent as of the Closing Date, a certificate, dated as of such date, executed by an executive officer of the Sellers’ Representative to the effect that the conditions set forth in clauses (a), (b), (c) and (d) of this Section 10.3 have been satisfied; and

(g) the Sellers’ Representative shall have delivered to Parent as of the Closing Date, a certificate, dated as of such date, executed by an executive officer of Sellers’ Representative, certifying as to (i) the aggregate outstanding Borrowed Indebtedness, and the aggregate cash and cash equivalents, of the Oceanbulk Companies as of the Closing Date (without giving effect to the Transactions), and (ii) the aggregate outstanding Borrowed Indebtedness (including the specific amount of core and non-core Borrowed Indebtedness outstanding under the Heron Facility Agreement) of Heron as of the Closing Date (without giving effect to the Transactions).

SECTION 10.4. Frustration of Closing Conditions. Neither Parent or Merger Subs, on the one hand, nor the Sellers or the Oceanbulk Holdcos, on the other hand, may rely, either as a basis for not consummating the Merger or for terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Section 10.2 or Section 10.3, as the case may be, to be satisfied if such failure was caused by such party’s breach of any provision of this Agreement or failure to use its reasonable best efforts to consummate the Merger and the other transactions contemplated by this Agreement, as required by and subject to Section 9.2 and Section 9.5.

ARTICLE XI TERMINATION; AMENDMENT; WAIVER

SECTION 11.1. Termination. This Agreement may be terminated any time prior to the Effective Time (notwithstanding the receipt of the Transactions Approval) (provided that approval of the Special Committee shall be necessary for termination by Parent, and the Special Committee may prosecute any Action related to this Agreement and the Related Agreements on behalf of Parent):

(a) by mutual written agreement of the Sellers’ Representative and Parent;

(b) by either the Sellers’ Representative or Parent, if:

(i) the Effective Time shall not have occurred on or before July 31, 2014 (the “End Date”); provided, that if the condition set forth in Section 10.2(b) or Section 10.3(b) has not been satisfied and all other conditions in Article X are satisfied or are capable of being satisfied by such date, then Parent or the Sellers’ Representative may elect, by written notice to the other party, to extend the End Date to August 25, 2014; provided, further, that the right to terminate this Agreement or extend the End Date under this Section 11.1(b)(i) shall not be available to any party whose breach of this Agreement (including failure to use reasonable best efforts to obtain the consents, authorizations, waivers, approvals, notices, expirations, filings and registrations set forth in Section 10.2(b) or Section 10.3(b) in accordance with Section 9.2) has materially contributed to, or resulted in, the failure to consummate the Merger on or prior to the End Date;

(ii) the Transactions Approval shall not have been obtained after a vote of the Parent stockholders has been taken and completed at the duly convened Parent Stockholders Meeting or at any adjournment or postponement thereof; or

(iii) there shall be any applicable Law that prohibits the Oceanbulk Holdcos, Parent, or Merger Subs from consummating the Merger and such prohibition shall have become final and nonappealable;

(c) by the Sellers’ Representative, if Parent and Merger Subs shall have breached or failed to perform any of its covenants or obligations set forth in this Agreement, if any representation or warranty of Parent and Merger Subs shall have become untrue, in each case which breach or failure to perform or to be true, individually or in the aggregate, has resulted or would reasonably be expected to result in a failure of a condition set forth in Section 10.2(a) or Section 10.2(c) (such circumstance, a “Material Parent Breach”), and such Material Parent Breach cannot be or, to the extent curable by Parent or Merger Subs, has not been cured by the earlier of (1) the End Date and (2) twenty (20) days after the giving of written notice to Parent of such breach or failure; provided, that the Sellers’ Representative shall not have the right to terminate this Agreement pursuant to this paragraph if any Seller or Oceanbulk Holdco is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach would result in the failure of any of the conditions set forth in Section 10.3(a) or Section 10.3(c); or

(d) by Parent, if any of the Oceanbulk Holdcos or Sellers shall have breached or failed to perform any of its covenants or obligations set forth in this Agreement, if any representation or warranty of any of the Oceanbulk Holdcos or Sellers shall have become untrue, in each case which breach or failure to perform or to be true, individually or in the aggregate has resulted or would reasonably be expected to result in a failure of a condition set forth in Section 10.3(a) or Section 10.3(c) (such circumstance, a “Material Oceanbulk Breach”), and such Material Oceanbulk Breach cannot be or, to the extent curable by the Oceanbulk Holdcos or Sellers, has not been cured by the earlier of (1) the End Date and (2) twenty (20) days after the giving of written notice to the Sellers’ Representative of such breach or failure; provided, that Parent shall not have the right to terminate this Agreement pursuant to this paragraph if Parent or either Merger Sub is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach would result in the failure of any of the conditions set forth in Section 10.2(a) or Section 10.2(c).

The party desiring to terminate this Agreement pursuant to this Section 11.1 (other than pursuant to Section 11.1(a)) shall give written notice of such termination to the other parties.

SECTION 11.2. Effect of Termination. If this Agreement is terminated pursuant to Section 11.1, this Agreement shall become void and of no effect without liability of any party (or any stockholder, director, officer, employee, agent, consultant or representative of such party) to the other party hereto; provided, that if such termination shall result from the intentional breach by a party of its obligations hereunder, such party shall be fully liable for any and all liabilities and damages incurred or suffered by the other party as a result of such failure. For purposes hereof, an “intentional breach” means a material breach that is a consequence of an act undertaken by the breaching party with the intention of breaching the applicable obligation. The provisions of this Section 11.2 and Article XII (other than Section 12.1) shall survive any termination hereof pursuant to Section 11.1.

ARTICLE XII

INDEMNIFICATION; MISCELLANEOUS

SECTION 12.1. Indemnification.

(a) The representations and warranties contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Closing, except that each of (i) the representations and warranties of the Sellers in Section 4.1(a) (Organization, Existence and Good Standing), Section 4.1(b) (Power and Authority), Section 4.1(c) (Enforceability) and Section 4.1(g) (Title to Units) (the “Seller Fundamental Representations”) and (ii) each of (x) the representations and warranties of the Sellers in Section 5.1 (Organization, Qualification and Limited Liability Company Power), Section 5.2 (Authorization), Section 5.4 (Capitalization), Section 5.5(a) and (c) (Oceanbulk Subsidiaries), Section 5.13 (Borrowed Indebtedness and Cash), Section 5.21 (Fees) and Section 5.25 (Oceanbulk Holdcos) (the “Oceanbulk Fundamental Representations”) and (y) the representations and warranties of Parent in Sections 6.1 (Organization, Qualification and Corporate Power), Section 6.2 (Authorization), Section 6.5 (Fees), Section 6.6 (Capitalization of Parent), Section 6.7(a) and (c) (Subsidiaries) and Section 6.24 (Borrowed Indebtedness and Cash) (the “Parent Fundamental Representations”), shall survive for twelve (12) months after the Closing (the “Survival Date”). Each of the covenants and agreements set forth herein to be performed on or prior to the Closing Date shall survive until the Survival Date; provided, that the covenants and agreements contained herein requiring performance after the Closing shall survive the Closing in accordance with their terms. Notwithstanding the foregoing, if a valid notice of claim for indemnification relating to a breach of a Seller Fundamental Representation, an Oceanbulk Fundamental Representation, a Parent Fundamental Representation or a covenant or agreement shall have been delivered in good faith in accordance with the terms of Section 12.1(e) on or prior to the Survival Date or such other applicable survival expiration date, the claims specifically set forth in such notice shall survive until such time as such claim is finally resolved.

(b) Subject to the limitations set forth herein, from and after the Closing, each of the Sellers shall severally (and not jointly or jointly and severally) and, in the case of any Oceanbulk Fundamental Representations, (x) solely with respect to the Oceanbulk Holdco previously owned by it and (y) with respect to any other Oceanbulk Companies, pro rata based on their respective Pro Rata Percentages, indemnify, save, and keep Parent, its Affiliates (including the Oceanbulk Companies) and each of their respective officers, directors, managers, partners, members, agents, representatives, successors, assigns and employees (collectively, the “Parent Indemnified Persons”) harmless against and from all Damages sustained or incurred by any Parent Indemnified Person as a result of, or arising out of, (i) any breach or inaccuracy of, as of the Closing Date (or, to the extent any such representation and warranty by its terms addresses matters only as of another specified time, as of such other time) any of such Seller’s Seller Fundamental Representations, (ii) any breach of any covenant or agreement made by such Seller under this Agreement (other than the covenants and agreements set forth in Section 9.6), (iii) any breach prior to the Closing Date of any covenant or agreement made by an Oceanbulk Holdco under this Agreement, (iv) the breach or inaccuracy of, as of the Closing Date (or, to the extent any such representation and warranty by its terms addresses matters only as of another specified time, as of such other time) any of the Oceanbulk Fundamental Representations, or (v) (1) any loans or capital contributions made to Heron by any Oceanbulk Company on or after the date hereof through the Final Heron Liquidation (other than capital contributions made to Heron to the extent used to fund repairs or capital improvements to the Heron OBS Vessels), (2) any obligations of Parent or its Subsidiaries (including the Oceanbulk Companies) pursuant to the Heron Loan Agreements, any Non-Core Vessel Sales or any liabilities of the Heron JV at the time of the Final Heron Liquidation (solely to the extent Parent or its Subsidiaries (including the Oceanbulk Companies) are required to contribute capital to the Heron JV to satisfy such liabilities pursuant to the organizational documents of the Heron JV or applicable Laws), or (3) any Third Party Claims related to the Heron JV, in each case other than (v) to the extent agreed by Parent in connection with the sale of a Heron Non-Core Vessel to Parent or a Subsidiary thereof, (w) liabilities (other than those arising from Third Party Claims) in connection with the loss of a Heron OBS Vessel, (x) any amounts included in the calculation of Heron Net Indebtedness pursuant to Section 8.3, (y) any other obligations pursuant to the Heron Facility Agreement that are distributed or otherwise assigned to Parent or its Subsidiaries or designees in connection with the Heron OBS Vessel Financing or (z) any Damages arising from Parent’s breach or failure to comply with Section 8.3. “Damages” means all liabilities, obligations, liens, assessments, levies, losses, damages, fines, penalties and reasonable out-of-pocket costs of any investigation, response, or remedial or corrective action, whether or not arising from third party claims, including reasonable attorneys’ fees and expenses, in each case taking into account the interests held by the Sellers and their respective Affiliates in Parent; provided, that under no circumstances shall any Indemnified Person be entitled to be indemnified for special, consequential (including diminution in value, lost profits, lost revenues, business interruptions, or loss of business opportunity or reputation), indirect, multiple, punitive or other similar damages, except as finally awarded by a court of competent jurisdiction and actually paid to a Third Party pursuant to a Third Party Claim.

(c) From and after the Closing, Parent shall indemnify, save, and keep each of the Sellers and their respective Affiliates and each of their respective officers, directors, managers, partners, members, agents, representatives, successors, assigns and employees (collectively, “Seller Indemnified Persons,” and together with the Parent Indemnified Persons, the “Indemnified Persons” and each an “Indemnified Person”) harmless against and from all Damages sustained or incurred by any Seller Indemnified Person as a result of, or arising out of, (i) the breach or inaccuracy of, as of the Closing Date (or, to the extent any such representation and warranty by its terms addresses matters only as of another specified time, as of such other time) any of the Parent Fundamental Representations, (ii) any breach of any covenant or agreement made by Parent or either Merger Sub under this Agreement (other than the covenants and agreements set forth in Section 9.6), or (iii) any breach following the Closing Date of any covenant or agreement made by an Oceanbulk Holdco under this Agreement.

(d) Following the Closing, the Special Committee shall have the authority to institute and prosecute any Action on behalf of the Parent Indemnified Persons to enforce the terms of this Agreement, and on behalf of the Parent to defend any claim for indemnification against the Parent hereunder, and in connection therewith the Special Committee shall have the authority to retain such counsel (which may include current counsel to the Parent) and other advisors at the expense of the Parent as reasonably determined appropriate by the Special Committee. In the event that following the Closing no members of the Special Committee remain for any reason whatsoever, the directors of the Parent Board that are not nominees or designees of the Oaktree Seller or their respective Affiliates shall designate one or more Persons who shall not be an Affiliate, shareholder, member, manager or employee of a Seller, Parent or any of its Subsidiaries to fill such vacancies and each such Person shall be appointed as a member of the Special Committee.

(e) Any claims for indemnification either by a Parent Indemnified Person or a Seller Indemnified Person shall be asserted and resolved in accordance with this Section 12.1(e).

(i) If a Parent Indemnified Person or a Seller Indemnified Person seeks indemnification under this Section 12.1, the Special Committee (in the case of indemnification claims sought by Parent Indemnified Persons) or the Sellers’ Representative (in the case of indemnification claims sought by Seller Indemnified Persons) shall (x) promptly, but in no event more than fifteen (15) calendar days following such party’s knowledge of any action, lawsuit, proceeding, investigation, or other claim against it (if by a third party) (collectively, “Third Party Claims”), give written notice to the Sellers’ Representative or the Special Committee, respectively, describing such claim for indemnification in reasonable detail and the amount of the estimated Damages, and (y) promptly upon discovering the Damages or facts giving rise to such claim for indemnification (to the extent not involving a third party), deliver a written notice to the Sellers’ Representative or the Special Committee, respectively, (A) describing such claim for indemnification in reasonable detail and the amount of the estimated Damages, (B) stating that the Indemnified Person has paid or properly accrued Damages or anticipates that it will incur liability for Damages for which such Indemnified Person is entitled to indemnification pursuant to this Agreement, and (C) the date such item was paid or accrued; provided, that any failure or delay in so notifying the Sellers’ Representative or Special Committee, as applicable, shall not relieve the Sellers or Parent of their obligations hereunder except to the extent such failure or delay shall have materially prejudiced the Sellers or Parent, respectively.

(ii) The Sellers’ Representative (in the case of indemnification claims sought by Parent Indemnified Persons) or the Special Committee (in the case of indemnification claims sought by Seller Indemnified Persons) shall be entitled to assume and control the defense of any Third Party Claim if the Sellers’ Representative or the Special Committee, respectively, shall give written notice to the Special Committee or the Sellers’ Representative, respectively, stating that it intends to assume such defense within 30 days after notice from the other party of such Third Party Claim. If the Sellers’ Representative or Special Committee assumes and controls the defense of any such Third Party Claim, (A) the applicable Indemnified Persons shall reasonably cooperate in the defense thereof, (B) the Special Committee (on behalf of the Parent Indemnified Persons) and the Sellers’ Representative (on behalf of the Seller Indemnified Persons) shall have the right, at their sole expense (provided, that the fees and expenses of such counsel employed by the Special Committee shall be at the expense of the Parent), to employ counsel separate from counsel employed by the Sellers’ Representative or the Special Committee, as applicable, in any such action and to participate in the defense thereof, but the Special Committee or the Sellers’ Representative, respectively, shall control the investigation, defense and settlement thereof, and (C) the Sellers’ Representative or Special Committee, as applicable, shall obtain the prior written consent of the Special Committee or Sellers’ Representative, respectively (which shall not be unreasonably withheld or delayed) before entering into any settlement of a claim or ceasing to defend such claim if, pursuant to or as a result of such settlement or cessation (x) injunctive or other equitable relief will be imposed against any Indemnified Person, or (y) such settlement does not expressly unconditionally release the Indemnified Persons from all Damages with respect to such claim and all other claims arising out of the same or similar facts and circumstances, with prejudice. The parties shall act in good faith in responding to, defending against, settling or otherwise dealing with Third Party Claims, and cooperate in any such defense and give each other reasonable access to all information relevant thereto. Whether or not the Sellers’ Representative or the Special Committee, as applicable, has assumed the defense of such Third Party Claim, the Indemnified Person shall not be entitled to indemnification hereunder with respect to any settlement entered into or any judgment consented to without the prior written consent of the Sellers’ Representative (in the case of indemnification claims sought by Parent Indemnified Persons), or the Special Committee (in the case of indemnification claims sought by Seller Indemnified Persons).

(iii) If the Sellers’ Representative (in the case of indemnification claims sought by Parent Indemnified Persons) or the Special Committee (in the case of indemnification claims sought by Seller Indemnified Persons) does not assume the defense of such Third Party Claim, the Indemnified Person will be entitled to assume such defense, at its sole cost and expense (unless the Indemnified Person incurs Damages with respect to the matter in question for which the Indemnified Person is entitled to indemnification pursuant to this Section 12.1, in which case the Indemnified Person shall be entitled to indemnification with respect to such costs and expenses pursuant to this Section 12.1), upon delivery of notice to such effect to the Sellers’ Representative or the Special Committee, as applicable; provided, however, that the Sellers’ Representative or the Special Committee, as applicable, (A) shall have the right to participate in the defense of the Third Party Claim at its sole cost and expense; (B) may at any time thereafter assume defense of the Third Party Claim; and (C) shall not be obligated to indemnify the Indemnified Person hereunder for any settlement entered into or any judgment consented to without the prior written consent of the Sellers’ Representative (in the case of indemnification claims sought by Parent Indemnified Persons) or the Special Committee (in the case of indemnification claims sought by Seller Indemnified Persons).

(f) Notwithstanding anything to the contrary herein, except with respect to fraud, the indemnification provisions of this Section 12.1 shall be the sole and exclusive remedy of the parties following the Closing for any and all breaches or alleged breaches of any representations, warranties, covenants or agreements (whether written or oral) of the parties and for any and all other claims arising under, out of or related to this Agreement, or the negotiation or execution hereof, and no party or any of its respective Affiliates (including, in the case of Parent after the Closing, the Oceanbulk Companies) shall have any other entitlement, remedy or recourse, at law or in equity, whether in contract, tort or otherwise, it being agreed that all of such other remedies, entitlements and recourse are expressly waived and released by the parties, on behalf of themselves and their respective Affiliates (including, in the case of Parent after the Closing, the Oceanbulk Companies), to the fullest extent permitted by Law; provided, that nothing in this Section 12.1(f) shall limit the right of any party to specific performance pursuant to Section 12.13.

SECTION 12.2. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be given,

if to Parent, either Merger Sub or the Special Committee, to:

Transaction Committee

Attention: Roger Schmitz / Tom Søfteland

c/o Star Bulk Carriers Corp.

Aethrion Center

40, Agiou Konstantinou Str., Maroussi 15124, Athens, Greece

Email: tom@spinnaker.as

and

c/o Monarch Alternative Capital

535 Madison Ave., Floor 26

New York, NY 10022

Email: roger.schmitz@monarchlp.com

with a copy to:

Wachtell, Lipton, Rosen & Katz

51 W. 52nd St.

New York, New York 10019

Attention: Steven A. Cohen, Esq. / Ante Vucic, Esq.

Facsimile No.: (212) 403-2000

and

Seward & Kissel LLP

One Battery Park Plaza

New York, NY 10004

Attention: James Abbott, Esq. / Robert E. Lustrin, Esq.

Facsimile No.: (212) 480-8421

if to the Oceanbulk Holdcos or the Sellers, to:

Oaktree OBC Holdings LLC

333 S. Grand Avenue, 30th Floor

Los Angeles, CA 90071 1

Attention: Kenneth Liang

Jennifer Box

Mahesh Balakrishnan

Email: kliang@oaktreecapital.com

jbox@oaktreecapital.com

mbalakrishnan@oaktreecapital.com

Millennia Limited Liability Company

c/o Sophia Damigou

Legal Counsel

Aethrion Centre

40, Agiou Konstantinou A v,

151 24 Maroussi,

Greece

Email: sdamigou@oceanbulk.gr

with a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019

Attention: Kenneth M. Schneider, Esq. / Neil Goldman, Esq.

Facsimile No.: (212) 492-0303

if to the Sellers’ Representative, to:

Oaktree OBC Holdings LLC

333 S. Grand Avenue, 30th Floor

Los Angeles, CA 90071 1

Attention: Kenneth Liang

Jennifer Box

Mahesh Balakrishnan

Email: kliang@oaktreecapital.com

jbox@oaktreecapital.com

mbalakrishnan@oaktreecapital.com

with a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019

Attention: Kenneth M. Schneider, Esq. / Neil Goldman, Esq.

Facsimile No.: (212) 492-0303

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day.

SECTION 12.3. Amendments and Waivers.

(a) Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that (i) any such amendment or waiver on behalf of Parent or either Merger Sub shall require the approval of a majority of the Special Committee, and (ii) after the Transactions Approval has been obtained there shall be no amendment or waiver that would require the further approval of the stockholders of Parent under the MIBCA unless such amendment is subject to stockholder approval.

(b) No waiver shall be construed as a waiver of any subsequent breach or failure of the same term or condition, or a waiver of any other term or condition of this Agreement. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Except as set forth in Section 12.1(f), the rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by applicable Law.

SECTION 12.4. Expenses.

(a) General. Except as expressly otherwise provided herein, all costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such cost or expense.

(b) Termination Fee. If (A) this Agreement is terminated (x) by Parent or the Sellers’ Representative pursuant to Section 11.1(b)(ii) or pursuant to Section 11.1(b)(i) at a time when this Agreement could have been validly terminated pursuant to Section 11.1(b)(ii), (y) by the Sellers’ Representative pursuant to Section 11.1(c) or (z) by Parent pursuant to Section 11.1(b) at a time when this Agreement could have been validly terminated by the Sellers’ Representative pursuant to Section 11.1(c), (B) prior to the Parent Stockholders Meeting, an Acquisition Proposal (with 50% being substituted for references to 15% in the definition thereof for the purposes of this Section 12.4(b)) shall have been made and disclosed to the Parent stockholders, and (C) prior to the nine-month anniversary of the date of such termination, Parent enters into a definitive agreement with respect to any Acquisition Proposal or any Acquisition Proposal shall have been consummated, then Parent shall pay the Termination Fee to the Sellers’ Representative (for the benefit of the Sellers, pro rata based on their respective Pro Rata Percentages) in immediately available funds within two Business Days after the occurrence of the last of the events described in clauses (A), (B) and (C) of this Section 12.4(b). “Termination Fee” means $8,000,000.

(c) Other Costs and Expenses. Parent acknowledges that the agreements contained in this Section 12.4 are an integral part of the Transactions and that, without these agreements, the Sellers would not enter into this Agreement. Accordingly, if Parent fails to pay any amount due to the Sellers’ Representative on or prior to the date such amounts are due pursuant to this Section 12.4, it shall also pay any costs and expenses (including reasonable attorneys’ fees and expenses) incurred by the Sellers in connection with a legal action or proceeding to enforce the obligation to pay the Termination Fee that results in a judgment against Parent for such amount, together with interest on the amount of any unpaid fee, cost or expense at the publicly announced prime rate of Citibank, N.A., in effect on the date such amounts were originally due hereunder from the date such fee, cost or expense was required to be paid to (but excluding) the payment date.

(d) Each of the Sellers and each of the Oceanbulk Holdcos agree that, upon any valid termination of this Agreement in accordance with the terms herein under circumstances where the Termination Fee is payable by Parent pursuant to this Section and such Termination Fee is received in full by the Sellers’ Representative (for the benefit of the Sellers, pro rata based on their respective Pro Rata Percentages), the Sellers and Oceanbulk Holdcos shall be precluded from any other remedy against Parent or either Merger Sub, at law or in equity or otherwise, and none of the Sellers or Oceanbulk Holdcos shall seek to obtain any recovery, judgment, or damages or any kind, including consequential, indirect, or punitive damages, against Parent or any of Parent’s Subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or Affiliates or their respective Representatives in connection with this Agreement, the Related Agreements or the Transactions.

SECTION 12.5. Exhibits; Disclosure Letters. All Exhibits annexed hereto are hereby incorporated in and made a part of this Agreement as if set forth in full herein. References to this Agreement shall include the Oceanbulk Disclosure Letter and the Parent Disclosure Letter. The parties hereto agree that any reference in a particular Section of the Oceanbulk Disclosure Letter or Parent Disclosure Letter, as applicable, shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) the applicable representations and warranties (or applicable covenants) that are contained in the corresponding Section of this Agreement and any other representations and warranties that are contained in this Agreement to which the relevance of such item thereto is reasonably apparent on its face. The mere inclusion of an item in Oceanbulk Disclosure Letter or Parent Disclosure Letter, as applicable, as an exception to (or, as applicable, a disclosure for purposes of) a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item would have an Oceanbulk Material Adverse Effect or Parent Material Adverse Effect, as applicable or establish any standard of materiality to define further the meaning of such terms for purposes of this Agreement.

SECTION 12.6. Waiver. Subject to Section 12.3 hereof, at any time prior to the Effective Time, whether before or after the Parent Stockholders Meeting, Parent (on behalf of itself and Merger Subs, and only with the approval of the Special Committee) may (a) extend the time for the performance of any of the covenants, obligations or other acts of the Oceanbulk Holdcos or the Sellers, or (b) waive any inaccuracy of any representations or warranties or compliance with any of the agreements or covenants of the Oceanbulk Holdcos or the Sellers or with any conditions to its own obligations. Any agreement on the part of Parent (on behalf of itself and Merger Subs) to any such extension or waiver will be valid only if such waiver is set forth in an instrument in writing signed on behalf of Parent by its duly authorized officer and signed by a member of the Special Committee (on behalf of the Special Committee). Subject to Section 12.3 hereof, at any time prior to the Effective Time, whether before or after the Parent Stockholders Meeting, the Sellers’ Representative (on behalf of itself and the Oceanbulk Holdcos and the other Sellers) may (a) extend the time for the performance of any of the covenants, obligations or other acts of Parent or Merger Subs, or (b) waive any inaccuracy of any representations or warranties or compliance with any of the agreements or covenants of Parent or Merger Subs, or with any conditions to its own obligations. Any agreement on the part of the Sellers’ Representative to any such extension or waiver will be valid only if such waiver is set forth in an instrument in writing signed on behalf of the Sellers’ Representative by its duly authorized officer. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise will not constitute a waiver of such rights. The waiver of any such right with respect to particular facts and other circumstances will not be deemed a waiver with respect to any other facts and circumstances, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.

SECTION 12.7. Governing Law. This Agreement will be deemed to be made in and in all respects will be interpreted, construed and governed by and in accordance with the Laws of the State of New York without giving effect to any choice of Law or conflict of Law provision or rule that would cause the application of the Laws of any jurisdiction other than the State of New York, except to the extent that the law of the Marshall Islands is mandatorily applicable to the Merger.

SECTION 12.8. JURISDICTION. EACH OF THE PARTIES HERETO CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT SITTING IN MANHATTAN IN NEW YORK CITY OR IN THE FEDERAL SOUTHERN DISTRICT IN THE STATE OF NEW YORK AND ANY APPELLATE COURT THEREFROM LOCATED IN NEW YORK, NEW YORK AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS AGREEMENT, THE MERGER OR THE OTHER TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF THE PARTIES HERETO ACCEPTS FOR ITSELF AND IN CONNECTION WITH ITS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY FINAL AND NONAPPEALABLE JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS AGREEMENT, THE MERGER OR THE OTHER TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH OF THE PARTIES HERETO FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN ANY SUCH ACTION OR PROCEEDING BY THE MAILING OF COPIES THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO SUCH PARTY AT THE ADDRESS SPECIFIED IN THIS AGREEMENT, SUCH SERVICE TO BECOME EFFECTIVE 15 CALENDAR DAYS AFTER SUCH MAILING. NOTHING HEREIN WILL IN ANY WAY BE DEEMED TO LIMIT THE ABILITY OF ANY PARTY HERETO TO SERVE ANY SUCH LEGAL PROCESS, SUMMONS, NOTICES AND DOCUMENTS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW OR TO OBTAIN JURISDICTION OVER OR TO BRING ACTIONS, SUITS OR PROCEEDINGS AGAINST ANY OTHER PARTY HERETO IN SUCH OTHER JURISDICTIONS, AND IN SUCH MANNER, AS MAY BE PERMITTED BY ANY APPLICABLE LAW.

SECTION 12.9. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

SECTION 12.10. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). Facsimile signatures or signatures received as a pdf attachment to electronic mail shall be treated as original signatures for all purposes of this Agreement.

SECTION 12.11. Entire Agreement. This Agreement, the Related Agreements and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

SECTION 12.12. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

SECTION 12.13. Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof, that monetary damages may not be adequate compensation for any loss incurred in connection therewith, and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any federal court located in the State of New York or any New York state court, in addition to any other remedy to which they are entitled at law or in equity, and the parties to this Agreement hereby waive any requirement for the posting of any bond or similar collateral in connection therewith. The parties hereby agree to waive in any action for specific performance of any such obligation (other than in connection with any action for temporary restraining order) the defense that a remedy at law would be adequate.

SECTION 12.14. Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and will not affect in any way the meaning or interpretation of this Agreement.

SECTION 12.15. Construction. The parties have participated jointly in the negotiation and drafting of this Agreement, and, in the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties, and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

SECTION 12.16. Binding Effect; Benefit; Assignment.

(a) The provisions of this Agreement shall be binding upon and, except as provided in Section 12.1, shall inure to the benefit of the parties hereto and their respective successors and assigns. Except as provided in Section 12.1, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns.

(b) No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto, except that Parent or either Merger Sub may transfer or assign its rights and obligations under this Agreement after the Effective Time to any Affiliate of Parent or such Merger Sub; provided, that no such assignment shall relieve Parent of any obligations under this Agreement. Any purported assignment without such prior written consents shall be void.

SECTION 12.17. Sellers’ Representative.

(a) By virtue of the adoption of this Agreement, the Sellers’ Representative is hereby authorized, directed and appointed to act as sole and exclusive agent, attorney-in-fact and representative of the Sellers, with full power of substitution with respect to all matters under this Agreement, including determining, giving and receiving notices and processes hereunder, executing and delivering, on behalf of the Sellers, any and all documents or certificates to be executed by the Sellers, in connection with this Agreement, the Related Agreements and the Transactions, granting any waiver, consent or approval on behalf of the Sellers under this Agreement, appointing one or more successor Sellers’ Representatives, contesting and settling any and all claims for indemnification pursuant to Section 12.1, resolving any other disputes hereunder, performing the duties expressly assigned to the Sellers’ Representative hereunder and to engage and employ agents and representatives and to incur such other expenses as the Sellers’ Representative shall reasonably deem necessary or prudent in connection with the foregoing. The Sellers’ Representative shall have the sole and exclusive right on behalf of any Sellers to take any action or provide any waiver, or receive any notice with respect to any claims for indemnification under Section 12.1 and to settle any claim or controversy arising with respect thereto. Any such actions taken, exercises of rights, power or authority, and any decision or determination made by the Sellers’ Representative consistent herewith, shall be absolutely and irrevocably binding on each Seller as if such Person personally had taken such action, exercised such rights, power or authority or made such decision or determination in such Person’s individual capacity, and no such Person shall have the right to object, dissent, protest or otherwise contest the same.

(b) The appointment of the Sellers’ Representative as the attorney-in-fact of each of the Sellers revokes any power of attorney heretofore granted that authorized any other person or persons to represent such Person with regard to this Agreement. The appointment of the Sellers’ Representative as attorney-in-fact pursuant hereto is coupled with an interest and is irrevocable. The obligations of each of the Sellers pursuant to this Agreement (i) will not be terminated by operation of law, death, mental or physical incapacity, liquidation, dissolution, bankruptcy, insolvency or similar event with respect to such Person or any proceeding in connection therewith, or in the case of a trust, by the death of any trustee or trustees or the termination of such trust, or any other event, and (ii) shall survive the delivery of an assignment by any such Person of the whole or any fraction of its interest in any payment due to it under this Agreement.

(c) The Sellers’ Representative hereby accepts the foregoing appointment and agrees to serve as Sellers’ Representative, subject to the provisions hereof, for the period of time from and after the date hereof without compensation except for the reimbursement from the Sellers in accordance with their respective Pro Rata Percentages, of fees and expenses incurred by Sellers’ Representative in its capacity as such.

(d) For all purposes of this Agreement, Parent, the Special Committee and the Parent Board shall be entitled to rely conclusively on the instructions and decisions of the Sellers’ Representative as to the settlement of any claims for indemnification by any Parent Indemnified Person pursuant to Section 12.1 or any other actions required or permitted to be taken by the Sellers’ Representative hereunder or in connection with the Merger and other matters contemplated hereby.

(e) The Sellers’ Representative shall not, in the absence of bad faith, willful misconduct or gross negligence, have any liability to the Sellers whatsoever with respect to its actions, decisions and determinations, and shall be entitled to assume that all actions, decisions and determinations are fully authorized by each and every one of the Sellers.

(f) The Sellers’ Representative shall be entitled to rely upon any Order, certification, demand, notice, instrument or other writing delivered to it hereunder without being required to determine the authenticity or the correctness of any fact stated therein or the propriety or validity of the service thereof. The Sellers’ Representative may act in reliance upon any instrument or signature believed by it to be genuine and may assume that the Person purporting to give receipt or advice or make any statement or execute any document in connection with the provisions hereof has been duly authorized to do so. The Sellers’ Representative may conclusively presume that the undersigned representative of any party hereto which is an entity other than a natural person has full power and authority to instruct the Sellers’ Representative on behalf of that party unless written notice to the contrary is delivered to the Sellers’ Representative.

(g) The Sellers’ Representative may act pursuant to the advice of counsel with respect to any matter relating to this Agreement and shall not be liable for any action taken or omitted by it in good faith in accordance with such advice.

(h) Parent hereby agrees that the Sellers’ Representative shall not, in its capacity as such, have any liability to Parent, Merger Subs or the Surviving Companies whatsoever with respect to its actions, decisions or determinations.

(i) The rights, powers and benefits of the Sellers’ Representative under this Agreement shall survive any termination of this Agreement.

SECTION 12.18. No Third Party Beneficiaries. Except as provided in Section 8.10, Section 12.1, Section 12.19 or Section 12.20 (each of which provisions is intended to be for the benefit of the Persons referred to therein, and may be enforced by any such Person), the parties hereto hereby agree that their respective representations, warranties, covenants and agreements set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties.

SECTION 12.19. Waiver of Conflicts. Paul, Weiss, Rifkind, Wharton & Garrison LLP (“Sellers Counsel”) has acted as legal counsel to the Sellers and their respective Affiliates prior to the Closing in connection with the transactions contemplated by this Agreement. The parties recognize the community of interest that exists and will continue to exist until the Closing, and the parties agree and acknowledge that such community of interest should continue to be recognized after the Closing. Specifically, the parties agree that (a) neither the Parent nor any Oceanbulk Company shall seek to have any Sellers Counsel disqualified from representing Seller or its Affiliates (or any other equityholder of Seller) in any dispute (whether in contract or tort) that may arise between an Oceanbulk Company or its Affiliates formerly represented by Sellers Counsel, on the one hand, and Seller or its Affiliates (or any other equityholder of Seller), on the other hand, based upon, arising out of or related to this Agreement or any of the transactions contemplated by this Agreement in whole or in part and (b) in connection with any dispute that may arise between an Oceanbulk Company or its Affiliates formerly represented by Sellers Counsel, on the one hand, and Seller or its Affiliates (or any other equityholder of Seller), on the other hand, Seller and its Affiliates shall have the right to decide whether or not to waive any attorney-client privilege that may apply to any communications between an Oceanbulk Company or its Affiliates formerly represented by Sellers Counsel or Seller and its Affiliates, on the one hand, and any Sellers Counsel, on the other hand, that occurred on or prior to the Closing, provided that the foregoing shall not extend to any communication or file not involving the negotiation, documentation and consummation of the Transactions or the matters contemplated hereby. The covenants contained in this Section 12.19 are intended to be for the benefit of, and shall be enforceable by, Sellers Counsel and its legal representatives and shall not be deemed exclusive of any other rights to which Sellers Counsel is entitled, whether pursuant to law, contract or otherwise.

SECTION 12.20. Non-Recourse. Except as set forth in any Related Agreements (and then only with respect to the entities expressly named as parties therein and then only with respect to the specific obligations of such party set forth therein), (i) this Agreement may be enforced only against, and any Action based upon, arising out of, or related to this Agreement or the Transactions may be brought only against, the entities that are expressly named as parties and then only with respect to the specific obligations set forth herein with respect to such party and (ii) with respect to each party, no past, present or future director, officer, employee, incorporator, member, partner, shareholder, agent, attorney, advisor, lender or representative or Affiliate of such named party shall have any liability (whether in contract or tort, at law or in equity or otherwise, or based upon any theory that seeks to impose liability of an entity party against its owners or Affiliates) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of such named party or for any Action or claim based on, arising out of, or related to this Agreement or the Transactions. The provisions of this Section 12.20 are intended to be for the benefit of, and enforceable by the directors, officers, employees, incorporators, members, partners, stockholders, agents, attorneys, advisors, lenders and other representatives and Affiliates referenced in this Section 12.20 and each such Person shall be a third party beneficiary of this Section 12.20.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date first above written.

STAR BULK CARRIERS CORP.

By:	/s/ Spyros Capralos
Name: Spyros Capralos
Title: Chief Executive Officer

STAR SYNERGY LLC

By:	/s/ Georgia Mastagaki
Name: Georgia Mastagaki
Title: Officer

STAR OMAS LLC

By:	/s/ Georgia Mastagaki
Name: Georgia Mastagaki
Title: Officer

OAKTREE OBC HOLDINGS LLC

By:	/s/ Rajath Shourie
Name: Rajath Shourie
Title: Authorized Signatory

By:	/s/ Jenny Box
Name: Jenny Box
Title: Authorized Signatory

MILLENNIA LIMITED LIABILITY COMPANY

By:	Oceanbulk Maritime S.A., its Manager

By:	/s/ Alicia Williams Romero
Name: Alicia Williams Romero
Title: President / Director

OAKTREE DRY BULK HOLDINGS LLC

By:	/s/ Rajath Shourie
Name: Rajath Shourie
Title: Authorized Signatory

By:	/s/ Jenny Box
Name: Jenny Box
Title: Authorized Signatory

MILLENNIA HOLDINGS LLC

By:	Oceanbulk Maritime S.A., its Manager

By:	/s/ Alicia Williams Romero
Name: Alicia Williams Romero
Title: President/Director

Exhibit A

Ownership Interests

Oceanbulk Holdco	Ownership
Oaktree OBC Holdings LLC	100% of membership interests owned by Oaktree Dry Bulk Holdings LLC

Millennia Limited Liability Company	100% of membership interests owned by Millennia Holdings LLC

Oaktree Seller (or Affiliate)	Record and Beneficial Ownership of Shares of Parent Common Stock

Certain affiliated entities of Oaktree Seller(1)	5,773,907

(1) VOF1 directly holds 3,501,907 shares of Parent Common Stock, and has the sole power to vote and dispose of such Parent Common Stock.

VOF GP, in its capacity as the general partner of VOF, has the ability to direct the management of VOF’s business, including the power to vote and dispose of securities held by VOF; therefore, VOF GP may be deemed to beneficially own VOF’s Subject Shares.

VOF GP Ltd., in its capacity as the general partner of VOF GP, has the ability to direct the management of VOF GP’s business, including the power to direct the decisions of VOF GP regarding the voting and disposition of securities held by VOF; therefore, VOF GP Ltd. may be deemed to have indirect beneficial ownership of VOF’s Subject Shares.

Fund IX directly holds 2,251,325 Common Shares and has the sole power to vote and dispose of such Common Shares.

GP LLC, in its capacity as the general partner of Fund IX, has the ability to direct the management of Fund IX’s business, including the power to direct the decisions of Fund IX regarding the voting and disposition of securities held by Fund IX; therefore, GP LLC may be deemed to have indirect beneficial ownership of Fund IX’s Subject Shares.

Parallel 2 directly holds 20,675 Common Shares and has the sole power to vote and dispose of such Common Shares.

IX GP, in its capacity as the general partner of Parallel 2, has the ability to direct the management of Parallel 2’s business, including the power to vote and dispose of securities held by Parallel 2; therefore IX GP may be deemed to beneficially own Parallel 2’s Subject Shares.

IX Ltd., in its capacity as the general partner of IX GP, has the ability to direct the management of IX GP’s business, including the power to direct the decision if IX GP regarding the voting and disposition of securities held by Parallel 2; therefore IX GP may be deemed to have indirect beneficial ownership of Parallel 2’s Subject Shares.

GP I, (i) in its capacity as the sole shareholder of each of VOF GP Ltd. and IX Ltd., has the ability to appoint and remove the directors and direct the management of the business of each of VOF GP Ltd. and IX Ltd, and (ii) in its capacity as the managing member of GP LLC, has the ability to direct the management of GP LLC’s business, including the power to direct the decisions of GP LLC regarding the voting and disposition of securities held by Fund IX; therefore, GP I may be deemed to have indirect beneficial ownership of the Subject Shares.

[1]	Defined terms used herein and not otherwise defined have the meanings ascribed to such terms in the Schedule 13D, as amended, filed by affiliates of the Oaktree Seller.

business, including the power to direct the decisions of GP I Capital I, in its capacity as the general partner of GP I, has the ability to direct the management of GP I’s business, including the power to direct the decisions of GP I

Holdings I, in its capacity as the general partner of Capital I, has the ability to direct the management of Capital I’s business, including the power to direct the decisions of Capital I regarding the voting and disposition of securities held by VOF, Fund IX and Parallel 2; therefore, Holdings I may be deemed to have indirect beneficial ownership of the Subject Shares.

Holdings, in its capacity as the managing member of Holdings I, has the ability to direct the management of Holding I’s business, including the power to direct the decisions of Holdings I regarding the voting and disposition of securities held by VOF, Fund IX and Parallel 2; therefore, Holdings may be deemed to have indirect beneficial ownership of the Subject Shares.

Management, in its capacity as the sole director of each of VOF GP Ltd. and IX Ltd., has the ability to direct the management of VOF GP Ltd. and IX Ltd., including the power to direct the decisions of VOF GP Ltd. and IX Ltd. regarding the voting and dispositions of the securities held by VOF and Parallel 2, respectively; therefore, Management may be deemed to have indirect beneficial ownership of VOF’s and Parallel 2’s Subject Shares.

Holdings, Inc., in its capacity as the general partner of Management, has the ability to direct the management of Management’s business, including the power to direct the decisions of Management regarding the voting and disposition of securities held by VOF and Parallel 2; therefore, Holdings, Inc. may be deemed to have indirect beneficial ownership of VOF’s and Parallel 2’s Subject Shares.

OCG, in its capacity as the sole shareholder of Holdings, Inc., has the ability to appoint and remove directors of Holdings, Inc. and, as such, may indirectly control the decisions of Holdings, Inc. regarding the voting and disposition of securities held by VOF and Parallel 2. Additionally, OCG, in its capacity as the managing member of Holdings, has the ability to direct the management of Holdings’ business, including the power to direct the decisions of Holdings regarding the voting and disposition of securities held by VOF, Fund IX and Parallel 2. Therefore, OCG may be deemed to have indirect beneficial ownership of the Subject Shares.

OCGH GP, in its capacity as the duly appointed manager of OCG, has the ability appoint and remove directors of OCG and, as such, may indirectly control the decisions of OCG regarding the voting and disposition of securities held by VOF, Fund IX and Parallel 2; therefore, OCGH GP may be deemed to have indirect beneficial ownership of the Subject Shares.

Pappas Seller (or Affiliate)	Record and Beneficial Ownership of Shares of Parent Common Stock

Maria Milena Pappas	1,050,335
Alexandros Pappas	853,421
Dimitris Kondylis	107,149.26

Exhibit B

Parent Board Composition

Director	Director Class
1. Rajath Shourie	A
2. Emily Stephens	B
3. Renee Kemp	C
4. Petros Pappas	C

Exhibit C

Parent Board Composition

Director	Director Class
1. Spyros Capralos (Non-Executive Chairman)	C
2. Tom Søfteland	A
3. Roger Schmitz	B
4. Koert Erhardt	B
5. Additional member to be selected by the Special Committee after signing this Agreement but no later than the Parent Stockholders Meeting.	A

Exhibit D

Form of Oaktree Stockholders Agreement

Exhibit E

Form of Registration Rights Agreement

Exhibit F

Form of Pappas Stockholders Agreement

Exhibit G-1

Parent Management

Executive	Title
Petros Pappas	Chief Executive Officer
Hamish Norton	President
Christos Begleris	Co-Chief Financial Officer
Simos Spyrou	Co-Chief Financial Officer
Nicos Rescos	Chief Operating Officer
Zenon Cleopas	Executive Vice President
Sophia Damigou	Co-General Counsel
Georgia Mastagaki	Co-General Counsel

Exhibit G-2

Oceanbulk Management Members

Executive	Title
Petros Pappas	Chief Executive Officer
Hamish Norton	President
Christos Begleris	Co-Chief Financial Officer
Nicos Rescos	Chief Operating Officer
Sophia Damigou	Co-General Counsel

Exhibit G-3

Oceanbulk Management Term Sheets

See attached.

Exhibit H

Core Vessel Distribution

Heron ABY Vessels

1.	ABYO Audrey
2.	One of the following Kamsarmax vessels: ABYO Gwyneth, ABYO Oprah or ABYO Angelina

Heron OBS Vessels

Two of the following Kamsarmax vessels: ABYO Gwyneth, ABYO Oprah or ABYO Angelina

Disagreement Process

During the fourteen (14)-day period following the delivery of a Notice of Disagreement, Parent and the Sellers’ Representative shall seek in good faith to resolve in writing any differences that they may have with respect to the matters specified in the Notice of Disagreement. If at the end of such fourteen (14)-day period Parent and the Sellers’ Representative have not resolved in writing the matters specified in the Notice of Disagreement, Parent and the Sellers’ Representative shall submit to a mutually agreed independent accounting firm (the “Accounting Firm”) for arbitration, only matters that remain in dispute. Parent and the Sellers’ Representative shall use reasonable commercial efforts to cause the Accounting Firm to render a written decision resolving the matters submitted to the Accounting Firm within thirty (30) days of the receipt of such submission. The Accounting Firm shall act as an expert, not an arbitrator, and the scope of the disputes to be resolved by the Accounting Firm shall be limited to fixing mathematical errors and determining whether the items in dispute were determined in accordance with this Agreement and the Accounting Firm is not to make any other determination. The Accounting Firm’s decision shall be based solely on written submissions by Parent and the Sellers’ Representative and their respective representatives and not by independent review and shall be final and binding on all of the parties hereto. The Accounting Firm may not assign a value greater than the greatest value, or smaller than the smallest value, for such item claimed by either Parent or the Sellers’ Representative. Judgment may be entered upon the determination of the Accounting Firm in any court having jurisdiction over the party against which such determination is to be enforced. The fees and expenses of the Accounting Firm incurred pursuant to this Exhibit I shall be borne by the Sellers, pro rata based on their respective Pro Rata Percentages, on the one hand, and Parent, on the other hand, in proportion to the final allocation made by such Accounting Firm of the disputed items weighted in relation to the claims made by the Sellers, on the one hand, and Parent, on the other hand, such that the prevailing party pays the lesser proportion of such fees, costs and expenses. The Statement (as revised in accordance with this sentence) shall become final and binding upon the parties on the earlier of (A) the date Parent and the Sellers’ Representative resolve in writing any differences they have with respect to the matters specified in the Notice of Disagreement and (B) the date any disputed matters are finally resolved in writing by the Accounting Firm.